3/8


04024491

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gene Medix plc

*CURRENT ADDRESS Rosalind Franklin House
Fordhim Road, New Market
CB8 7XN England

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34784 FISCAL YEAR

PROCESSED
APR 22 2004
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4-21-04


GMX
GeneMedix


biopharmaceuticals

Annual report 2000

Contents

Chairman's statement	1
Company review	2
Board of Directors and Senior Executives	5
Financial review	7
Directors' report	8
Corporate governance statements	10
Remuneration report	13
Directors and Advisors	15
Auditors' report	16
Profit & loss account	17
Balance sheet	18
Cash flow statement	19
Notes to the accounts	20
Notice of Annual General Meeting	30

Chairman's Statement



GeneMedix has undergone a period of rapid development during this financial year. This has included three separate rounds of fund raising, commencement of trading on London's OFEX (from January to November), and most recently a dual listing on the London Stock Exchange on November 30th and the Singapore Stock Exchange (SGX) on December 1st. GeneMedix is the first life science company to list on the SGX, an event that has created considerable interest in South-East Asia.

During the year, we have recruited a strong and experienced team of senior managers, extended the Board of Directors, negotiated the acquisition of a manufacturing company in Shanghai, moved into new premises in Newmarket, Suffolk and progressed the development of no fewer than 5 products.

Our results show that the cash burn has been in line with expectations, and reflects the Company's ethos of utilising our cash resources prudently.

At the time of the listing we set out a detailed business plan. It involved commercial production of our first product, GM-CSF, out of a facility in China by the end of the first half of 2001. This was to be followed by the manufacture of EPO and Interferon-alpha 2b by the end of 2002, following the construction or acquisition of additional manufacturing capacity, and the upgrading of the Shanghai facility to international pharmaceutical standards. Initial distribution of these products was to be into China, ASEAN territories, India and Eastern Europe.

The stated longer-term strategy was to have all 7 products in our portfolio manufactured to international pharmaceutical standards and commercially available within a 5-6 year time frame, to coincide with the loss of patent protection by the branded products in the Western European markets. This would allow GeneMedix to address these markets rapidly thereafter, by commencing the process of regulatory approvals and the establishment of marketing collaborations.

Though it is still early days, we are well on course with the implementation of our plan. We announced, in January 2001, the acquisition of 75% of the shares in Shanghai Dongxin Biotechnology Company Limited (SDB) from ShenglongDa, the commercialisation arm of the Shanghai Institute of Biochemistry. The new equity subsidiary was named Shanghai Genemedix Biotechnology Company Ltd (SGB). The total purchase price was £5.3 million, with a further capital contribution of £1.4 million to be made into the acquired entity. The acquisition of this company provides us with a modern high quality manufacturing facility, equipped with and Epidermal Growth Factor (EGF) to Chinese GMP standards. Planned additional investment will allow us to upgrade the facility to meet with international pharmaceutical standards, and provide an additional process stream for the production of Interferon-alpha 2b.

Preparations for the GM-CSF launch in China are currently at an advanced stage, as are those for the construction of a second manufacturing plant. Positive progress has also been made in the bioequivalence studies and product development for EPO and Interferon-alpha 2b. The process development is under way for the manufacture of Insulin and the programme to develop EGF in China is also progressing well. We are also confident that the coming year will see us establish marketing agreements that will broaden our markets into India, the ASEAN territories and Eastern Europe.

The Board was expanded during the year with the additions of Mr. Paul Edwards as Chief Executive in December 1999, Mr. Gordon Mylchreest as Non-Executive Director in January 2000, and Mr. Julian Attfield as Chief Financial Officer and Mr. Fong Kwok Jen as Non-Executive Director (Singapore), both in October 2000.

A strong UK management team has also been assembled during the year with broad industry experience. Tony Gasson joined us early in the year as Technical Director and is now resident in Shanghai. John Greenwood followed as Head of Regulatory Affairs along with Richard Barker, as Head of Development. In July they were joined by Jackie Turnbull as Head of Business Development and Sue Buchanan as Director of Marketing in December 2000.There are now 10 UK staff with an additional 30 employees based at the Shanghai manufacturing facility.

We view the year ahead with much optimism and excitement as we begin to roll out our products into the market place and progress our vision to create a high quality global biopharmaceutical products company. We also feel very privileged to be involved in a Company that not only has the potential to create real value for our shareholders, but also has the ability to bring affordable medicines to patient populations that have, until now, remained untreated.

Dr Kim Tan

20th March 2001

Company review

Company Profile

The business of the Company is the development and manufacture of generic biopharmaceuticals, generic versions of therapeutic proteins, which will be manufactured to the highest international pharmaceutical standards for marketing worldwide.

The Company is focusing on biotechnology drugs which are acknowledged to be difficult to manufacture and where the cost per dose is high. Currently these products are purchased by developed countries and are largely unaffordable in many other developing countries.

GeneMedix will develop, manufacture and market pharmaceuticals where there is a clear market opportunity – ie. either where they are un-patented in certain geographical areas, where the Directors believe there is significant market potential, or where they are known to be coming off patent in the next 5–10 years.

A key platform underpinning the Company's ability to pursue this market is its collaboration agreement with the world famous Shanghai Institute of Biochemistry (SIB). SIB has granted GeneMedix an unlimited, royalty free, exclusive worldwide (non-exclusive in China) licence to the technology which will enable the Company to manufacture its first products - seven cell lines, each of which produces a different therapeutic protein.

Furthermore the Company believes that the technology it has licensed from SIB will prove to be significantly more efficient for protein production than current technologies. The strategy of the Company is, therefore, to develop generic biopharmaceuticals using this technology.

GeneMedix intends to further leverage its capabilities through establishing global manufacturing facilities which will be located in jurisdictions where strong fiscal incentives exist. It is the intention to operate all the Company's manufacturing facilities to the highest international GMP standards to enable global supply of high quality products. To achieve this strategy, the Company aims either to acquire and upgrade existing biopharmaceuticals manufacturing facilities or to commission new building.

Three manufacturing facilities are planned. The first – a joint venture in China with ShenglongDa is on track to produce its first product in 2001. The second, based in Europe, is under negotiation and the third is in the planning stage. The focus of each will be dedicated to one of bacterial cell, mammalian cell or yeast cell fermentation processes and of a scale to enable global delivery of the product.

Products will be marketed through partners selected for their ability to access key geographic regions, initially in China, India and Eastern Europe and with appropriate market focus. Subsequently agreements with multi-national pharmaceutical suppliers will be sought to access markets in Western Europe and, ultimately, the USA.

In parallel with these activities the Company is seeking to develop collaborative agreements with novel drug delivery companies which the Company believes will maintain the competitiveness of GeneMedix' product portfolio longer term.

Regulatory Environment

The Company must obtain a product licence for each territory in which it intends to market a product.

For generic products, the minimum clinical requirement for product registration with the relevant regulatory authority will be bioequivalence studies. This involves relatively small studies which compare the GeneMedix products with branded products that are already licensed for sale. It is likely that larger clinical studies may have to be conducted in some territories; particularly the EU and the US.

In China GeneMedix is in the final stages of approval for its first product, GM-CSF. The Company is in the process of compiling dossiers for GM-CSF for the next target territories.

Shanghai Institute of Biochemistry

The SIB was established in 1958 under the Chinese Academy of Sciences. The SIB is viewed as a flagship of Chinese biochemistry and gained international recognition in the 1960's as the first institution to perform the total synthesis of crystalline bovine insulin. The main research effort of SIB is focused on the structure-function relationship of biological macro molecules (e.g. DNA, RNA), molecular genetics and genetic engineering. SIB is funded by the Chinese government, but also receives external grants from organisations such as the Rockefeller Institute in the US and the Max Planck Institute in Germany. The SIB is responsible for implementing Chinese national policy to spearhead the contribution of science and technology to the economic construction of China.

GeneMedix has a close working relationship with the SIB and intends to continue its collaboration on a long term basis.

Company review (continued)

GeneMedix Products

Erythropoietin ("EPO")

EPO is the hormone produced by the kidneys that stimulates red blood cell production. Red blood cells are the most common cellular blood components and make up nearly half of the blood's volume. The red blood cells contain haemoglobin that enables them to transport oxygen from the lungs to all parts of the body. A lack of EPO results in the clinical condition of anaemia, a condition where the number of red blood cells is below normal. EPO is mainly used for the treatment of anaemia associated with EPO deficiency in chronic renal failure.

The first company to patent and produce a recombinant human EPO was Amgen, an American biotechnology company which has successfully gained approval for several indications for EPO. It is among the world's best selling protein drug products, with global annual sales in excess of USD $3.9 billion.

Granulocyte macrophage-colony stimulating factor ("GM-CSF")

Neutropenia is a condition where neutrophils, a type of white blood cell, the primary cellular defence against bacteria and fungi, are at abnormally low levels. The main clinical symptom of the condition is frequent or unusual infections. GM-CSF is a growth factor that stimulates the production of white blood cells. It is used to treat neutropenia caused by chemotherapy, the use of cytotoxic drugs for the treatment of cancer, and aims to reduce the incidence of associated infections. It can also be used to accelerate myeloid recovery following bone marrow transplantation. Furthermore, it can be used to treat neutropenia induced by some of the drugs used in the treatment of patients with AIDS.

Schering Plough and Novartis are the two main companies currently selling recombinant human GM-CSF. A recombinant human granulocyte-colony stimulating factor ("G-CSF") has been developed by both Amgen and Chugai and are available as filgrastim (Neupogen) and lenograstim (Granocyte) respectively. Annual combined global sales of GM-CSF and G-CSF are in excess of USD $2.1 billion.

Interferon alpha ("IFN-alpha")

The body's immune system attacks and eliminates not only bacteria and other foreign substances but also cancer cells. Cytokines are messengers and are secreted by the immune system in response to an attack. IFN-alpha 2b is a cytokine and has demonstrated its capability as an anti-tumour, as well as an anti-viral, agent. There have been several forms of the protein exploited commercially, including IFN-alpha 2b, IFN-alpha 2a and IFN-alpha N1. The various forms of Interferon have successfully gained approval for many indications, including large volume indications such as hepatitis, placing

The different forms of IFN-alpha are used as anti-tumour and anti-viral agents. They have been approved for use in AIDS related Kaposi's sarcoma, hairy cell leukaemia, non-Hodgkin's lymphoma, chronic myelogenous leukaemia, chronic active hepatitis B, chronic hepatitis C and maintenance of remission in multiple myeloma. The specific form IFN-alpha 2a is further indicated for recurrent or metastatic renal cell carcinoma and progressive cutaneous T-cell lymphoma. Global annual sales of IFN- alpha are in excess of USD $1.5 billion.

Interferon Gamma ("IFN-gamma")

Like IFN-alpha, IFN-gamma is a cytokine and has actions as an immune response modifier. This protein is licensed for use in patients with chronic granulomatous disease ("CGD") to reduce the frequency of serious infection. CGD is an uncommon, primary immunodeficiency disease that is inherited by several different modes. Boehringer Ingelheim, the main supplier of the protein in Europe has a recombinant human interferon gamma-1b (Immukin). Genentech has developed a recombinant product (Actimmune) that is out-licensed to InterMune Pharmaceuticals for sale in the US. Annual global sales of IFN- gamma are more than USD $66 million.

Interleukin 2 ("IL-2")

The term interleukin refers to a class of cytokines that influence a variety of cells. IL-2 has been a major commercial success and is used as a cancer treatment. IL-2 is licensed for use in patients with non-Hodgkin's lymphoma, acute myelogenous leukaemia, metastatic renal cell carcinoma and malignant metastatic melanoma. Chiron is currently the main supplier of the protein. It markets its product under two brand names, Aldesleukin and Proleukin. Annual global sales are estimated at USD $112 million.

Company review (continued)

Human insulin

Diabetes mellitus is a disorder in which blood glucose levels are abnormally high due to a lack of insulin or a state of insulin resistance. Insulin is the primary substance responsible for controlling blood sugar levels throughout the day and in response to eating or drinking. Type I diabetes, or insulin dependant diabetes, is caused by a lack of production of insulin. This type of diabetes is usually diagnosed in childhood and is treated by multiple daily injections of insulin. Type II diabetes, or non-insulin dependant diabetes, is thought to be caused by a gradual development of cell resistance to the actions of insulin. Type II diabetes is associated with obesity and advancing age. Most Type II diabetics will eventually require insulin. There are three types of insulin products available, namely, short acting, intermediate and long acting. Recently, the market has seen the introduction of a new insulin product that provides very rapid increases in blood insulin levels.

Two companies dominate the worldwide market for insulin, namely Novo Nordisk and Eli Lilly & Co. Both companies have launched an insulin analogue. The market is globally estimated to be worth USD $2.5 billion.

Epidermal growth factor ("EGF")

EGF is a protein normally present in the body which promotes cell division in various parts of the body such as skin, cornea and gastrointestinal tract. EGF is thought to play an important part in normal cell growth and development and wound healing.

Phase I and II clinical studies for topical application to wounds has been completed in China. GeneMedix would be one of the first companies to sell a product containing EGF and the Company is pursuing the registration process in China.

Intellectual property

In addition to the core business of developing and manufacturing generic biopharmaceuticals, the Company will continue to work with SIB to obtain the right to technology and know-how which, in the opinion of the Directors, will provide opportunities to obtain patent protection and potentially to enter into licensing arrangements with third parties. To date, this has resulted in the filing of two international patent applications by the Company, on behalf of SIB, to which the Company has worldwide licences; one for a potentially novel gene sequence for a monomeric insulin and the other for triplex-forming oligonucleotides for use in tumour inhibition.

Shanghai GeneMedix Biotechnology Company Ltd (SGB)

SGB was acquired in December 2000 from ShenglongDa, the commercialisation arm of SIB. It is situated in the Zhangjiang Hi-tech Park, in the Pudong New Area district of Shanghai



Board of Directors



Chairman Dr Kim Tan BSc, PhD, FRSM – Non-Executive

Dr Tan, aged 45, was appointed to the Board in April 1999 and is a founder of the Company. He is also the founder and an executive Director of KS Biomedix Holdings Plc, a biotech company which was admitted to the Alternative Investment Market of the London Stock Exchange ("AIM") in 1995 and to the UK Official List in 1998. He is Non-Executive chairman of TranXenoGen Inc., which has developed transgenic technology to produce human proteins in chickens' eggs, and was admitted to AIM in July 2000. He is the author of over 45 scientific papers, the inventor of sheep monoclonal antibodies and a Fellow of the Royal Society of Medicine.



Chief Executive Officer Mr Paul Edwards MBE BSc

Mr Edwards, aged 44, was appointed to the Board in December 1999. He was formerly Vice President and General Manager of Genzyme Corporation's UK operation. A graduate in Chemistry from Surrey University, he spent 7 years with Beecham Pharmaceuticals involved in the manufacture of semi-synthetic penicillins, before moving to Genzyme in 1986. Most recently, he has worked in management consultancy at Ruston Poole International. Paul is the former chairman of the Manufacturing Advisory Committee of the UK BioIndustry Association, and has worked with the UK Department of Trade and Industry advising on issues relating to the manufacture of biopharmaceuticals. In 1997, he received an MBE for services to biotechnology and in 1999, the Donald Medal for services to biochemical engineering.



Chief Financial Officer and Company Secretary Mr Julian Attfield BA, ACA

Mr Attfield, aged 38, was appointed to the Board in October 2000. He was formerly the Director of Finance and Administration with Sigma-Genosys Ltd., a leading manufacturer of biomolecules for the life sciences industry, and a wholly-owned subsidiary of Sigma Aldrich Corporation. A graduate in Modern Languages from the University of Exeter, he joined Arthur Andersen & Co. in 1989, where he qualified as an Associate of the Institute of Chartered Accountants in England and Wales in 1993. He then joined Automotive Diagnostics UK Ltd. as Group Financial Controller (1993-1996) before moving to Sigma-Genosys Ltd.



Marketing Director (Asia) Dr Hong-Hoi Ting BSc, DPhil

Dr Ting, aged 44, was appointed to the Board in April 1999 and is a founder of the Company. He has a degree in biochemistry from Bath University and a doctorate in enzymology from the University of Oxford. Between 1982 and 1986, he was a senior university research staff and Group Leader in microbiology at Dyson Perrins Laboratory in Oxford. He worked for Amersham International plc as a regional manager in charge of its Life Science business in the Far East and South East Asia. He was also the Country Manager for Amersham International plc in China from 1989 to 1994 Since then, Dr Ting has worked as a consultant in Asia for Amersham International plc, Westinghouse Electric Corporation and Johnson and Johnson. He has also been involved in setting up several joint ventures for Westinghouse and a joint venture for Shanghai Alpha Biotechnology Company Limited with SIB for the production of one-step tests for hepatitis.



Non-Executive Director Mr Gordon Mylchreest MCIM

Mr Mylchreest, aged 55, was appointed to the Board in January 2000. He was the Group Marketing Director of Consolidated Group from 1984 to 1994 before it was acquired by GE Capital. He was also responsible for developing Consolidated Group's insurance business in Europe. Since then, he has acted as a consultant to a number of insurance companies advising on acquisitions and start-ups. He was also a consultant to and General Manager of CIGNA Direct Marketing and Creditor Insurance Services.



Non-Executive Director , Singapore Mr Fong Kwok Jen

Mr Fong, aged 51, was appointed to the Board in October 2000. He is an advocate and solicitor in Singapore and is a partner in the firm of Fong Partners & Associates. He was Senior State Counsel in Singapore as well as a member of the Council of the Law Society of Singapore. He is a Non-Executive Director of several listed companies in Hong Kong and the US involved in financial services and computer software.

Senior Executives



Director of Development Mr Richard Barker BSc, MSc, MIBiol

Aged 47, he was formerly Director of Development with Axis Genetics plc. Prior to this, he held various senior positions with Genzyme Corporation, including being a board member of the UK subsidiary. He is currently a member of the Manufacturing Advisory Committee of the UK BioIndustry Association.



Director of Marketing Ms Sue Buchanan BA, MBA

Aged 42, Sue was formerly a Managing Consultant with the Life Sciences Practice of PA Consulting Group selling and managing consulting assignments for a range of pharmaceutical and medical device companies from small start-ups to major global leaders. Prior to this she held several posts in international marketing with Ohmeda, the BOC Group's former healthcare business supplying products for critical care.



General Manager SGB Mr Thomas Cheng

Aged 38,he joined the Company from Messer Donghai Co. Ltd., a joint venture company set up to provide food grade CO2, where he held the position of General Manager. Thomas had previously held senior positions with Johnson and Johnson (China) Ltd.



Technical Director Mr Tony Gasson BSc, MSc, MA, MIBiol, FRSC

Aged 62, he held various senior positions at Wellcome Laboratories for 27 years. His other roles have included Head of Quality Management at Public Health Laboratory Service, Centre for Applied Microbiological Research ("CAMR") and Industrial Specialist for Courtaulds Engineering. In recent years he has been involved in the construction and validation of pharmaceutical facilities in international locations, including China, Poland, Egypt, India and the UK.



Director of Quality and Regulatory Affairs Mr John Greenwood, FIMLS MBIRA, DipRA

Aged 56, he joined GeneMedix having previously been the Pre-Clinical Development and Regulatory Affairs Manager with Protherics plc. Prior to this he was Head of Regulatory Affairs at CAMR. He sat as a regional committee member for the British Institute of Regulatory Affairs.



Director of Business Development Miss Jackie Turnbull MRPharmS

Aged 35, she was formerly a Principal Consultant based in the Technology Consulting Practice of PA Consulting Group, focusing on due diligence assignments. Prior to this she was an International Licensing Manager for Novo Nordisk, based in Denmark, where she focused on alternative delivery systems for proteins and peptides. She is a member of the UK Pharmaceutical Licensing Group.

Financial review



There has been rapid financial development at the Company during the year.

In December 1999 and January 2000 £1.12 million was raised by a private funding and our shares were admitted to trading on OFEX, the off exchange market in London. This valued the Company at £11 million. The ordinary shares of £1 each were sub-divided into 100 Ordinary Shares of 1p each, and we made a bonus issue of 4.9 new shares for every existing share. We raised an additional £3.36 million from private and institutional investors in July 2000 at which time we had a market capitalisation of £178 million. There was a small issue of 5,000 shares under the Company unapproved share option plan, before a further bonus issue of 2 new shares for every old share took place in October 2000.

In November 2000 we placed 14.4 million shares in London and 7.8 million in Singapore at £0.90, raising £20 million (£18.5 million after expenses) and achieving a full listing on the London Stock Exchange on 30th November and in Singapore on December 1st 2000. The market capitalisation at admission was £261 million. We were one of the few companies to float successfully at this time of adverse market conditions in the technology sectors.

Results of Operations

A net loss for the year of £845,628 or 0.3p per share was in line with expectations. All expenditure incurred related to the setting up of the infrastructure of our manufacturing and distribution strategy. Included in this loss is £345,234 relating to a provision for employer's National Insurance Contributions on the Company's share option plan in accordance with current accounting practice. As long as it is material, the on-going effects on our results of the movement in this provision will continue to be highlighted separately, as it is a direct result of our policy to motivate and retain key employees rather than being a direct part of our manufacturing strategy.

In addition we spent £278,560 on the process development and clinical studies of EPO and Interferon- alpha 2b, which we aim to have in commercial production by the end of 2002. These costs are capitalised in line with Company policy.

Since its incorporation in November 1997 the Company has not generated any sales revenue. There had been no significant expenses incurred in the period to 30th November 1999.

The Directors continue to be of the belief that, with the net proceeds from the Initial Public Offering, we have sufficient working capital to implement the business plan as set out in our prospectus of 24th November 2000.

Treasury policies and significant treasury transactions are reviewed and approved by the Board. The Company's aim is to secure returns in line with prevailing market rates while minimising the risk of adverse foreign currency movements.

We were also pleased to appoint Mrs Sue Mason, a qualified Accountant and fluent Mandarin speaker, as Group Financial Controller. She has already been a key figure in the development of a system of internal financial control in China.

Directors' report

For the year ended 30 November 2000

The Directors present their annual report on the affairs of the Company, together with the accounts and auditors' report, for the year ended 30th November 2000.

Principal activities

The principal activities of the Company are the development, manufacture and distribution of generic biopharmaceuticals, which are a generic version of high value therapeutic proteins.

Business review

A review of the business and future developments is set out in the Chairman's statement and company review on pages 1 to 4.

Genemedix conducts its research and development through its collaboration with the celebrated Shanghai Institute of Biochemistry (SIB). This applies to the seven products in the Company's portfolio and to a number of further opportunities to exploit commercially the world-class science at the Institute. The Company has incurred process development costs of £278,560. The Directors regard investment in process and patent development as a prerequisite for increasing the value of our intellectual property portfolio and to achieve the earliest possible implementation of our business plan.

Details of significant events since the balance sheet date and further details of the Company's performance during the year and expected future developments are contained in the chairman's statement and the financial review.

Results and dividends

The audited accounts for the year ended 30th November 2000 are set out on pages 17 to 29. The loss for the year, after taxation, was £845,628 (1999 - £ 13,418) .

The Directors are unable to recommend any dividend for the year (1999 – £Nil).

Directors

Biographical details of current Directors are given on page 5. The Directors who served during the year were as follows:

Executive:	Non-Executive:
Paul Edwards (appointed 10th December 1999)	Dr Kim Tan
Dr Hong-Hoi Ting	Gordon Mylchreest (appointed 13th January 2000)
Julian Attfield (appointed 16th October 2000)	Mr Fong Kwok Jen (appointed 23rd November 2000)

Supplier payment policy

The Company's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Company at 30th November 2000 were equivalent to 18 (1999: Nil) days' purchases.

Substantial shareholdings

On 20th March 2001, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company.

Name of holder	Number	Percentage held
Dr Kim Tan	156,309,111	54.0%
Dr HH Ting	18,566,820	6.4%
Mr G Mylchreest	9,427,410	3.3%
Shanghai Institute of Biochemistry	31,401,434	10.8%
C C Toh	11,695,500	4.0%
Cheapside Nominees	9,439,410	3.3%

The mid-market price of the shares at 30 November 2000 was £0.90 and during the year the price varied between £0.56 and £1.22.

Directors report (continued)

Disabled employees

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the company continues and that appropriate training is arranged. It is the policy of the company that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees.

Employee consultation

The company places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the company. This is achieved through formal and informal meetings. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. The employee share option scheme has been running successfully since its inception in 1999. It is open to all employees and details are provided in notes 13 to the accounts.

Auditors

The Directors will place a resolution before the annual general meeting to re-appoint Arthur Andersen as auditors for the ensuing year.

By order of the Board,

Julian Attfield
Chief Financial Officer
20th March 2001

Corporate governance statements

The Directors have set out below the means by which they seek to apply current best practice corporate governance procedures, and the extent to which the Group has complied with the Listing Rules of the Financial Services Authority relating to the principles of Good Governance and Code of Best Practice (the 'Combined Code) as published in 1998. This code combines the Cadbury Code on corporate governance, the Greenbury Code on directors' remuneration and requirements arising from the findings of the Hampel Committee.

The Directors believe that the Company currently complies with the provision of the Combined Code. The strengthening of the Board and senior management team during the year, prior to the flotation at the end of the year, facilitated the application of most of the principles of the Combined Code. The roles of the Chief Executive Officer and Chairman were split and a well balanced and experienced team of three Executive and three Non-Executive Directors were appointed. A number of matters such as the formal appointment of a senior independent director were only ratified at a Board meeting after the year end. In addition, certain procedures of the remuneration and audit committees were set up but not called upon since the Company's flotation on the London Stock Exchange was on 30 November 2000.

Board of Directors

A board of Directors has been assembled during the year comprising three Executive, Mr Paul Edwards, Dr Ting and Mr Julian Attfield, and three Non-Executive Directors, Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen, who bring considerable knowledge and experience to bear on issues of strategy, performance, resources and standards of conduct. The Board has shown its commitment to dividing responsibilities for running the Board and running the Company's business through the roles of Dr Kim Tan as Non-Executive Chairman, and Mr Paul Edward as Chief Executive Officer . The Non-Executive Directors are not invited to participate in the Company share option scheme and exercise strong independent judgement on all matters.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that actions proposed by the executive Directors are critically examined and thoroughly discussed. The Board considers that all of the Non-Executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement. Non- Executive Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

In accordance with the provisions of the Combined Code, the Board has identified Mr Gordon Mylchreest as the Senior Independent Non-Executive Director to whom any relevant concerns can be addressed. This was formally ratified at a Board meeting on 13th February 2001.

The Company holds a minimum of eight Board meetings per annum, at which a review takes place of the Company's financial reports, annual budgets, major capital expenditure projects, risk management and treasury policies and internal controls. At each meeting the Board monitors the Company's progress towards the implementation of its business plan. The Chairman ensures that all Directors are properly briefed on issues arising at board meetings. Directors also have direct access to the services and advice of a Company Secretary, who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The appointment and removal of the Company Secretary is determined by the Board as a whole.

The executive Directors have service contracts with notice period of 12 months from the Company. All Directors' contracts are reviewed by the Board and at the Company's Annual General Meeting.

Principal Board Committees

The Board has established an Audit Committee consisting of Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen. It will meet at least twice each year and is responsible for ensuring that the financial performance of the Group is properly monitored, controlled and reported on and for meeting the auditors and reviewing reports from the auditors relating to accounts and internal control systems. It will meet once a year with the auditors of the Company without executive Board members present.

The Board has established a Remuneration Committee consisting of Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen. It reviews the performance of executive Directors and sets the scale and structure of their remuneration and the other terms of their service agreements with due regard to the interests of shareholders. It is a rule of the Remuneration Committee that no

Corporate governance statements (continued)

Director can participate in discussions or decisions concerning his own remuneration. The Remuneration Committee sets the performance criteria for the Share Option Plan and any other share option schemes established by the Company and also approves the grant of options.

The Board has established a Nomination Committee consisting of Dr Kim Tan (Chairman), Mr Gordon Mylchreest and Mr Fong Kwok Jen. It meets when appropriate to make recommendations to the Board on the nomination of new Directors to the Board. Its function is also to review Directors service contracts when they come up for renewal on an annual basis.

Communications with Shareholders

The Directors seek to build on a mutual understanding of objectives between the Company and all its shareholders. The annual report is sent to all shareholders and the quarterly interim reports are published in the London and Singapore Stock Exchanges. The Company meets regularly with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman at the AGM. In addition the Company has established a web site (www.genemedix.com) to further aid global communications to investors by providing background information and access to press releases issued by the Company.

Maintenance of a sound system of internal control

In applying the principle that the Board should maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets, the Directors recognise that they have overall responsibility for ensuring that the Company develops and maintains a system of internal control to provide them with reasonable assurance regarding effective and efficient operations, internal financial control and compliance with laws and regulations. The Board accept and endorse this principle and are concentrating on applying it to the new operations in Shanghai, and on extending the current scope to embrace all aspects of risk management as set out in the Turnbull guidance. However, there are inherent limitations in any system of internal control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

For this purpose the Directors rely on the following processes:

- Financial controls and procedures are in place which are regularly reviewed and updated where appropriate.

- Clearly defined transactions and activities have been reserved for approval by the Board. Limits of delegated responsibility are identified for employees. In addition, the Company's organisational structure is designed, wherever possible, for the appropriate segregation of tasks.

- Business plans are formulated and evaluated and periodically approved by the Board. Detailed annual budgets, covering all financial aspects of the Company's business, are also approved by the Board. Actual results and cash flows are reported against budget, forecasts and the previous year. Regular profit and cash flow forecasts are prepared and reviewed with key risks identified and action plans prepared accordingly

- There are clearly defined evaluation and approval processes for capital expenditure and substantial revenue projects. These include detailed appraisal and review procedures, along with escalating levels of authority.

- Treasury operations are conducted in accordance with detailed procedures and mandates that are reviewed and monitored by the Board.

The Directors have reviewed the effectiveness of the financial controls and, though the Company is still considered at an early stage of development, are satisfied that the Company has complied with the provisions of the Combined Code. The Company has adopted the transitional approach to disclosure as set out in the letter from the Stock Exchange on 27th September 1999, and the Directors expect to meet full Turnbull compliance by August 2001.

Corporate governance statements (continued)

Accounts, including adoption of going concern basis

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the company for that period.

After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

In preparing the accounts, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Remuneration Report

As well as complying with the Provisions of the Code as disclosed in the Company's corporate governance statements, the Board has applied the Principles of Good Governance and the principles of the Listing Rules relating to Directors' remuneration as described below. The Remuneration Committee comprises Dr Kim Tan, Mr Gordon Mylchreest and Mr Fong Kwok Jen.

Procedures for developing policy and fixing remuneration

Levels of remuneration are sufficient to attract and retain the Directors needed to run the Company successfully, but without paying more than is necessary for this purpose. The Company will be seeking to establish a long-term bonus scheme, whereby the performance related elements of remuneration form a significant proportion of the total remuneration package of executive Directors. This should align their interests with those of the shareholders, and be designed to provided Directors with keen incentives to perform at the highest levels. Share options are granted to Executive Directors and senior employees to attract and retain key employees, taking into account industry practices.

Full details of service contracts, the remuneration packages of individual Directors and information on share options and pension benefits are set out below.

Directors contracts

The Executive Directors have service contracts with the Company as follows

	Notice from Company	Notice to Company	Date of Contract
Mr P Edwards	12 months	12 months	15 November 2000
Mr J Attfield	12 months	6 months	15 November 2000
Dr H H Ting	12 months	12 months	15 November 2000

The Non-executive Directors have no notice periods.

Directors' emoluments:

Name of Director	Basic salary £	Fees £	2000 Total £	1999 Total £
Executive				
P Edwards	33,572	-	33,572	-
Dr H H Ting	3,000	-	3,000	-
J Attfield	7,727	-	7,727	-
Non -Executive				
Dr K S Tan	-	208	208	-
G Mylchreest	-	208	208	-
F K Jen	-	417	417	-
	44,299	833	45,132	-

Directors did not receive any taxable benefits or pensions from the Company during the year.

The aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company.

Remuneration report (continued)

Share options over ordinary shares have been granted to Directors of GeneMedix plc as follows:

	1999 Number	Granted Number	Exercised Number	2000 Number	Exercise date	Exercise price	Gains on Exercise 2000 £
P Edwards	-	235,941	-	235,941	After 10/12/1999	4.24p	-
					before 10/12/2009		-
P Edwards	-	2,123,469	-	2,123,469	After 10/12/2002	4.24p	-
					before 10/12/2009		-
J Attfield	-	37,500	-	37,500	After 16/10/2001	90p	-
					before 16/10/2010		-
J Attfield	-	337,500	-	337,500	After 16/10/2003	90p	-
					before 16/10/2010		-
		2,734,410	-	2,734,410			-

Directors' interests in significant contracts:

The Company has an exclusive licence agreement with TranXenoGen Inc, under which TranXenoGen has been granted an exclusive worldwide licence with the right to sublicense certain proprietary technologies relating to a pre-cursor gene used in recombinant insulin production. TranXenoGen is required to make one time payments to the Company based on the region where regulatory and marketing approvals are granted - $2 million for the United States, $2 million for Europe and $1 million for Asia. Additional one time payments from $50,000 to $750,000 are due from TranXenoGen to the company upon development milestones being achieved by TranXenoGen. Such milestones or approvals have yet to be achieved, and no revenue has been recognised. Dr Kim Tan is a shareholder and Non-Executive Chairman of TranXenoGen Inc.

Directors and Advisors

Directors

Dr Kim S Tan	(Chairman and Non-Executive Director)
Mr Paul Edwards	(Chief Executive Officer)
Mr Julian Attfield	(Chief Financial Officer)
Dr Hong-Hoi Ting	(Marketing Director Asia)
Mr Gordon Mylchreest	(Non-Executive Director)
Mr Fong Kwok Jen	(Non-Executive Director)

Secretary and registered office

Julian Attfield
42 – 46 High Street
Esher
Surrey
KT10 9QY

Registered number

03467317

Sponsor UK

English Trust Company Limited
12a Charterhouse Square
London
EC1M 6AX

Sponsor Singapore

Overseas Union Bank
1 Raffles Place
OUB Centre
Singapore 048616

Nominated brokers

Collins Stewart Limited
21 New Street
Bishopsgate
London
EC2M 4HR

Auditors

Arthur Andersen
Abbots House
Abbey Street
Reading
Berkshire
RG1 3BD

Solicitors

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London
EC1A 4DD

Auditors' report

To the Shareholders of GeneMedix Plc

We have audited the accounts on pages 17 to 29 which have been prepared under the historical cost convention and the accounting policies set out on pages 20 and 21. We have also examined the amounts disclosed relating to the emoluments, share options and pension benefits of the Directors which form part of the Remuneration Report on pages 13 to 14.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report including, as described on page 12, preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company is not disclosed.

We review whether the corporate governance statement on pages 10 to 12 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company at 30 November 2000 and of the Company's loss and cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Arthur Andersen
Chartered Accountants and Registered Auditors

Abbots House
Abbey Street
Reading
Berkshire
RG1 3BD

20th March 2001

Profit & loss account

	Notes	2000 £	1999 £
Turnover		-	-
Cost of sales		-	-
Gross profit		-	-
Administrative expenses		(588,042)	(13,923)
National insurance contributions payable on unapproved share options	12	(345,234)	-
Operating loss		(933,276)	(13,923)
Finance income	3	87,648	505
Loss on ordinary activities before taxation	4	(845,628)	(13,418)
Tax on loss on ordinary activities	5	-	-
Loss on ordinary activities after taxation, being retained loss for the year		(845,628)	(13,418)
Loss per share – basic	7	(0.3p)	(0.01p)
Loss per share – diluted	7	(0.3p)	(0.01p)

There are no recognised gains or losses in the current or prior periods other than those included in the profit and loss account.

All of the results relate to continuing operations. A statement of movements on reserves is given in note 14.

The accompanying notes are an integral part of this consolidated profit and loss account.

Balance sheet 30 November 2000

	Notes	2000 £	1999 £
Fixed assets			
Intangible assets	8	311,893	33,333
Tangible assets	9	83,418	-
		395,311	33,333
Current assets			
Debtors	10	482,894	-
Cash at bank and in hand		22,201,546	492,088
		22,684,440	492,088
Creditors: amounts falling due within one year	11	(487,393)	(405,506)
Net current assets		22,197,047	86,582
Total assets less current liabilities		22,592,358	119,915
Provisions for liabilities and charges	12	(345,234)	-
Net assets		22,247,124	119,915
Share capital and reserves			
Called-up share capital	13	2,896,603	133,333
Share premium account	14	20,209,567	-
Profit and loss account	14	(859,046)	(13,418)
Equity shareholders' funds	15	22,247,124	119,915

On behalf of the Board

Director

20th March 2001

The accompanying notes are an integral part of this balance sheet.

Cash flow statement

For the year ended 30 November 2000

	Notes	2000 £	1999 £
Net cash outflow from operating activities	16	(1,006,492)	(8,417)
Returns on investments and servicing of finance	17	83,526	505
Capital expenditure	17	(340,413)	-
Cash outflow before management of liquid resources and financing		(1,263,379)	(7,912)
Management of liquid resources	17	(3,350,000)	-
Financing	17	22,972,837	499,998
Increase in cash in the year	17	18,359,458	492,086

The accompanying notes are an integral part of this cash flow statement.

Notes to the accounts

1 Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year is set out below.

a) Basis of accounting

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

b) Intangible fixed assets – research and development

Research expenditure is written off as incurred. Development expenditure is also written off, except where the Directors are satisfied as to the technical, commercial and financial viability of individual projects. In such cases, the identifiable expenditure is deferred and amortised in equal annual instalments over a period of 10 years starting from the period that the Company is expected to benefit following completion of the products. Provision is made for any impairment.

Patent costs comprising legal fees and other direct costs incurred in obtaining patents are written off in the year of expenditure.

c) Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis at the following annual rates:

Fittings and Fixtures	10% per annum
Plantation and Machinery	20% per annum
Office Equipment	10% per annum

d) Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided using the liability method on all timing differences only to the extent that they are expected to reverse in the future without being replaced, except that the deferred tax effects of timing differences arising from pensions and other post-retirement benefits are always recognised in full.

e) Leases

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

f) Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

g) Derivative financial instruments

The Company's financial instruments comprise cash, liquid resources, and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Company's operations.

The Company does not enter into derivative transactions for speculative purposes. It has been, throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised in note 20. These policies have remained unchanged during the year.

Notes to the accounts (continued)

1 Accounting policies (continued)

h) Basis of preparation

The directors have prepared cash flow projections for the company through to 30 November 2002. On the basis of these projections, the directors consider that the company has sufficient funds to continue its operations for the foreseeable future and have prepared these financial statements on the going concern basis. In reviewing these cash flow projections, the directors have considered that the company will complete the necessary bioequivalence studies and other product development work and that suitable manufacturing facilities will be available. However the directors are mindful that there are a number of technical and regulatory hurdles to overcome to generate significant revenues. Unforeseen events may occur, which may delay our entry into certain markets, and cause a major review of our investment strategy. There is always a risk that the company may need to raise additional finance, if available, the terms of which would depend on the steps required to overcome these hurdles, the anticipated revenue streams, and the results of future research and development activities.

2 Segment information

The Company has operated solely in the UK and has only one class of business and no turnover during the year.

3 Finance income

	2000	1999
	£	£
Bank interest receivable	87,648	505

4 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging:

	2000	1999
	£	£
Auditors' remuneration		
– audit services	5,000	1,500
– non-audit services	1,500	-
Depreciation of tangible fixed assets		
– owned	12,445	-
Property rentals under operating leases	4,446	-

In addition to the auditors' remuneration for non-audit services, £105,000 (excluding non-recoverable VAT) was incurred in relation to the joint listing in the UK and Singapore. This was charged to the share premium account.

5 Tax on loss on ordinary activities

Tax losses available to be carried forward at 30 November 2000 are estimated at approximately £1,100,000 (1999: £30,000), subject to the agreement of the Inland Revenue. As a result of these tax losses, the Company has a potential deferred tax asset which has not been recognised.

Notes to the accounts (continued)

6 Staff costs

Particulars of employees (including Executive Directors) are shown below:

A table of director's emoluments is disclosed in the remuneration report on page 13.

The average monthly number of employees (including Executive Directors) was:

	2000 Number	1999 Number
	7	-

Their aggregate remuneration comprised:

	2000 £	1999 £
Wages and salaries	174,652	-
Social security costs	18,624	-
	193,276	-

7 Loss per share

The calculations of loss per share are based on the following losses and numbers of shares.

	Basic and diluted	
	2000 £	1999 £
Loss for the financial year	845,628	13,418

Weighted average number of shares:

	2000 Number of shares	1999 Number of shares
For basic loss per share	261,647,898	235,999,410
Exercise of share options	3,513,590	-
For diluted loss per share	265,161,488	235,999,410

Since the Company reported a net loss, diluted loss per share is equal to basic loss per share.

The 1999 comparatives have been restated to take account of the bonus issue in 2000.

Notes to the accounts (continued)

8 Intangible fixed assets

	Know-how £	Development costs £	Total £
Cost			
1 December 1999	33,333	-	33,333
Additions	-	278,560	278,560
30 November 2000	33,333	278,560	311,893
Amortisation			
1 December 1999	-	-	-
Charge for the year	-	-	-
30 November 2000	-	-	-
Net book value			
30 November 1999	33,333	-	33,333
30 November 2000	33,333	278,560	311,893

9 Tangible fixed assets

	Office equipment £	Fittings and fixtures £	Plant and machinery £	Total £
Cost				
1 December 1999	-	-	-	-
Additions	54,263	13,014	28,586	95,863
30 November 2000	54,263	13,014	28,586	95,863
Depreciation				
1 December 1999	-	-	-	-
Charge for the year	5,426	1,301	5,717	12,445
30 November 2000	5,426	1,301	5,717	12,445
Net book value				
30 November 1999	-	-	-	-
30 November 2000	48,836	11,713	22,869	83,418

Notes to the accounts (continued)

10 Debtors

	2000 £	1999 £
Prepayments	300,000	-
Other debtors	182,894	-
	482,894	-

11 Creditors: amounts falling due within one year

	2000 £	1999 £
Trade creditors	253,099	-
Accruals	219,039	405,506
Taxation and social security	15,255	-
	487,393	405,506

12 Provisions for liabilities and charges

	2000 £	1999 £
National insurance contributions payable on share options	345,234	-

This provision arises under the requirements of UITF (Urgent Issues Task Force) 25.

13 Share capital

The authorised share capital of the Company and the called-up and fully-paid amounts were as follows:

	2000		1999	
	Number	£	Number	£
Authorised				
Ordinary shares of 1p each				
(1999: 1,000,000 ordinary shares at £1 each)	600,000,000	6,000,000	1,000,000	1,000,000
Called-up, issued and fully-paid				
Ordinary shares of 1p each				
(1999: 133,333 ordinary shares at £1 each)	289,660,252	2,896,603	133,333	133,333

Notes to the accounts (continued)

13 Share capital (continued)

	Number	£
At beginning of year	133,333	133,333
Bonus issues and share split	265,604,791	2,509,291
Issued for cash consideration	23,922,128	253,979
At end of year	289,660,252	2,896,603

	Number of shares
At start of year - £1 ordinary shares	133,333
£1 ordinary shares issued in December 1999 – January 2000 at a premium of £74 for cash	14,906
	148,239
14 January 2000 100 1p for £1 share split	14,823,900
14 January 4.9 for 1 bonus issue	72,637,110
1,680,000 ordinary 1p shares issued July 2000 at a premium of £1.99 for cash	1,680,000
5,000 ordinary 1p shares from exercised options	5,000
	89,146,010
16 October 2 for 1 bonus issue	178,292,020
30 November 22,222,222 1p ordinary shares issued on flotation at a premium of £0.89 for cash	22,222,222
Total 1p ordinary shares at end of year	289,660,252

Notes to the accounts (continued)

13 Share capital (continued)

Employees have been granted options over shares in the Company as follows. Directors' share options are disclosed on page 14.

	1999 Number	Number of Options lapsed	Number of Options granted	Number of Options exercised	2000 Number	Exercise Price	Exercise Date
Unapproved share options scheme	-	-	44,250	-	44,250	4.24p	11.10.2000 to 11.01.2010
			531,000		531,000	4.24p	13.01.2002 to 13.01.2010
Unapproved share options scheme	-	-	132,750	-	132,750	4.24p	12.01.2000 to 13.01.2010
			150,000		150,000	63.33p	14.05.2002 to 14.05.2010
Unapproved share options scheme	-	-	45,000	(15,000)	30,000	63.33p	14.08.2000 to 14.05.2010
			240,000		240,000	63.33p	14.05.2003 to 14.05.2010
Unapproved share options scheme	-	-	84,000	-	84,000	63.33p	14.08.2000 to 14.05.2010
			336,000		336,000	63.33p	14.05.2003 to 14.05.2010
Unapproved share options scheme	-	-	60,000	-	60,000	61.67pp	17.08.2000 to 17.05.2010
			240,000		240,000	61.67p	17.05.2003 to 17.05.2010
Unapproved share options scheme	-	-	7,500	-	7,500	110.0p	31.10.2000 to 31.07.2010
			67,500		67,500	110.0p	31.07.2003 to 31.07.2010
Unapproved share options scheme	-	-	37,500	-	37,500	90.0p	16.10.2001 to 16.10.2010
			337,500	-	337,500	90.0p	16.10.2003 to 16.10.2010
			2,313,000	(15,000)	2,298,000		

Notes to the accounts (continued)

14 Reserves

The movements on reserves during the year were as follows:

	Share premium account £	Profit and loss account £
As at 1 December 1999	-	(13,418)
Issue of shares		
- Gross	24,233,471	-
- Costs	(1,514,613)	-
- Bonus issues	(2,509,291)	-
Loss for the year	-	(845,628)
As at 30 November 2000	20,209,567	(859,046)

15 Movement on equity shareholders' funds

	2000 £	1999 £
Loss for the financial year	(845,628)	(13,418)
Proceeds of share issues		
- Gross	24,487,450	133,331
- Costs	(1,514,613)	-
Net increase in equity shareholders' funds	22,127,209	119,913
Opening equity shareholders' funds	119,915	2
Closing equity shareholders' funds	22,247,124	119,915

16 Reconciliation of operating loss to net cash outflow from operating activities

	2000 £	1999 £
Operating loss	(933,276)	(13,923)
Depreciation	12,445	-
(Increase) in debtors	(478,772)	-
Increase in creditors	47,877	5,506
Increase in provisions (NIC payable on share options)	345,234	-
Net cash outflow from operating activities	(1,006,492)	(8,417)

Notes to the accounts (continued)

17 Analysis of cash flows

Return on investments and servicing of finance

	2000	1999
	£	£
Interest received	83,526	505

Capital expenditure and financial investment

Purchase of intangible fixed assets	(244,550)	-
Purchase of tangible fixed assets	(95,863)	-
	(340,413)	-

Financing

Issue of ordinary share capital	22,972,837	499,998

Management of liquid resources

Movement in cash placed on term deposit	(3,350,000)	-

Analysis of net funds

	1998	Cashflow	1999	Cashflow	2000
	£	£	£	£	£
Cash	2	492,086	492,088	18,359,458	18,851,546
Liquid resources *	-	-	-	3,350,000	3,350,000
Net funds	2	492,086	492,088	21,709,458	22,201,546

* Liquid resources represent cash deposits placed on money market at weekly and monthly terms.

Notes to the accounts (continued)

18 Reconciliation of net cash flow to movement in net funds

	2000	1999
	£	£
Increase in cash in the year	18,359,458	492,086
Cash inflow from movement in liquid resources	3,350,000	-
Movement in net funds in the year	21,709,458	492,086
Net funds at start of year	492,088	2
Net funds at end of year	22,201,546	492,088

19 Financial commitments

a) Operating leases

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2000	1999
	£	£
Expiring in less than one year	12,000	-
Expiring between two and five years	6,287	-
	18,287	-

20 Derivatives and other financial instruments

The notes to the financial review provide an explanation of the role that financial instruments have had during the year in creating or changing the risks the Company faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard (FRS) 13: Derivatives and other financial instruments.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

The Company has no financial assets other than sterling cash of £18,851,546 and sterling cash deposits of £3,350,000 (1999: £nil). The sterling cash deposits comprise deposits placed on money market at weekly and monthly rates.

Currency exposures

There are no currency exposures from transactional sources. Such exposures would be the monetary assets and liabilities of the Company that are not denominated in the operating currency of the operating unit.

21 Subsequent events

In January 2001 the Company acquired 75% of the shares of Shanghai Dongxin Biotechnology Company Limited from ShenglongDa, the commercial arm of the Shanghai Institute of Biochemistry. The total purchase price was £5.3 million, with a further capital contribution of £1.4 million to be made into the acquired entity.

22 Related party transactions

Notice of Annual General Meeting

Notice of Annual General Meeting Of GeneMedix plc

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 10.30 a.m. on Wednesday 2nd May 2001 at Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

1. To receive the audited accounts of the Company for the financial year ended 30 November 2000, the Directors' report and the auditors' report on those accounts.
2. To approve the remuneration policy contained in the report on Directors' remuneration for the year ended 30 November 2000.
3. To reappoint Paul Edwards, who is retiring due to being appointed since the last Annual General Meeting and being eligible, offers himself for re-election.
4. To reappoint Dr Hong-Hoi Ting, who is retiring due to being appointed since the last Annual General Meeting and being eligible, offers himself for re-election.
5. To reappoint Julian Attfield, who is retiring due to being appointed since the last Annual General Meeting and being eligible, offers himself for re-election.
6. To reappoint Gordon Mylchreest, who is retiring due to being appointed since the last Annual General Meeting and being eligible, offers himself for re-election.
7. To reappoint Mr Fong Kwok Jen, who is retiring due to being appointed since the last Annual General Meeting and being eligible, offers himself for re-election.
8. To reappoint Dr Kim Tan, retiring by rotation in accordance with the Company's Articles of Association, as a Director of the Company.
9. To reappoint Arthur Andersen as the auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which audited accounts are laid and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, pass the following resolutions of which resolution 10 will be proposed as an ordinary and resolution 11 as a special resolution.

Notice of Annual General Meeting

10. That the Directors be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (as defined for the purposes of Section 80(2) of the Act) up to an aggregate nominal amount of £939,607 provided that this authority shall expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall supersede and revoke any other earlier such authority.

11. That in substitution for all existing authorities and subject to the passing of the resolution number 10 above, the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred by resolution 10 above as if the provisions of Section 89(1) of the Act did not apply to any such allotment provided that this authority shall be limited to:

a) the allotment of equity securities in connection with a rights or other pre-emptive issue in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of such shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or fractional entitlements; and

b) to the allotment of relevant shares (as defined in section 94 of the Act) in pursuance of a right already granted to subscribe for, or to convert any securities into, relevant shares; and

c) the allotment (otherwise than pursuant to paragraph (a) above), of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having, a nominal sum not exceeding in aggregate the sum of £133,719.

and this authority shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

Dated 23rd March 2001

By order of the Board
Julian Attfield
Secretary

Registered Office:
42-46 High Street
Esher
Surrey
KT10 9QY

Notice of Annual General Meeting

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

4. The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5. For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members not less than 48 hours before the time fixed for the meeting in order to have the right to attend or vote at the meeting.

GeneMedix plc
Waterwitch House
Exeter Road
Newmarket
CB8 8RX

Tel: +44 (0)1638 663 320
Fax: +44 (0)1638 663 411
Website: www.genemedix.com





GeneMedix **press release**

Annual Report 1999

PROFIT AND LOSS ACCOUNT for year ended 30 November 1999	£
Operating expenses	(13,923)
Operating loss	(13,923)
Interest income	505
Loss for the year before and after taxation, being retained loss for the year	(13,418)

BALANCE SHEET as at 30 November 1999	£
Fixed Assets	
Intangible assets	33,333
Current Assets	
Cash at bank and in hand	492,088
Creditors: Amounts falling due within 1year	
Unissued share capital	(400,000)
Accurals	(5,505)
	(405,506)
Net current assets	86,582
Net assets	119,915
Capital and reserves	
Called up share capital	133,333
Profit and loss account	(13,418)
Equity shareholders' funds	**119,915**

04 MAR -3 AM 7:21





GeneMedix **press release**

Quarter 3 Results for the nine months to 31 August 2003

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its interim results for the nine months to 31 August 2003. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Key highlights for the period

- Collaborative Agreement signed with Penang Development Corporation of Malaysia to set up a facility for the manufacture of human insulin. Milestone payment in excess of £2 million expected.
- £1.5 million fundraising round completed.
- Cash balances at period end – £3.1 million

Post period

- Letter of intent signed for contract manufacturing of additional biopharmaceutical product in the Irish facility
- Significant progress in the Erythropoietin (EPO) process development programme

Paul Edwards, Chief Executive Officer, commented:

"GeneMedix has continued to develop its potential to make a major market impact in Europe and beyond with its range of biopharmaceutical products.

"It clearly remains a primary focus of the Directors to secure sufficient funding to be able to develop all our programmes at the desired rate. We are continuing to pursue a number of opportunities to obtain revenues or investment from commercial or technology out-licensing collaborations. This is coupled with other international initiatives to generate cash from under-utilised assets.

"The Board believes that the combination of our current portfolio of comparable proteins and manufacturing capabilities offers significant potential for GeneMedix and we remain confident that we shall be receiving cash in-flows in the very short term to cover our immediate cash requirements."

26 November 2003

ENQUI

Genel Tel: 01638 663 320
Paul Ec

Bankside Consultants Tel: 020 7444 4140
Michael Padley / Susan Scott

Chief Executive Officer's Statement

GeneMedix has continued to develop its potential to make a major market impact in Europe and beyond with a range of biopharmaceutical products.

We have made significant steps in our product development programme for EPO, which have attracted the interest of a number of potential major commercial licensing partners. This progress has been made against a background environment that has highlighted the complexity of the technological issues surrounding the establishment of comparable pharmaceuticals in Western Europe. However, we remain confident that our clinical programmes are well designed and will enable us to demonstrate comparability with the marketed product. We have always relied on a strong scientific basis for the design of our clinical strategy, and the scientific advice we recently received from the CPMP, the scientific advisory body to the European Regulatory Agency, on the regulatory pathway for the approval of our EPO, Epostim, has strengthened that belief.

We are also seeking to complete the validation of our Tullamore facility for the production of EPO at the earliest opportunity, and to utilise to the full the strong development team we have built up at the facility.

The programme for the development of our insulin technology has been accelerated, and this will eventually be transferred into the facility we are expecting to be built in Penang, Malaysia. This project requires a total investment of $34 million, which will be funded entirely by South-East Asian investors and the National and Regional Government of Malaysia. We anticipate that the initial stage of funding will be completed in the next few weeks, which will allow us to commence construction of the facility early in the New Year. There is expected to be an upfront cash milestone to GeneMedix in excess of £2 million once this initial stage of funding has been completed.

It clearly remains a primary focus of the Directors to secure sufficient funding to be able to develop all our programmes at the desired rate and it is evident that we shall not be able to do this by relying solely on funds being generated through the existing commercial operations. We are continuing to pursue a number of opportunities to obtain revenues or investment from commercial or technology out-licensing collaborations. This is coupled with other international initiatives to generate cash from under-utilised assets. As part of one such initiative, we are pleased to announce that we have signed a letter of intent to contract-manufacture an additional biopharmaceutical, which should bring us revenues from outside Western Europe in 2005.

In the meantime, we have continued to exercise prudent cost control measures and are focusing predominantly on our main development programmes to preserve cash balances. The investment in our Chinese facility has been completed, and revalidation will commence shortly.

Financial review

Operating losses of £4.7 million and cash burn for the period were slightly above expectation as we suffered badly from the strengthening of the euro and the weakness of the dollar on our assets and liabilities in China and Ireland. We had accelerated depreciation on a number of items of industrial plant, which were replaced as part of our upgrade programme in China, but all other costs were as planned. There has been little additional capital expenditure during the period except on the plant validation in China and Ireland. There were no revenues in the period.

Administration costs were mainly inflated by a foreign exchange loss of £430k, the accelerated depreciation, and some anticipated increased costs of insurance and legal services.

The cash balances at the end of the period of £3.1 million were equally affected by the foreign exchange losses. In the period we had a mini-fundraising round, which brought in £1.5 million from a number of existing investors in South-East Asia. Current operating cash burn, excluding foreign exchange effects on the retranslation of monetary items, is approximately £1.3 million a quarter. To bolster finances, we are expecting to have additional cash funds from the insulin project in Penang referred to above available to us very shortly.

Outlook

The Board believes that the combination of our current portfolio of comparable proteins and manufacturing capabilities offer significant potential for GeneMedix. We are especially excited about the advances we have made recently in the development of our EPO technology and our resulting ability to bring in a significant commercial partner. Although it is clear that we are unable to fund all our activities from existing commercial activities, we are confident that we shall be receiving cash inflows in the very short term to cover our immediate cash requirements.

As we said in our press release of 27 August 2003, we are in discussion with a number of parties regarding various degrees of collaboration and we continue actively to progress a number of these. We are also continuing to explore with our financial advisors, Nomura International, a broad range of strategic options available to the Company to maximise value for shareholders from our extensive portfolio of biopharmaceuticals.

Consolidated Profit & Loss Account

For the 9 months ended 31 August 2003

	Notes	**Unaudited 9 months to 31 August 2003**	Unaudited 9 months to 31 August 2002	Audited 12 months to 30 November 2002
		£	£	£
Turnover		**23,552**	126,013	155,566
Cost of sales		**(9,607)**	(50,132)	(91,719)
Gross profit		**13,945**	75,881	63,847
Administrative expenses		**(3,315,263)**	(2,112,648)	(3,509,446)
Research and development		**(1,452,688)**	(1,649,113)	(2,009,851)
Exceptional research and development		**-**	(3,250,000)	(3,250,000)
Total research and development costs		**(1,452,688)**	(4,899,113)	(5,259,851)
Total operating expenses		**(4,767,951)**	(7,011,761)	(8,769,297)
Operating loss		**(4,754,006)**	(6,935,880)	(8,705,450)
Interest receivable		**63,332**	299,787	229,641
Interest payable		**(286,154)**	(62,646)	(134,839)
Loss on ordinary activities before taxation		**(4,976,828)**	(6,698,739)	(8,610,648)
Tax on loss on ordinary activities		**-**	-	-
Loss on ordinary activities after taxation		**(4,976,828)**	(6,698,739)	(8,610,648)
Equity minority interests		**126,892**	111,168	138,003
Loss for the period		**(4,849,936)**	(6,587,571)	(8,472,645)
Loss per share – basic and diluted		**(1.7p)**	(2.3p)	(2.9p)

All of the results relate to continuing operations.

Consolidated Statement of Total Recognised Gains and Losses

For the 9 months to 31 August 2003

	Notes	**Unaudited 9 months to 31 August 2003**	Unaudited 9 months to 31 August 2002	Audited 12 months to 30 November 2002
		£	£	£
Loss for the period		**(4,849,936)**	(6,587,571)	(8,472,645)
Exchange adjustments offset in reserves		**(22,080)**	(192,554)	(177,398)
Total gains and losses recognised for the period		**(4,872,016)**	(6,780,125)	(8,650,043)
Prior year adjustment		**-**	(983,679)	(983,679)
Total gains and losses recognised for the period		**(4,872,016)**	(7,763,804)	(9,633,722)

Consolidated Balance Sheet
As at 31 August 2003

	Notes	**Unaudited As at 31 August 2003**	Unaudited As at 31 August 2002	Audited As at 30 November 2002
		£	£	£
Fixed assets				
Intangible fixed assets		**7,812,508**	4,200,097	4,121,335
Tangible fixed assets		**7,390,650**	6,646,835	7,095,090
Investment	2	**11,607**	-	-
		15,214,765	10,846,932	11,216,425
Current assets				
Stock		**99,251**	140,491	146,402
Debtors – due within one year		**1,223,810**	1,209,248	788,695
Cash at bank and in hand		**3,104,557**	7,859,487	6,583,428
		4,427,618	9,209,226	7,518,525
Creditors: amounts falling due within one year		**(2,712,734)**	(1,722,813)	(2,145,890)
Net current assets		**1,714,884**	7,486,413	5,372,635
Total assets less current liabilities		**16,929,649**	18,333,345	16,589,060
Creditors: amounts falling due after one year		**(1,311,172)**	(1,385,416)	(1,454,041)
Debentures – convertible loan notes		**(7,355,968)**	(3,250,000)	(3,319,007)
Provisions for liabilities and charges		**(30,907)**	(33,701)	(42,753)
Net assets		**8,231,602**	13,664,228	11,773,259
Share capital and reserves				
Called-up share capital		**2,989,858**	2,901,028	2,901,028
Share premium account		**21,599,685**	20,223,904	20,223,904
Profit and loss account		**(16,729,701)**	(9,996,768)	(11,857,685)
Equity shareholders' funds		**7,859,842**	13,128,164	11,267,247
Equity minority interests		**371,760**	536,064	506,012
Total capital employed		**8,231,602**	13,664,228	11,773,259

Consolidated Cashflow Statement

For the 9 months ended 31 August 2003

	Unaudited 9 months to 31 August 2003	Unaudited 9 months to 31 August 2002	Audited 12 months to 30 November 2002
	£	£	£
Net cash outflow from operating activities	**(4,797,464)**	(4,078,347)	(4,545,261)
Returns on investments and servicing of finance	**(34,549)**	316,698	169,846
Capital expenditure	**(661,538)**	(3,098,392)	(4,082,257)
Acquisitions and disposals	**-**	-	-
Cash outflow before management of liquid resources and financing	**(5,493,551)**	(6,860,041)	(8,457,672)
Management of liquid resources	**3,503,293**	4,884,995	6,287,145
Financing	**1,811,033**	1,884,658	2,206,907
(Decrease)/Increase in cash in the period	**(179,225)**	(90,388)	36,380

Note to cash flow

Reconciliation of Operating Loss to Net cash Outflow from Operating Activities

	Unaudited 9 months to 31 August 2003	Unaudited 9 months to 31 August 2002	Audited 12 months to 30 November 2002
	£	£	£
Operating loss	**(4,754,006)**	(6,935,880)	(8,705,450)
Depreciation charge	**618,466**	294,226	515,689
Amortisation	**237,287**	237,287	3,566,382
Increase in stock	**47,151**	(67,984)	(73,895)
Increase in Debtors	**(451,145)**	(1,020,709)	(374,816)
(Decrease)/Increase in Creditors	**(483,371)**	287,086	640,150
(Decrease)/Increase in Provisions	**(11,846)**	(122,373)	(113,321)
Non-cash exceptional research and development expenditure	-	3,250,000	-
Net cash outflow from operating activities	**(4,797,464)**	(4,078,347)	(4,545,261)

NOTES

1. Basis of preparation
   The 9-month figures to 31 August 2003 and 31 August 2002 are unaudited. The comparative figures for the year ended 30 November 2002 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2002 has been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(3) of the Companies Act 1985. The interim report should be read in conjunction with the statutory accounts for the year ended 30 November 2002.

   The Directors estimate that cash and short term investments held at the date of approval of the financial statements within the Group are not sufficient to continue funding the trading activities of the Group for a further twelve months from the date of approval of the financial statements. Accordingly, the Directors currently plan to secure additional funds, by raising further finance or by entering into agreements, which the Directors expect would enable the Group to continue its activities for the foreseeable future. There is uncertainty over the amount of funds that would be obtained and whether they would be received within the expected timescale. However, the Directors believe that the Company will be able to obtain such additional funds and therefore that it is appropriate that these financial statements are prepared on the going concern basis. This basis of preparation assumes that the Company and its subsidiaries will continue in operational existence for the foreseeable future, the validity of which depends on GeneMedix plc being able to obtain adequate funds to continue its activities and which the Directors expect will be concluded within a short period of the date of the announcement of the interim results. The financial statements do not include any adjustment that would result if the Company were unsuccessful in raising adequate additional funds.

2. Investment
   This represents GeneMedix investment in the 25:75 Joint Venture with Antibioticos.

3. We were unable to pay a dividend in the period.

4. Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN.



press release

Interim Results for the six months to 31 May 2003

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its interim results for the six months to 31 May 2003. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Key highlights for the period

- Collaborative Agreement signed with Antares Pharma to utilise injection devices for the delivery of proteins
- Formation of a joint venture with Antibioticos Group and access to three major new products
- Cash balances at period end – £3.4 million
- Cost of operation for Group in line with expectation as cost control measures remain in force

Post period

- Collaborative Agreement signed with Penang Development Corporation of Malaysia to set up facility for the manufacture of human insulin. Milestone payment in excess of £2 million expected.
- £1.5 million fundraising round completed

Paul Edwards, Chief Executive Officer, commented:

"The Company has created a position where we have the opportunity to develop a range of first and second generation biopharmaceutical products with the potential to make a major market impact in Europe and USA.

However, as we commented last May, the Directors believe that we shall be unable to fund all our ongoing and proposed new activities from existing financial resources. We have therefore been actively progressing a number of major commercial and corporate initiatives which we expect will strengthen our cash position in the short and medium term."

27 August 2003

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663 320**
Paul Edwards, Chief Executive Officer

Bankside Consultants — **Tel: 020 7444 4140**
Michael Padley / Susan Scott

Chief Executive Officer's Statement

In the first six months of the financial year, GeneMedix has continued to make progress with its infrastructure and product development programmes, and has broadened its product portfolio, although we have continued to manage our cash situation tightly. The Company is now in a position where we have the opportunity to develop a range of first and second generation biopharmaceutical products, with the potential to make a major market impact in Europe and USA. However, to pursue this strategy successfully, we will need to create a more substantial infrastructure and have the ability to fund this growth. To this end, we are in detailed discussions with a number of potential partners with the aim of gaining access to additional funding for our existing programmes, as well as the new opportunities to develop novel formulations or introduce new and complementary products into our infrastructure. Whilst these discussions are advancing we are exercising prudent cost control measures, which ensure that we are undertaking expenditure only on current development programmes.

Corporate activities

We were pleased to announce the signing of a Letter of Intent ("LoI") under which GMX and Penang Development Corporation (PDC) are working together to set up a company in Penang, Malaysia for the development, manufacture and commercialisation of human insulin. Under the LoI, GeneMedix has out-licensed its existing insulin know-how to a newly-formed Malaysian company and will use its expertise in the development of biopharmaceuticals and in the design, construction and operation of state-of-the-art manufacturing facilities to construct a facility built to international quality standards. The total anticipated investment of US$34 million is to be funded by a mixture of development loans, grants and an issue of equity in the newly formed company to local investors. PDC has made land available, and has assisted in gaining access to the development loans on attractive commercial terms and to grant funding.

GeneMedix will out-license its insulin know-how to the newly-formed company in return for an up-front milestone payment and royalty fee payable on sales of bulk product. GeneMedix will retain a majority shareholding in the new company, which will be separately financed, and will complete the development of the full-scale industrial process and technology transfer into the facility at its own expense. Target completion date for the facility is mid 2005.

We expect to announce the capitalisation of the new venture over the coming weeks, completion of which will trigger a milestone payment to GeneMedix of a minimum of £2 million.

In February we completed an Agreement with Antibioticos SPA of Milan, Italy, under which we gained exclusive access to three new cell lines for the production of Interferon-beta, G-CSF and human growth hormone, which currently have a worldwide market of US$ 4 billion. In March we announced a collaboration with Antares Pharma, Inc (Nasdaq: ANTR) through which Antares' current and future injection devices will be used to support our introduction of generic proteins into certain territories.

We also continued to work closely with our partners, SkyePharma (LSE: SKP; Nasdaq: SKYE), in the development programme for a slow release version of interferon-alfa.

Programmes

The Company has continued to pursue a strategy of developing both "generic" versions of biopharmaceuticals that are due to come off patent in the EU and other territories, and "second generation" versions of these products by developing innovative formulations of our portfolio products with collaboration partners.

To this end, we have continued with our development programmes for EPO and rhInsulin, as well as successfully completing our Malaysian clinical programme for GM-CSF. Also we have been engaged actively in dialogue with the CPMP regarding our programme for illustrating comparability between our version of EPO (*Epostim*) and the innovator product. Our approach to the registration of our products has been to rely on a strong scientific basis for the design of our

clinical strategy, and having received scientific advice from the CPMP on the regulatory pathway for the production of *Epostim*, we are confident that our clinical programmes are well designed to enable comparability with the marketed product. However, when we take into account the demands of exhibiting consistent comparability with the marketed product, the outstanding patent issues and the time from submission of a dossier to receipt of final approvals, we believe it will be extremely difficult for any company to launch a generic version of EPO prior to 2006. In line with this conclusion, we have amended our launch forecasts for *Epostim* to late 2006.

With regard to second generation products, we have been progressing our collaboration with SkyePharma, for the development of an extended release formulation of interferon alfa-2b, using SkyePharma's Depofoam™ injectable drug technology. Our recent collaboration with Antibioticos gives us access to G-CSF, Interferon-beta and human growth hormone, all of which have the potential to be successfully formulated as extended release versions. The potential to develop these "second generation", improved formulations is becoming an increasingly significant opportunity for the Company and forms the basis of a number of the discussions we are having currently with corporate partners.

It is now evident that GM-CSF has not achieved a foothold in China and therefore does not provide an attractive market for a generic version of this protein. As such, we do not anticipate any significant sales of this product in China. We are currently evaluating a number of options to bring in new products and the setting up of contract manufacturing or development and, to this end, the facility has been shut for the past four months, whilst upgrades of some major items of plant have occurred. This process is nearing completion and we anticipate that an announcement regarding the future direction of the plant will be made over the coming months.

Financial review

Operating losses of £2.7 million and cash burn for the period were within expectations. There was little capital expenditure during the period except on the plant upgrades in China. Administration costs were up on Quarter 1 levels due to the high amount of corporate activity that occurred in the period. We also had a substantial amount of product manufactured for our collaboration with SKP, which caused an increase in our development costs on the previous quarter. These costs will not be sustained in the second half of the year.

Cash balances at the end of the period were £3.4 million but we had a mini-fundraising round immediately post the period end, which brought in £1.5 million from a number of existing investors in South-East Asia. Current operating cash burn is approximately £1 million a quarter.

Outlook

Our twin strategy of developing both generic and second generation products offers significant potential for GeneMedix and it is the Board's intention to continue to follow this direction. However, as we commented last May, the Directors believe that we shall be unable to fund all our ongoing and proposed new activities from existing commercial activities, and are therefore looking to attract additional cash in-flows over the coming months to address the resulting funding shortfall.

We have received interest from a number of parties regarding various degrees of collaboration and we are actively progressing a number of these initiatives. In the light of these current discussions, we have instructed our financial advisors, Nomura International, to examine a broad range of strategic options available to the Company to maximise value for shareholders from our extensive development portfolio.

Consolidated Profit & Loss Account

For the 6 months ended 31 May 2003

	Notes	**Unaudited 6 months to 31 May 2003**	Unaudited 6 months to 31 May 2002 (restated)*	Audited 12 months to 30 November 2002
		£	£	£
Turnover		**22,664**	94,224	155,566
Cost of sales		**(9,245)**	(32,176)	(91,719)
Gross profit		**13,419**	62,048	63,847
Administrative expenses		**(1,783,348)**	(1,406,610)	(3,509,446)
Research and development	1	**(927,194)**	(1,177,389)	(2,009,851)
Exceptional research and development	1	**-**	-	(3,250,000)
Total research and development costs		**(927,194)**	(1,177,389)	(5,259,851)
Total operating expenses		**(2,710,542)**	(2,583,999)	(8,769,297)
Operating loss		**(2,697,123)**	(2,521,951)	(8,705,450)
Interest receivable		**37,522**	217,306	229,641
Interest payable		**(184,597)**	(13,824)	(134,839)
Loss on ordinary activities before taxation		**(2,844,198)**	(2,318,469)	(8,610,648)
Tax on loss on ordinary activities		**-**	-	-
Loss on ordinary activities after taxation		**(2,844,198)**	(2,318,469)	(8,610,648)
Equity minority interests		**61,620**	83,707	138,003
Loss for the period		**(2,782,578)**	(2,234,762)	(8,472,645)
Loss per share – basic and diluted		**(1.0p)**	(0.8p)	(2.9p)

All of the results relate to continuing operations.

Consolidated Statement of Total Recognised Gains and Losses

For the 6 months to 31 May 2003

	Notes	**Unaudited 6 months to 31 May 2003**	Unaudited 6 months to 31 May 2002 (restated)*	Audited 12 months to 30 November 2002
		£	£	£
Loss for the period		**(2,782,578)**	(2,234,762)	(8,472,645)
Exchange adjustments offset in reserves		**(81,020)**	(53,512)	(177,398)
Total gains and losses recognised for the period		**(2,863,598)**	(2,288,274)	(8,650,043)
Prior year adjustment	1	**-**	(983,679)	(983,679)
Total gains and losses recognised for the period		**(2,863,598)**	(3,271,953)	(9,633,722)

* See Note 1

Consolidated Balance Sheet

As at 31 May 2003

	Notes	**Unaudited As at 31 May 2003**	Unaudited As at 31 May 2002 (restated)*	Audited As at 30 November 2002
		£	£	£
Fixed assets				
Intangible fixed assets		**7,813,144**	4,279,526	4,121,335
Tangible fixed assets		**7,564,625**	6,277,186	7,095,090
Investment	2	**11,607**	-	-
		15,389,376	10,556,712	11,216,425
Current assets				
Stock		**195,270**	120,206	146,402
Debtors – due within one year		**1,069,245**	604,973	788,695
Cash at bank and in hand		**3,416,430**	9,391,373	6,583,428
		4,680,945	10,116,552	7,518,525
Creditors: amounts falling due within one year		**(2,330,096)**	(1,504,476)	(2,145,890)
Net current assets		**2,350,849**	8,612,076	5,372,635
Total assets less current liabilities		**17,740,225**	19,168,788	16,589,060
Creditors: amounts falling due after one year		**(1,600,993)**	(838,889)	(1,454,041)
Debentures – convertible loan notes		**(7,276,193)**	-	(3,319,007)
Provisions for liabilities and charges		**(42,005)**	(99,280)	(42,753)
Net assets		**8,821,034**	18,230,619	11,773,259
Share capital and reserves				
Called-up share capital		**2,901,028**	2,901,028	2,901,028
Share premium account		**20,223,904**	20,223,904	20,223,904
Profit and loss account	1	**(14,721,283)**	(5,495,917)	(11,857,685)
Equity shareholders' funds		**8,403,649**	17,629,015	11,267,247
Equity minority interests		**417,385**	601,604	506,012
Total capital employed		**8,821,034**	18,230,619	11,773,259

* See Note 1

Consolidated Cashflow Statement

For the 6 months ended 31 May 2003

	Notes	**Unaudited 6 months to 31 May 2003**	Unaudited 6 months to 31 May 2002 (restated)*	Audited 12 months to 30 November 2002
		£	£	£
Net cash outflow from operating activities		**(3,261,085)**	(1,195,038)	(4,545,261)
Returns on investments and servicing of finance		**(29,918)**	287,347	169,846
Capital expenditure		**(496,818)**	(2,505,080)	(4,082,257)
Acquisitions and disposals		**-**	-	-
Cash outflow before management of liquid resources and financing		**(3,787,821)**	(3,412,771)	(8,457,672)
Management of liquid resources		**3,465,769**	3,541,754	**6,287,145**
Financing		**344,770**	(39,040)	**2,206,907**
Increase in cash in the period		**22,718**	89,943	36,380

* See Note 1

Note to cash flow

Reconciliation of Operating Loss to Net cash Outflow from Operating Activities

	Unaudited 6 months to 31 May 2003	Unaudited 6 months to 31 May 2002 (restated)*	Audited 12 months to 30 November 2002
	£	£	£
Operating loss	**(2,697,123)**	(2,521,951)	(8,705,450)
Depreciation charge	**408,157**	180,822	515,689
Amortisation	**158,191**	158,191	3,566,382
Increase in stock	**(48,868)**	(47,699)	(73,895)
Increase in Debtors	**(296,580)**	(344,685)	(374,816)
(Decrease)/Increase in Creditors	**(784,115)**	1,437,078	640,150
(Decrease)/increase in Provisions	**(747)**	(56,794)	(113,321)
Net cash outflow from operating activities	**(3,261,085)**	(1,195,038)	(4,545,261)

NOTES

1. Prior period adjustment

The accounts for the six months ended 30 May 2002 reflect a prior period adjustment in relation to the accounting for development expenditure. On commencing business, the accounting policy of the Company was to write such expenditure off, except where the Directors were satisfied as to the technical, commercial and financial viability of individual projects. The application of this policy resulted in £2,161,068 of capitalised development costs in the balance sheet of the Company at 31 May 2002, to be amortised over the relevant period of the commercial production. This policy is consistent with the requirement of SSAP13 'Accounting for Research and Development'.

During the year ended 30 November 2002, management reviewed the policy relating to the accounting for development expenditure, in accordance with FRS18 'Accounting Policies', to ensure that the policy remained appropriate to the Company's circumstances. The Board reviewed the treatment of development costs by other similar companies and decided that expensing development costs as they are incurred was the most appropriate treatment, and the statutory accounts for the year ended 30 November 2002 were restated to reflect this change in accounting policy. The comparative information presented for 6 months ended 31 May 2002 is therefore restated, and the change in the accounting policy has resulted in an increase to the net loss for that period, and a decrease in net assets, of £1,177,389.

Profit and loss account

	Unaudited 6 months to 31 May 2002 £
Loss brought forward	(2,223,964)
Prior year adjustment	(983,679)
As at 1 December restated	(3,207,643)
Retained loss for the period	(2,234,762)
Exchange difference	(53,512)
Loss carried forward	(5,495,917)

2. Investment

This represents GeneMedix investment in the 25:75 Joint Venture with Antibioticos.

3. Basis of preparation

The 6-month figures to 31 May 2003 and 31 May 2002 are unaudited. The comparative figures for the year ended 30 November 2002 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2002 has been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(3) of the Companies Act 1985. The interim report should be read in conjunction with the statutory accounts for the year ended 30 November 2002.

The Directors estimate that cash and short term investments held at the date of approval of the financial statements within the Group are not sufficient to continue funding the trading activities of the Group for a further twelve months from the date of approval of the financial statements. Accordingly, the Directors currently plan to secure additional funds, by raising further finance or by entering into commercial agreements, which the Directors expect would enable the Group to continue its activities for the foreseeable future. There is

uncertainty over the amount of funds that would be obtained and whether they would be received within the expected timescale. However, the Directors believe that the Company will be able to obtain such additional funds and therefore that it is appropriate that these financial statements are prepared on the going concern basis. This basis of preparation assumes that the Company and its subsidiaries will continue in operational existence for the foreseeable future, the validity of which depends on GeneMedix plc being able to obtain adequate funds to continue its activities. The Company is pursuing a number of initiatives, which the Company expects to provide the opportunity to strengthen its cash position. The financial statements do not include any adjustment that would result if the Company were unsuccessful in raising adequate additional funds.

4. We were unable to pay a dividend in the period.

5. Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN.



GeneMedix **press release**

Quarter 1 Results for the three months to 28 February 2003

GeneMedix plc ("GeneMedix" or "the Company"), the UK generic biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its Quarter 1 Results for the three months to 28 February 2003. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Key highlights for the period

- Collaboration with Antibioticos Group to acquire exclusive rights to additional proteins
- Formation of a joint venture with Antibioticos Group to construct a bacterial fermentation facility in Spain
- Cash balances at period end – £5.3 million
- Cost of operation for Group in line with expectation

Post period

- Collaborative Agreement signed with Antares Pharma to utilise injection devices for the delivery of proteins

Paul Edwards, Chief Executive Officer, commented:

"GeneMedix has expanded its product pipeline and future manufacturing capability through its collaboration with Antibioticos in addition to the significant progress we continue to make with our development programmes."

"We have also been actively progressing a number of commercial and corporate activities, which we anticipate will strengthen our cash position over the coming months."

29 May 2003

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663 320**
Paul Edwards, Chief Executive Officer

College Hill — **Tel: 020 7457 2020**
Nicholas Nelson
Clare Warren

Chief Executive Officer's Statement

In the first quarter of the financial year, GeneMedix continued to make significant progress with its product development programmes and infrastructure. We were also pleased to announce in February that, via a collaboration with Antibioticos Spa of Milan, Italy, we have gained exclusive access to three new cell lines for the production of interferon-beta, G-CSF and human growth hormone, which currently have a worldwide market of US$ 4 billion. This now provides us with a portfolio of nine proteins, in addition to the access we have to new inventions from our corporate partners at the Shanghai Institute of Biochemistry and Cell Biology ("IBCB"). The Antibioticos deal also gives us future access to additional microbial manufacturing capabilities by agreeing to construct a joint venture facility in Spain, in which we will be the minority partner. We have also continued to work closely with our partners, SkyePharma (LSE: SKP; Nasdaq: SKYE), in the development programme for a slow release version of interferon-alfa.

Since the end of the reporting period, we have also announced a collaboration with Antares Pharma, Inc (Nasdaq: ANTR), through which Antares' current and future injection devices will be used to support our introduction of generic proteins into certain territories.

These developments fit in with our strategy to develop a range of high value therapeutic proteins that are comparable to products already marketed. We aim to introduce them globally with a particular emphasis on the potentially lucrative European territories. Our approach is to construct cost-effective manufacturing facilities, built and run to international pharmaceutical standards, utilising technology developed by our corporate partners, IBCB. Our strategy is also to develop innovative formulations of our portfolio products, allowing us to build sustainable growth in the global marketplace.

Financial review

As we anticipated in our last preliminary statement, sales for GM-CSF in China were modest, and we reiterate our strategy of focusing on the development of western registered products to obtain premium pricing in the developing markets. Our losses and cash burn for the quarter were within expectations, leaving us with a cash balance of £5.3 million at the end of the period.

Outlook

As also commented last February, the Directors believe that we shall be unable to fund our ongoing and proposed activities from existing commercial activities, and would therefore be looking to attract additional cash in-flows over the coming months to address the resulting funding shortfall. To this end, we have been actively progressing a number of commercial and corporate activities, which we anticipate will strengthen our cash position over the coming months.

Consolidated Profit & Loss Account

For the 3 months ended 28 February 2003

	Notes	**3 months to 28 February 2003**	3 months to 28 February 2002 (restated)*	12 months to 30 November 2002
		£	£	£
Turnover		**21,977**	58,897	155,566
Cost of sales		**(9,384)**	(18,701)	(91,719)
Gross profit		**12,593**	40,196	63,847
Administrative expenses		**(689,482)**	(741,503)	(3,509,446)
Research and development	1	**(341,794)**	(293,545)	(2,009,851)
Exceptional research and development	1	**-**	-	(3,250,000)
Total research and development costs		**(341,794)**	(293,545)	(5,259,851)
Total operating expenses		**(1,031,276)**	(1,035,048)	(8,769,297)
Operating loss		**(1,018,683)**	(994,852)	(8,705,450)
Interest receivable		**26,533**	112,178	229,641
Interest payable		**(69,376)**	(1,178)	(134,839)
Loss on ordinary activities before taxation		**(1,061,526)**	(883,852)	(8,610,648)
Tax on loss on ordinary activities		**-**	-	-
Loss on ordinary activities after taxation		**(1,061,526)**	(883,852)	(8,610,648)
Equity minority interests		**24,305**	20,920	138,003
Loss for the period		**(1,037,221)**	(862,932)	(8,472,645)
Loss per share – basic and diluted		**(0.4p)**	(0.3p)	(2.9p)

All of the results relate to continuing operations.

Consolidated Statement of Total Recognised Gains and Losses
Fort the 3 months to 28 February 2003

	Notes	**3 months to 28 February 2003**	3 months to 28 February 2002 (restated)*	12 months to 30 November 2002
		£	£	£
Loss for the period		**(1,037,221)**	(862,932)	(8,472,645)
Exchange adjustments offset in reserves		**(17,762)**	17,855	(177,398)
Total gains and losses recognised for the periods		**(1,054,983)**	(845,077)	(8,650,043)
Prior year adjustment	1	**-**	(983,679)	(983,679)
Total gains and losses recognised for the periods		**(1,054,983)**	(1,828,756)	(9,633,722)

* See Note 1

Consolidated Balance Sheet
as at 28 February 2003

	Notes	**3 months to 28 February 2003**	3 months to 28 February 2002 (restated)*	12 months to 30 November 2002
		£	£	£
Fixed assets				
Intangible fixed assets		**4,042,239**	4,358,622	4,121,335
Tangible fixed assets		**7,444,004**	4,867,813	7,095,090
		11,486,243	9,226,435	11,216,425
Current assets				
Stock		**197,997**	142,051	146,402
Debtors – due within one year		**1,029,412**	469,380	788,695
Cash at bank and in hand		**5,267,851**	10,963,809	6,583,428
		6,495,260	11,575,240	7,518,525
Creditors: amounts falling due within one year		**(2,439,308)**	(900,988)	(2,145,890)
Net current assets		**4,055,952**	10,674,252	5,372,635
Total assets less current liabilities		**15,542,195**	19,900,687	16,589,060
Creditors: amounts falling due after one year		**(1,454,558)**	-	(1,454,041)
Debenture – 5% 2 years convertible		**(3,359,075)**	-	(3,319,007)
Provisions for liabilities and charges		**(40,512)**	(157,182)	(42,753)
Net assets		**10,688,050**	19,743,505	11,773,259
Share capital and reserves				
Called-up share capital		**2,901,028**	2,897,045	2,901,028
Share premium account		**20,223,904**	20,211,001	20,223,904
Profit and loss account	1	**(12,912,666)**	(4,052,720)	(11,857,685)
Equity shareholders' funds		**10,212,266**	19,055,326	11,267,247
Equity minority interests		**475,784**	688,179	506,012
Total capital employed		**10,688,050**	19,743,505	11,773,259

* See Note 1

Consolidated Cash Flow Statement

For three months ended 28 February 2003

	Notes	**3 months to 28 February 2003**	3 months to 28 February 2002 (restated)*	12 months to 30 November 2002
		£	£	£
Net cash outflow from operating activities		**(1,175,103)**	(1,188,045)	(4,545,261)
Returns on investments and servicing of finance		**18,227**	120,231	169,846
Capital expenditure		**(557,120)**	(1,072,761)	(4,082,257)
Acquisitions and disposals		**-**	-	-
Cash outflow before management of liquid resources and financing		**(1,713,996)**	(2,140,575)	(8,457,672)
Management of liquid resources		**2,119,933**	1,960,589	6,287,145
Financing		**235,481**	256,498	2,206,907
Increase in cash in the period		**641,418**	76,512	36,380

* See Note 1

Reconciliation of Operating Loss to Net Cash Outflow from Operating Activities

	3 months to 28 February 2003	3 months to 28 February 2002 (restated)*	12 months to 30 November 2002
	£	£	£
Operating loss	**(1,018,683)**	(994,852)	(8,705,450)
Depreciation charge	**208,207**	81,086	515,689
Amortisation	**79,096**	79,096	3,566,382
Increase in stock	**(51,596)**	(69,543)	(73,895)
Increase in Debtors	**(256,585)**	(56,047)	(374,816)
(Decrease)/Increase in Creditors	**(133,301)**	(228,893)	640,150
(Decrease)/increase in Provisions	**(2,241)**	1,108	(113,321)
Net cash outflow from operating activities	**(1,175,103)**	(1,188,045)	(4,545,261)

* See Note 1

Notes

1. Prior period adjustment

The accounts reflect a prior period adjustment in relation to the accounting for development expenditure. On commencing business the accounting policy of the Company was to write such expenditure off, except where the Directors were satisfied as to the technical, commercial and financial viability of individual projects. The application of this policy resulted in £1,277,224 of capitalised development costs in the balance sheet of the Company at 28 February 2002, to be amortised over the relevant period of the commercial production. This policy is consistent with the requirement of SSAP13 'Accounting for Research and Development'.

During the year ended 30 November 2002, management reviewed the policy relating to the accounting for development expenditure, in accordance with FRS18 'Accounting Policies', to ensure that the policy remained appropriate to the Company's circumstances. The Board reviewed the treatment of development costs by other similar companies and decided that expensing development costs as they are incurred was the most appropriate treatment, and the statutory accounts for the year ended 30 November 2002 were restated to reflect this change in accounting policy. The comparative information presented for the quarter ended 28 February 2002 is therefore restated, and the change in the accounting policy has resulted in an increase to the net loss for that period, and a decrease in net assets, of £293,545.

Profit and loss account

	3 months to 28 February 2002 £
Loss brought forward	(2,223,964)
Prior year adjustment	(983,679)
As at 1 December restated	(3,207,643)
Retained loss for the period	(862,932)
Exchange difference	17,855
Loss carried forward	(4,052,720)

2. Basis of preparation

The 3-month figures to 28 February 2003 and 28 February 2002 are unaudited. The comparative figures for the year ended 30 November 2002 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2002 have not been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(3) of the Companies Act 1985. The quarterly report should be read in conjunction with the statutory accounts for the year ended 30 November 2002.

3. Going concern

The Directors estimate that cash and short term investments held at the date of approval of the quarterly results within the Group are not sufficient to continue funding the trading activities of the Group for a further twelve months from the date of approval of the quarterly results. Accordingly, the Directors currently plan to secure additional funds, by raising further finance or by entering into commercial agreements, which the Directors expect would enable the Group to continue its activities for the foreseeable future. There is uncertainty over the amount of funds which would be obtained and whether they would be received within the expected timescale. However, the Directors believe that the Company

will be able to obtain such additional funds and therefore that it is appropriate that these quarterly results are prepared on the going concern basis. This basis of preparation assumes that the Company and its subsidiaries will continue in operational existence for the foreseeable future, the validity of which depends on GeneMedix plc being able to obtain adequate funds to continue its activities and which the Directors expect will be concluded within a few weeks of the date of the approval of the quarterly results. The quarterly results do not include any adjustment that would result if the Company were unsuccessful in raising adequate additional funds.

4. The Directors elected not to pay a dividend in the period.

5. *Further copies are available from the Group's head office* – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN.





press release

GENEMEDIX PLC

Preliminary Results for the year ended 30 November 2002

GeneMedix plc ("GeneMedix" or "the Company"), the UK multi-sourced biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its preliminary results for the year ended 30 November 2002. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Highlights:

- Commencement of development of "second generation" proteins:
  - Collaboration with SkyePharma plc to develop extended release formulation of interferon-alpha for Hepatitis
- **Post period** - Collaboration with Antibioticos Group announced today:
  - Exclusive rights to Interferon-beta, G-CSF and human growth hormone with combined market size in excess of $4 billion
  - Joint venture European manufacturing facility
- First international patent filing utilising technology licensed from the Shanghai Institute of Biochemistry and Cell Biology
- Formal opening of Irish manufacturing facility
  - Production of EPO, for the treatment of anaemia, expected this year
- Sales of first product – GM-CSF in China
- Cash balances £6.6 million at period end – operational costs in line with expectations

Paul Edwards, Chief Executive Officer, commented:

"Over the coming year, we are looking to continue to push forward aggressively the development of our product pipeline, especially with the new collaborations with SkyePharma and Antibioticos, and putting our manufacturing capabilities in place. We are also looking to secure commercial partners for our products in the key western markets.

"We are looking to strengthen our cash flow streams over the coming year by obtaining up-front payments on commercial collaborations and licensing deals."

26 February 2003

ENQUIRIES:

GeneMedix plc **Tel: 01638 663 320**
Paul Edwards, Chief Executive Officer

College **'el: 020 7457 2020**
Nicholas
Clare W

Chairman's Statement

Operational Summary

In the 12 months to 30 November 2002, GeneMedix continued to make significant progress with its product development programmes and its manufacturing and distribution infrastructure. We completed the fit-out of a mammalian cell manufacturing plant in Ireland and finalised a Joint Development Agreement with SkyePharma to produce a slow release Interferon-alpha important for the treatment of Hepatitis B & C.

Moreover, continued progress was achieved in our development programmes for Erythropoietin (EPO), Interferon-alpha and synthetic human Insulin. The Company has filed three international patents utilising technology licensed from our partner, the Shanghai Institute of Biochemistry and Cell Biology (IBCB), and made a patent application for a fast acting Insulin analogue. We launched our first product, GM-CSF (Granulocyte Macrophage-Colony Stimulating Factor) under the trade name Neustim™ into the Chinese market

These developments fit in with our strategy to develop a range of high value therapeutic proteins that are comparable to products already marketed, and bring them to the global market, with a particular emphasis on the lucrative European territories. Our approach is to construct cost-effective manufacturing facilities built and run to international pharmaceutical standards, utilising technology developed by our corporate partners, IBCB. Our strategy is also to develop "second generation" products using innovative formulations of our portfolio products, to allow us to build sustainable growth in the global marketplace.

We intend to address market opportunities and threats by developing a range of these "second generation" proteins to compete with the new formulations being launched by the innovator companies. We have already commenced this process with the Joint Development Agreement we have in place with SkyePharma, to develop a slow release interferon-alpha and shall continue to broaden our product portfolio by in-licensing additional proteins. It is also our intention to participate in the establishment of additional joint venture manufacturing plants in Asia and Europe to produce these products. Whilst these activities were not in our original business plan, we believe that by developing these products we will be building a Company that has the ability to meet the long term market needs, and has the potential to provide real benefits for the shareholders.

Although GM-CSF has never been seen as a major product for the Company since its launch into the Chinese market, we have seen a great deal of competition from the more popular G-CSF. We have also witnessed significant price erosion for this product and some of the other biopharmaceuticals in both the Chinese and Indian markets, due to oversupply of locally produced product. We believe that the most effective way of obtaining premium pricing for this product in most of these markets is to enter with a western registered version, although we are still exploring opportunistic revenues in certain markets.

Manufacturing

The Company has constructed a state-of-the-art mammalian fermentation facility in Ireland, which was formally opened in June 2002. Commissioning and validation procedures are well underway and the process development of its first mammalian cell derived product, Erythropoietin (EPO), is nearing completion, ready for transfer into this facility in mid 2003.

We have also gained access to a microbial fermentation plant through our recently announced collaboration with Antibioticos (see below).

We entered into an important Manufacturing Agreement with Gland Pharmaceuticals (Gland), one of India's leading suppliers of speciality pharmaceutical products. Under the Manufacturing Agreement, Gland will use its specialised manufacturing operations to provide product in presentations such as pre-filled syringes, initially for the Asian market but then for the global market, as product approvals are granted. Current customers of Gland include Schering Plough (India), Aventis (India) and several large Indian Pharma companies. Preparations for Gland to

manufacture the Company's products are well underway. Under an additional Sales and Distribution Agreement with Gland we added India to the Company's commercial network, which already covered China and the ASEAN territories.

Product development

Product development on the Company's other biopharmaceutical products from multiple sources has continued to be a high priority for GeneMedix. The process development of Interferon-alpha-2b for our own comparative product and for new molecule development, has progressed steadily and we expect to announce significant steps forward in accessing an insulin facility to supply the shortage of human insulin in Eastern territories.

It has always been the Company's stated objective to develop innovative formulations of its recombinant proteins to allow it to compete more successfully against "second generation" therapeutic proteins, especially in Europe and the US. To this end, in July 2002 the Company announced a joint collaboration with SkyePharma (LSE: SKP; Nasdaq: SKYE) for the development of an extended release formulation of interferon alpha-2b using SkyePharma's proven DepoFoam™ injectable drug delivery technology.

Therapeutic proteins are usually degraded rapidly inside the body. SkyePharma's proven DepoFoam™ extended release injectable technology, combined with GeneMedix' recombinant interferon alpha-2b, has the possibility to deliver therapeutic doses of the protein in a controlled manner for a period up to 28 days from a single injection. This would represent a considerable benefit to patients with Hepatitis C whose current treatment may require injection of interferon alpha-2b every few days. This collaboration is very exciting for GeneMedix, as the Company has gained access to a project that has already shown promising early results, and uses a combination of two proven technologies.

We are also aggressively pursuing our stated aim of adding additional therapeutic proteins to our existing portfolio, and are looking to access additional manufacturing facilities in Europe and Asia.

Regulatory submissions

We have been in discussions with regulatory authorities in China, India and Malaysia, and have established the regulatory requirements for gaining product approvals in these territories.

We are continuing to work proactively with the regulatory authorities and through the European Generics Association (EGA) to establish the regulatory approval process for our products within the European Union and have been formulating a robust clinical strategy that we believe will provide scientific evidence that our products are comparable to those already marketed. Whilst the European regulatory authorities have not yet provided a definitive process for the approval of "biogenerics", we strongly believe that the dossiers that we will submit will clearly demonstrate comparability with the innovator product.

Post period event – Joint collaboration with Antibioticos

We also announced today that we have gained exclusive access through a collaboration with Antibioticos Group of Milan, Italy, to three exciting new proteins, Interferon-beta, G-CSF and human growth hormone, and will have a minority share in a European manufacturing facility.

Interferon-beta is widely used for the treatment of the "relapsing, remitting" form of Multiple Sclerosis. This type is characterized by alternating acute episodes and partial or complete recovery. Interferon-beta is produced using mammalian fermentation and market leaders include Biogen, Serono and Schering AG. GeneMedix will use its expertise in process development of mammalian cultures to produce an industrial scale process from the cell lines acquired.

Granulocyte Colony Stimulating Factor (G-CSF) is a potent stimulator of bone marrow cells, especially those of neutrophil lineage, and may be marketed alongside Neustim (GeneMedix GM-CSF) product. It is widely used in chemotherapy induced neutropenia caused by cancer

treatment. The world-wide market is currently dominated by Amgen (filgrastim) and Chugai (lenograstim).

Recombinant Human Growth Hormone (rhGH) is for the treatment of short stature in adults and children. Pharmacia, Lilly, Novo Nordisk and Serono are the main players in this market. The global market for the three new products exceeds $4 billion.

Antibioticos and GeneMedix have formed a 75% / 25% Joint Venture and will be constructing a state-of-the-art bacterial fermentation facility in Leon in Spain at a total investment of 25m. This will be used for the contract manufacture of GeneMedix's bulk Interferon-alpha, as well as the manufacture and supply of bulk G-CSF and rhGH. Plant design has been largely completed and construction will commence over the coming months.

GeneMedix will satisfy its 25% contribution by making capital contributions to the Joint Venture totalling 6.25m in a number of equal instalments in the period from mid 2003 to early 2005. GeneMedix will also issue 4% convertible loan notes convertible into between 24 million and 32 million ordinary GeneMedix shares in late 2003 and 2004 and will make agreed royalty payments on the sales of its newly acquired molecules.

The bulk proteins will be supplied on an exclusive basis to GeneMedix, who will be responsible for the secondary manufacture, regulatory submissions and distribution of finished product, which it will do in conjunction with commercial partners

Financial Review

The Group's operating loss for the 12 months ended 30th November 2002 was £8,705,450. We now have 15 employees in Ireland, with 18 at Head Office and 34 in China. Turnover for the period, arising from initial sales of our first product, Neustim™, totalled £155,566 in the period.

We incurred £2,009,851 (2001 £783,578) of expenditure on development and clinical programmes for our portfolio of comparative biologics. In addition to this, in order to gain access to SkyePharma's Depofoam™ technology, we issued a convertible loan note for a total value of £3,250,000, convertible into between 8.3 and 11.2 million ordinary GeneMedix shares.

Expenditure was accelerated in the second quarter of 2002 to bring our principal EPO and Interferon-alpha programmes closer to completion so as to ensure that material will be available for clinical trials at the earliest opportunity.

Group cash balances at the end of the period were £6,583,428. To the end of the period we had spent £4.25m on our EPO facility out of a total planned expenditure of £4.5m. We drew down £2m in the period under a sale and lease back arrangement with a major Irish bank, which has allowed us a deferment of this expenditure over a five year period.

Our accounting policy for the Development of Technology Processes has historically been to capitalise all amounts spent and amortise them over a ten year period once the products are in commercial production. This reflects the quality of the underlying technology, the clearly established commercial potential of multi-sourced biopharmaceutical products in the global marketplace, and the fact that the value of our plant and machinery is greatly enhanced by the quality industrial process. However, following a review of our accounting policies, we have decided to simplify our approach to accounting for the cost of process development and expense them in the accounting period in which they are incurred. As a result we have decided to write off all such costs through the Profit and Loss Account. Under this revised policy, we have expensed a total of £5,259,851 in the current financial period, with £983,679 incurred in previous financial years, accounted for as a prior year adjustment. This in no way reflects any impairment in the value of the technology, and means that we may move into profitability at an earlier stage and operate at higher margins once our products have been launched.

Outlook

Over the coming year, we are looking to continue to push forward aggressively the development of our product pipeline, especially with the new collaborations with SkyePharma and Antibioticos and putting our manufacturing capabilities in place. We are also looking to secure commercial partners for our products in the key western markets. We are looking to strengthen our cash flow streams over the coming year by obtaining up-front payments on such commercial licensing deals by broadening the reach of current ones. We are also seeking to use our current excess capacity in our China facility for contract manufacturing to generate opportunistic revenues.

In order to maintain our aggressive plan to be one of the first players in the multi-sourced biopharmaceuticals market, your Board believes that it will be necessary to secure finance over the next 12 months in addition to the Group's existing cash balances and bank facilities, especially to fund these new and exciting programmes. As previously indicated, we will look to obtain additional finance through up-front and milestone payments from commercial agreements for our existing development portfolio. Depending on the levels and timing of such payments, we will also consider other sources of funding, potentially including equity financing.

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the 12 months ended 30 November 2002

	Notes	2002 Unaudited £	2001 Audited (restated) £
Turnover		155,566	-
Cost of sales		(91,719)	-
Gross profit		63,847	-
Administrative expenses		(3,509,446)	(2,388,003)
Research and development costs		(2,009,851)	(783,578)
Exceptional research and development		(3,250,000)	-
Total research and development costs		(5,259,851)	(783,578)
Total operating expenses		(8,769,297)	(3,171,581)
Operating loss			
Existing operations		(8,705,450)	(2,658,871)
Acquisitions		-	(512,710)
Loss before interest and taxation		(8,705,450)	(3,171,581)
Interest receivable		229,641	798,823
Interest payable		(134,839)	(15,432)
Loss on ordinary activities before taxation	4	(8,610,648)	(2,388,190)
Tax on loss on ordinary activities		-	-
Loss on ordinary activities after taxation		(8,610,648)	(2,388,190)
Minority interests		138,003	122,631
Loss for the year		(8,472,645)	(2,265,559)
Loss per share – basic and diluted		(2.9p)	(0.8p)

All of the results relate to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the 12 months to 30 November 2002

	2002 Unaudited £	2001 Audited (restated) £
Loss for the financial year	(8,472,645)	(2,265,559)
(Loss) / gain on foreign currency translation	(177,398)	117,063
Total gains and losses recognised for the year	(8,650,043)	(2,148,496)
Prior year adjustment (see note 1)	(983,679)	-
Total gains and losses recognised since last annual report and accounts	(9,633,722)	(2,148,496)

CONSOLIDATED BALANCE SHEET

As at 30 November 2002

	Notes	2002 Unaudited £	2001 Audited (restated) £
Fixed assets			
Intangible assets		4,121,335	4,437,717
Tangible assets		7,095,090	3,876,141
		11,216,425	8,313,858
Current assets			
Stock		146,402	72,507
Debtors – due within one year		788,695	398,875
Cash at bank and in hand		6,583,428	12,846,638
		7,518,525	13,318,020
Creditors: amounts falling due within one year		(2,145,890)	(872,253)
Net current assets		5,372,635	12,445,767
Total assets less current liabilities		16,589,060	20,759,625
Creditors: amounts falling due after one year		(1,454,041)	-
Debenture – 5% 2 years convertible		(3,319,007)	-
Provisions for liabilities and charges		(42,753)	(156,074)
Net assets		11,773,259	20,603,551
Share capital and reserves			
Called-up share capital		2,901,028	2,897,045
Share premium account		20,223,904	20,211,001
Profit and loss account	4	(11,857,685)	(3,207,643)
Shareholders' funds		11,267,247	19,900,403
Minority interests		506,012	703,148
Total capital employed		11,773,259	20,603,551

CONSOLIDATED CASH FLOW STATEMENT

For the 12 months to 30 November 2002

	2002 Unaudited £	2001 Audited (restated) £
Net cash outflow from operating activities	(4,545,261)	(3,230,011)
Returns on investments and servicing of finance	169,846	774,331
Capital expenditure	(4,082,257)	(813,451)
Acquisitions and disposals	-	(6,088,597)
	(8,457,672)	(9,357,728)
Cash outflow before management of liquid resources and financing		
Management of liquid resources	6,287,145	(9,276,997)
Financing	2,206,907	1,876
Increase / (decrease) in cash in the year	36,380	(18,632,849)

Note to cash flow

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2002 Unaudited £	2001 Audited (restated) £
Operating loss	(8,705,450)	(3,171,581)
Depreciation	515,690	201,346
Goodwill amortisation	316,382	290,017
Increase in stock	(73,895)	(66,656)
Increase / (decrease) in debtors	(374,816)	(69,578)
Increase / (decrease) in creditors	640,149	(224,399)
Decrease in provisions (NIC payable on share options)	(113,321)	(189,160)
Non-cash exceptional research and development	3,250,000	-
Net cash outflow from operating activities	(4,545,261)	(3,230,011)

NOTES

1. The preliminary financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of the accounting policies set out in the Group's 2001 annual report, expect for the item referred to below. The preliminary financial statements are unaudited.

   Basis of preparation – going concern
   As set out in the Chairman's statement, the increase in the number of products in our portfolio and the new manufacturing facilities will increase the Group's requirement for additional funds. Accordingly, the directors plan to raise further finance, at the appropriate time, through the out-licensing of our products and, depending on the level and timing of such payments, through other sources of funding, potentially including further issues of share capital. The directors are confident that such further funds will be available to meet the requirements of the business for the foreseeable future. The financial information in this preliminary statement is prepared on the going concern basis.

   Prior year adjustment
   The financial statements reflect a prior year adjustment in relation to the accounting for development expenditure. Since commencing business the accounting policy of the Company has been to write such expenditure off, except where the Directors are satisfied as to the technical, commercial and financial viability of individual projects. The application of this policy resulted in £983,679 of capitalised development costs in the balance sheet of the Company at 30 November 2001. This policy was consistent with the requirements of SSAP13 – Accounting for Research and Development.

   During the current year, management reviewed the policy relating to the accounting for development expenditure, in accordance with FRS18 – Accounting Policies, to ensure that the policy remains appropriate to the Company's circumstances. The Board has reviewed the treatment of development costs by other similar companies and believes that expensing development costs as they are incurred is the most appropriate treatment.

   The change in the accounting policy resulted in the Company writing off the development expenditure incurred during the current period of £5,259,851 (2001: restated - £783,578, 2000: restated - £200,101; 2001: net assets restated - £20,603,551; 2000: net assets restated - £22,047,023).

2. The 12-month figures to 30 November 2002 are unaudited. The comparative figures for the year ended 30 November 2001 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2001 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. This preliminary report should be read in conjunction with the statutory accounts for the year ended 30 November 2001.

3. The directors elected not to pay a dividend in the period.

4. Profit and loss account

	12 months to 30 November 2002 £
Loss brought forward	(2,223,964)
Prior year adjustment	(983,679)
As at 1st December restated	(3,207,643)
Loss for the year	(8,472,645)
Exchange difference	(177,397)
Loss carried forward	(11,857,685)

5. The loss per share is based on the loss of £8,472,645 (2001 £2,265,559) and the weighted average number of shares in the period of 289,971,820(2001 - 289,693,591).

6. Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, CB8 7XN



press release

GENEMEDIX PLC

Quarter 3 Results for the nine months to 31 August 2002

GeneMedix plc ("GeneMedix" or "the Company"), the UK generic biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its results for the 9 months to 31 August 2002. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Key highlights for the period

- Collaboration with SkyePharma plc to develop extended release formulation of interferon-alpha for hepatitis
- Formal opening of Irish manufacturing facility
- Sales of first product – GM-CSF in China – continuing to progress
- Cash balances at period end – £7.8 million
- Cost of operation for Group at £2.1m – in line with expectation

Paul Edwards, Chief Executive Officer, commented:

"GeneMedix has been highly active during the period, making considerable progress in product development, in developing its manufacturing infrastructure and in expanding its distribution network. The prospects for the final quarter of the year are encouraging."

19 November 2002

ENQUIRIES:

GeneMedix plc **Tel: 01638 663 320**
Julian Attfield, Chief Financial Officer

College Hill **Tel: 020 7457 2020**
Nicholas Nelson
Clare Warren

Chairman's Statement

In the third quarter of the financial year, GeneMedix continued to make progress with its product development programmes and its manufacturing and distribution infrastructure. We also signed a very exciting collaboration agreement for an extended release formulation of interferon-alpha with SkyePharma.

Our strategy is to develop a range of high value therapeutic proteins, that are comparable to products already marketed, and bring them onto the global market with a major emphasis on the potentially lucrative European market. We also look to take advantage of our presence in Asia to market these products in territories such as China, India and the ASEAN countries. Our approach is to construct cost-effective manufacturing facilities, built and run to international pharmaceutical standards utilising technology developed by our corporate partners, the Shanghai Institute of Biochemistry and Cell Biology. Our strategy is also to develop innovative formulations of our portfolio products to allow us to build sustainable growth in the global marketplace. We have made significant progress towards all of these objectives during the quarter.

Firstly, we concluded the building of a state-of-the-art mammalian cell manufacturing facility in Tullamore, Ireland. This facility, which was formally opened in June 2002 by Mr Brian Cowan TD, the Irish Foreign Minister, will produce erythropoietin to international quality standards for worldwide sales. Commissioning and validation procedures are currently underway, and development of the manufacturing process is nearing completion. We anticipate that the production process will be transferred into the plant early next year, with commercial quantities being produced by the final quarter of 2003. We are continuing to develop our clinical and regulatory programmes to enable us to meet our targeted launch dates in 2005.

In July 2002 we announced a joint collaboration with SkyePharma (LSE: SKP; Nasdaq: SKYE) for the development of an extended release formulation of interferon alpha-2b using SkyePharma's DepoFoam™ injectable drug delivery technology. Therapeutic proteins, such as interferon alpha, are usually degraded rapidly inside the body, and so patients commonly require frequent injections of the protein. SkyePharma's DepoFoam™ extended release, injectable technology, combined with GeneMedix' recombinant interferon alpha-2b, has the potential to deliver therapeutic doses of the protein in a controlled manner from a single injection, for periods greatly exceeding currently available treatments. This would represent a considerable benefit to patients with hepatitis C whose current treatment may require injection of interferon alpha-2b every few days. This collaboration is very exciting for GeneMedix, as the Company has gained access to a project that has already shown promising early results, and uses a combination of our two technologies.

Sales of GM-CSF in China have continued in line with our expectations, in this our first year in the market. As we are now involved in the annual hospital bidding process for certain major provinces, we would anticipate being able to extend our distribution reach during 2003, which would allow us to increase our sales revenues. The clinical study for GM-CSF in Malaysia is progressing well, and

we are on course for launch in other Asian territories at the end of 2003 or early 2004.

The Company has also been highly active during the period and since period-end in a number of significant areas. We have been in discussion with a number of potential commercial partners for our proteins in new territories, which should allow us to increase global sales and give us access to some early milestone payments. We are also seeking to gain access to complementary proteins to our existing portfolio of products and looking to expand our global manufacturing base.

Financial Review

The running costs of the Head Office, and the facilities in China and Ireland was £2,112,648 for the period, which is in line with expectations. The Group operating loss for the 9 months ended 31 August 2002 was £6,935,880, largely due to the effects of two significant items in the Profit and Loss statement, which are highlighted below.

Our accounting policy for the Development of Technology Processes has historically been to capitalise all amounts spent and amortise them over a 10 year period once the products are in commercial production. This reflects the quality of the underlying technology, the clearly established commercial potential of biogeneric products in the global marketplace, and the fact that the value of our plant and machinery is greatly enhanced by the quality industrial process. However, following a review of our accounting policies, we have decided to simplify our approach to accounting for the cost of process development and expense them in the accounting period in which they are incurred. As a result we have decided to write off all such costs through the Profit and Loss Account. Under this revised policy, we have expensed a total of £1,649,113 in the current financial period, with £983,679 incurred in previous financial years, accounted for as a prior year adjustment. This in no way reflects any impairment in the value of the technology, and means that we may move into profitability at an earlier stage and operate at higher margins once our products have been launched.

The remaining £3,250,000 of expenses represents technology acquired by way of an Unsecured Loan Note, which was issued to SkyePharma. This Loan Note, which carries a 5% coupon, is convertible at any time into between approximately 8.3 million and 11.2 million new ordinary GeneMedix shares. GeneMedix has the option to redeem the Note for cash in certain circumstances. We have prudently written the whole £3,250,000 off in the Profit and Loss in the current period to reflect the early stage of the development of this project but, importantly, it does not have any effect on group cash balances. By means of this agreement, we have gained access to SkyePharma's DepoFoam™ technology to co-develop with our interferon-alpha. In addition to the Loan Note, SkyePharma will receive undisclosed milestones payable against progress through clinical development. The two companies will assume equal shares of further development and manufacturing costs and will also share potential

milestones received and royalties from a third party on the anticipated out-licensing and sales of the new molecule.

Total turnover for the period, arising from initial sales in China of our first product, Neustim™, totalled £126,013 and remains modest for the moment.

Group cash balances at the end of the period were £7,859,487. To the end of the period we had spent £4.0m on our EPO facility and the main investment in the fixed plant is now complete. We also paid the first major instalment on a freeze-dryer for installation into the fill/finish plant of our partners, Gland Pharma in India.

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the 9 months ended 31 August 2002

	Note	9 months to 31 August 2002 £	As restated 9 months to 31 August 2001 £	As restated 12 months to 30 November 2001 £
Turnover		126,013	-	-
Cost of sales		(50,132)	-	-
Gross profit		75,881	-	-
Administrative expenses		(2,112,648)	(1,652,009)	(2,388,003)
Research and development	1	(1,649,113)	(706,691)	(783,578)
Exceptional research and development	1	(3,250,000)	-	-
Total research and development		(4,899,113)	(706,691)	(783,578)
Operating loss		(6,935,880)	(2,358,700)	(3,171,581)
Investment income		299,787	658,535	798,823
Interest payable		(62,646)	(32,592)	(15,432)
Loss on ordinary activities before taxation		(6,698,739)	(1,732,757)	(2,397,190)
Tax on loss on ordinary activities		-	-	-
Loss on ordinary activities after taxation		(6,698,739)	(1,732,757)	(2,397,190)
Minority interests		111,168	80,244	122,631
Retained loss for the period		(6,587,571)	(1,652,513)	(2,274,559)
Loss per share – basic and diluted		(2.3p)	(0.3p)	(0.9p)

All of the results relate to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the 9 months to 31 August 2002

	Note	9 months to 31 August 2002 £	As restated 9 months to 31 August 2001 £	As restated 12 months to 30 November 2001 £
Retained loss for the period		(6,587,571)	(1,652,513)	(2,274,559)
Prior year adjustment	1	(983,679)	-	-
Gain (loss) on foreign currency translation		(192,554)	71,297	117,063
Total gains and losses recognised since the last annual report		(7,763,804)	(1,581,216)	(2,157,496)

CONSOLIDATED BALANCE SHEET

As at 31 August 2002

	31 August 2002 £	As restated 31 August 2001 £	As restated 30 November 2001 £
Fixed assets			
Intangible fixed assets	4,200,097	4,516,813	4,437,717
Tangible fixed assets	6,646,502	3,064,870	3,876,141
	10,846,932	7,581,683	8,313,858
Current assets			
Stock	140,491	34,119	72,507
Debtors – due within one year	720,945	422,500	398,875
Debtors – due after one year	488,303	-	-
Cash at bank and in hand	7,859,487	13,947,607	12,846,638
	9,209,226	14,404,226	13,318,020
Creditors: amounts falling due within one year	(1,722,813)	(511,504)	(872,253)
Net current assets	7,486,413	13,892,722	12,445,767
Total assets less current liabilities	18,333,345	21,474,405	20,759,625
Creditors: Amounts falling due after more than one year	(1,385,416)	-	-
Provisions for liabilities and charges	(33,701)	(276,443)	(156,074)
Debenture – 5% 2 years convertible	(3,250,000)	-	-
Net assets	13,664,228	21,197,962	20,603,551
Share capital and reserves			
Called-up share capital	2,901,028	2,897,045	2,897,045
Share premium account	20,223,904	20,211,001	20,211,001
Profit and loss account (see note 4)	(9,996,768)	(2,640,363)	(3,207,643)
Shareholders' funds	13,128,164	20,467,683	19,900,403
Minority interests	536,064	730,279	703,148
Total capital employed	13,664,228	21,197,962	20,603,551

CONSOLIDATED CASH FLOW STATEMENT

For the 9 months ended 31 August 2002

	9 months to 31 August 2002 £	As restated 9 months to 31 August 2001 £	As restated 12 months to 30 November 2001 £
Net cash outflow from operating *activities* (see note to cash flow)	(4,078,347)	(2,533,179)	(3,230,011)
Returns on investments and servicing of finance	316,698	526,065	774,331
Capital expenditure and financial investment	(3,098,392)	(176,342)	(813,451)
Acquisitions and disposals	-	(6,072,934)	(6,088,597)
Cash outflow before management of liquid resources and financing	(6,860,041)	(8,256,390)	(9,357,728)
Management of liquid resources	4,884,995	(10,470,810)	(9,276,997)
Financing	1,884,658	1,876	1,876
(Decrease) in cash in period	(90,388)	(18,725,324)	(18,632,849)

Note to cash flow

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	9 months to 31 August 2002 £	As restated 9 months to 31 August 2001 £	As restated 12 months to 30 November 2001 £
Operating loss	(6,935,880)	(2,358,700)	(3,171,581)
Depreciation charge	294,226	121,761	201,346
Goodwill amortisation	237,287	210,922	290,017
(Increase)/decrease stock	(67,984)	(28,376)	(66,656)
(Increase)/decrease debtors	(1,020,709)	81,878	(69,578)
Increase/(decrease) creditors	287,086	(491,873)	(224,399)
Increase/(decrease) provision	(122,373)	(68,791)	(189,160)
Non-cash exceptional research and development expenditure	3,250,000	-	-
Net cash outflow from operating activities	(4,078,347)	(2,533,179)	(3,230,011)

NOTES

1. The accounts reflect a prior year adjustment in relation to the accounting for development expenditure. Since commencing business the accounting policy of the Company has been to write such expenditure off, except where the Directors are satisfied as to the technical, commercial and financial viability of individual projects. The application of this policy resulted in £983,679 of capitalised development costs in the balance sheet of the Company at 30 November 2001. This policy was consistent with the requirements of SSAP13 – Accounting for Research and Development.

   During the current period, management reviewed the policy relating to the accounting for development expenditure, in accordance with FRS18 – Accounting Policies, to ensure that the policy remains appropriate to the Company's circumstances. The Board has reviewed the treatment of development costs by other similar companies and believes that expensing development costs as they are incurred is the most appropriate treatment.

   The change in the accounting policy resulted in the Company writing off the development expenditure incurred during the current period of £4,899,113 (2001: restated - £783,578, 2000: restated - £200,101; 2001: net assets restated - £20,603,551; 2000: net assets restated - £22,047,023).

2. The 9-month figures to 31 August 2002 and 31 August 2001 are unaudited. The comparative figures for the year ended 30 November 2001 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2001 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. The quarterly report should be read in conjunction with the statutory accounts for the year ended 30 November 2001.

3. The directors elected not to pay a dividend in the period.

4. Profit and loss account

	12 months to 31 August 2002 £
Retained loss brought forward	(2,232,964)
Prior year adjustment	(983,679)
As at 1st December restated	(3,216,643)
Retained loss for the period	(6,587,571)
Exchange difference	(192,554)
Retained loss carried forward	(9,996,768)

5. The loss per share is based on the retained loss of £6,587,571 (2001 - £2,274,559) and the weighted average number of shares in the period of 296,013,290 (2001 - 295,419,087).

6. Further copies are available from the Group's head office – Waterwitch House, Exeter Road, Newmarket, Suffolk, CB8 8RX.



GeneMedix **press release**

Interim Results for the six months to 31 May 2002

GeneMedix plc ("GeneMedix" or "the Company"), the UK generic biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its results for the 6 months to 31 May 2002. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Key highlights for the period include:

- First product sales made
- Sales and distribution agreements signed for India with Gland Pharmaceuticals
- Manufacturing agreement signed with Gland, providing access to specialised capabilities
- New business unit reviewing technology developed by Shanghai Institute of Biochemistry and Cell Biology
- Costs remain in line with expectations – operating loss for the period £1.3 million
- Cash balances at period end – £9.4 million

Post Period Events

- Irish manufacturing facility formally opened – commissioning and validation under way
- SkyePharma joint collaboration agreement signed

Paul Edwards, Chief Executive Officer, commented:

"In the first half of the year, we have made further significant progress in developing our global manufacturing and distribution infrastructure. The process development of EPO, our first mammalian cell derived product, is nearing completion, ready for transfer into our new Irish manufacturing facility over the coming months. We have also continued to make important advances in the development of our other generic biopharmaceuticals, with process development of generic Interferon-alpha-2b largely complete and the insulin programme also progressing well.

"Overall we have continued to develop our outlined business strategy and the Board is pleased with the progress."

28 August 2002

ENQUIRIES:

GeneMedix plc **Tel: 01638 663 320**
Paul Edwards, Chief Executive

College Hill **Tel: 020 7457 2020**
Michael Padley
Clare Warren

Chairman's statement

In the first six months of the financial year, GeneMedix has made further significant progress in developing its global manufacturing and distribution infrastructure.

In the period, we launched the 150µg presentation of our first product, GM-CSF (Granulocyte Macrophage-Colony Stimulating Factor), under the trademark Neustim™, into the Chinese market. The latter half of the year will see the Company expanding the number of regions in China where the product is available to patients. GM-CSF stimulates the production of white blood cells and is used in the treatment of cancer patients.

The Company concluded the building of its state-of-the-art mammalian fermentation facility in Ireland, which it formally opened in June 2002. Commissioning and validation procedures are well underway and the process development of its first mammalian cell derived product, Erythropoietin (EPO), is nearing completion, ready for transfer into this facility over the coming months. Toxicology studies using this EPO are scheduled to commence later this year.

We have also entered into important Sales and Distribution and Manufacturing Agreements with Gland Pharmaceuticals (Gland), one of India's leading suppliers of speciality pharmaceutical products. The Sales and Distribution Agreement adds India to the Company's commercial network, which already covered China and the ASEAN territories. Under the Manufacturing Agreement, Gland will use its specialised manufacturing operations to provide product in presentations such as pre-filled syringes, initially for the Asian market but then for the global market, as product approvals are granted. Current customers of Gland include Schering Plough (India), Aventis (India) and several large Indian Pharma companies. Preparations for Gland to manufacture the Company's products are well underway.

Product development on the Company's other generic biopharmaceuticals has continued rapidly. The process development of generic Interferon-alpha-2b is largely complete and product will be available to commence clinical trials in the next financial year. The Insulin programme is also progressing well.

The business strategy is based upon the setting up of cost-efficient manufacturing plants using the Company's proprietary high-yielding cell lines in fiscally attractive territories, such as Ireland, Malaysia, China and India. We are currently working proactively with various regulatory authorities and through the European Generics Association (EGA) regarding the regulatory approval process for our products and to promote the acceptance of biogenerics on a worldwide basis.

Concurrently, we are also setting up a global partner network to launch and market our products and, as mentioned above, we have launched our first product in China and signed agreements that will allow us to roll out our products into the ASEAN territories and India. This is preparing the way to penetrate the larger and more lucrative European market as and when it opens

up to generic biopharmaceuticals. To this end, the process is well underway to find a major distribution partner for Europe and other potential territories, such as Canada and South America.

Post period event – Joint collaboration with SkyePharma

It has always been the Company's stated objective to develop innovative formulations of its recombinant proteins to allow it to compete more successfully against "second generation" therapeutic proteins, especially in Europe and the US. To this end, in July 2002 the Company announced a joint collaboration with SkyePharma (LSE: SKP; Nasdaq: SKYE) for the development of an extended release formulation of interferon alpha-2b using SkyePharma's proven DepoFoam™ injectable drug delivery technology. Therapeutic proteins are usually degraded rapidly inside the body. SkyePharma's proven DepoFoam™ extended release, injectable technology, combined with GeneMedix' recombinant interferon alpha-2b, has the possibility to deliver therapeutic doses of the protein in a controlled manner for a period up to 28 days from a single injection. This would represent a considerable benefit to patients with Hepatitis C whose current treatment may require injection of interferon alpha-2b every few days. This collaboration is very exciting for GeneMedix, as the Company has gained access to a project that has already shown promising early results, and uses a combination of two proven technologies.

Financial Review

The Group's operating loss for the 6 months ended 31st May 2002 was £1,344,562, after taking into account a charge for the amortisation of goodwill of £158,191 (H1 2001: £1,134,477). Costs were in line with expectations, and we now have 13 employees in Ireland, to go with the 18 at Head Office and 34 in China. Turnover for the period, arising from initial sales of our first product, Neustim™, totalled £94,224 in the period.

In the 6 months to 31st May 2002, we incurred £1,177,389 (H1 2001: £416,061) of expenditure on our development and clinical programmes, which has been capitalised in accordance with our accounting policy. Included within this figure are up-front payments of £400,000 that were made to book future manufacturing capacity with our development collaborators. This expenditure was accelerated in the second quarter of 2002 to bring our principal EPO and Interferon-alpha programmes close to completion so as to ensure that material will be available for clinical trials early in the next financial year. As a result of these effects, we expect that levels of expenditure on all programmes will be significantly lower in the third quarter of the year than they were in the second quarter.

Group cash balances at the end of the period were £9,391,373. To the end of the period we had spent £3.3m on our EPO facility out of a total planned

expenditure of £4.4m. We drew down £1.1m in the period under a sale and lease back arrangement with a major Irish bank, which will allow us to defer a total of £2m of funding over a 5 year period.

Summary

We have made consistent progress towards achieving our aims in the period and have continued to build upon this, especially following the SkyePharma agreement. We have also continued to look for additional recombinant proteins that would be complementary to our existing portfolio, and additional manufacturing facilities for our products.

In addition, we are having on-going discussions to establish marketing agreements in other key territories with significant pharmaceutical partners, which will help to establish a global network for the marketing and distribution of our products.

Finally, our newly established business unit is continuing to analyse the technology that is coming out of the Shanghai Institute of Biochemistry and Cell Biology, our research partners in China, with a view to filing international patents, identifying products which have the potential for us to develop with partners, or out-licensing the technology.

Overall we have continued to develop our outlined business strategy and the Board is pleased with the progress made towards our aim of becoming an international generic biopharmaceutical company.

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the 6 months ended 31 May 2002

	6 months to 31May 2002 £	6 months to 31 May 2001 £	12 months to 30 November 2001 £
Turnover	94,224	-	-
Cost of sales	(32,176)	-	-
Gross profit	62,048	-	-
Administrative expenses	(1,406,610)	(1,134,477)	(2,388,003)
Operating loss	(1,344,562)	(1,134,477)	(2,388,003)
Investment income	217,306	488,032	798,823
Interest payable	(13,824)	(33,361)	(15,432)
Loss on ordinary activities before taxation	(1,141,080)	(679,806)	(1,604,612)
Tax on loss on ordinary activities	-	-	-
Loss on ordinary activities after taxation	(1,141,080)	(679,806)	(1,604,612)
Minority interests	83,707	50,426	122,631
Retained loss for the period	(1,057,373)	(629,380)	(1,481,981)
Loss per share – basic and diluted	(0.4p)	(0.2p)	(0.5p)

All of the results relate to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the 6 months to 31 May 2002

	6 months to 31 May 2002 £	6 months to 31 May 2001 £	12 months to 30 November 2001 £
Retained loss for the period	(1,057,373)	(629,380)	(1,481,981)
Gain on foreign currency translation	(53,512)	128,669	117,063
Total gains and losses for the recognised period	(1,110,885)	(500,711)	(1,364,918)

CONSOLIDATED BALANCE SHEET

As at 31 May 2002

	31 May 2002	31 May 2001	30 November 2001
	£	£	£
Fixed assets			
Intangible fixed assets	2,272,860	729,954	1,095,471
Goodwill	4,246,193	4,613,909	4,404,384
Tangible fixed assets	6,198,727	2,863,675	3,797,682
	12,717,780	8,207,538	9,297,537
Current assets			
Stock	120,206	24,873	72,507
Debtors	604,973	498,812	398,875
Cash at bank and in hand	9,391,373	15,279,275	12,846,638
	10,116,552	15,802,960	13,318,020
Creditors: amounts falling due within one year	(1,504,476)	(1,111,909)	(872,253)
Net current assets	8,612,076	14,691,051	12,445,767
Total assets less current liabilities	21,329,856	22,898,589	21,743,304
Creditors: Amounts falling due after more than one year			
Other creditors	(838,889)	-	-
Provisions for liabilities and charges	(99,280)	(371,076)	(156,074)
Net assets	20,391,687	22,527,513	21,587,230
Share capital and reserves			
Called-up share capital	2,901,028	2,897,045	2,897,045
Share premium account	20,223,904	20,211,001	20,211,001
Profit and loss account	(3,334,849)	(1,359,756)	(2,223,964)
Shareholders' funds	19,790,083	21,748,290	20,884,082
Minority interests	601,604	779,223	703,148
Total capital employed	20,391,687	22,527,513	21,587,230

CONSOLIDATED CASH FLOW STATEMENT

For the 6 months ended 31 May 2002

	31 May 2002	31 May 2001	30 November 2001
	£	£	£
Net cash outflow from operating activities (see note to cash flow)	(17,649)	(864,411)	(2,446,433)
Returns on investments and servicing of finance	287,347	148,691	774,331
Capital expenditure and financial investment	(3,682,469)	(488,858)	(1,597,029)
Acquisitions and disposals	-	(5,720,606)	(6,088,597)
Cash outflow before management of liquid resources and financing	(3,412,771)	(6,925,184)	(9,357,728)
Management of liquid resources	3,541,754	(11,035,315)	(9,276,997)
Financing	(39,040)	1,876	1,876
Increase / (Decrease) in cash in period	89,943	(17,958,623)	(18,632,849)

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	31 May 2002	31 May 2001	30 November 2001
	£	£	£
Operating loss	(1,344,562)	(1,134,477)	(2,388,003)
Depreciation charge	180,822	52,620	201,346
Goodwill Amortisation	158,191	131,826	290,017
Decrease / (Increase) in stock	(47,699)	(18,994)	(66,656)
(Increase) / Decrease in debtors	(344,685)	505,681	(69,578)
(Decrease)/Increase in creditors	1,437,078	(426,909)	(224,399)
Increase / (Decrease) in provision (NIC payable on share options)	(56,794)	25,842	(189,160)
Net cash outflow from operating activities	(17,649)	(864,411)	(2,446,433)

NOTES

1. The 6-month figures to 31 May 2002 and 31 May 2001 are unaudited. The comparative figures for the year ended 30 November 2001 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2001 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. The quarterly report should be read in conjunction with the statutory accounts for the year ended 30 November 2001.

2. We were unable to pay a dividend in the period.

3. Further copies are available from the Group's head office – Waterwitch House, Exeter Road, Newmarket, Suffolk, CB8 8RX.


GMX
GeneMedix

press release

GENEMEDIX PLC

Results for Quarter ended 28 February 2002

GeneMedix plc, ("GeneMedix" or "the Company"), the UK generic biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its results for the 3 months to 28 February 2002. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Key highlights for the period:

- Continued development of global manufacturing and distribution infrastructure
- Product development on schedule
- First product launched in China, initial sales made
- Irish plant construction progressing, mechanical completion expected June
- Cash balances at period end £10.96 million; all projects remain within budget

Post period event:

- Manufacturing and distribution agreements signed to cover India

Dr Kim Tan, Chairman, GeneMedix commented:

"Product development on our range of generic biopharmaceuticals has moved on apace and we expect to have several programmes substantially completed by the year end.

"We have to date established facilities in China and have manufacturing agreements in place in Malaysia and India, and a plant under construction in Ireland. We continue to make significant progress in setting up a global distribution network.

"The Group remains on course to meet its objectives and the Board is confident regarding the future prospects of the Company. We have made substantial progress in establishing ourselves as an international generic biopharmaceutical company."

20 May 2002

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663320**
Paul Edwards, Chief Executive

College Hill — **Tel: 020 7457 2020**
Michael Padley
Clare Warren

CHAIRMAN'S STATEMENT

In the first 3 months of the financial year, GeneMedix plc has continued to develop its global manufacturing and distribution infrastructure. Product development on our range of generic biopharmaceuticals has moved on apace and we intend to have our EPO, Interferon-alpha and Insulin production processes substantially complete by the end of the financial year, and ready for additional clinical trials and technology transfer into the manufacturing facilities.

The business strategy is based upon the setting up of low-cost manufacturing plants using our proprietary high-yielding cell lines in fiscally attractive territories, such as Ireland, Malaysia, China and India. To date we have established facilities in China, have manufacturing agreements in place in Malaysia and India, and have a plant under construction in Ireland.

We are currently working with various regulatory authorities and setting up a global distribution network to market our products. We have launched our first product in China, and have in place agreements that will allow us to roll out our products into the ASEAN territories and India. We also anticipate being able to address the South American and Eastern European markets in the near future. This is preparing the way to penetrate the larger and more lucrative European market as it opens up to generic biopharmaceuticals. Our facilities will manufacture to international standards and we will have accumulated substantial clinical data prior to marketing into Europe.

First quarter activity

In December 2001 we launched the 150µg presentation of our first product, GM-CSF (Granulocyte Macrophage-Colony Stimulating Factor), under the trademark Neustim, into the Chinese markets. We anticipate obtaining approvals for the 50µg and 75µg presentations over the next few weeks, which will allow us to expand into other territories. GM-CSF stimulates the production of white blood cells and is used for the treatment of cancer patients.

In Tullamore, Ireland, construction work on our mammalian cell facility for the production of EPO continues to progress well and we are on target for mechanical completion by the end of May 2002. We shall then be in a position to commence validation of the plant with a view to being in commercial production in 2003. We will be formally opening the facility in late June 2002.

Post period developments

Since the period end we have expanded our worldwide commercial and manufacturing network, which already covered China and ASEAN territories, into India. We announced at the beginning of May that we have entered into two separate agreements with Gland Pharmaceuticals (Gland), one of India's leading suppliers of speciality pharmaceutical products.

Gland was established in Hyderabad in 1978 to specialise in the manufacture of sterile injectable products and in 1996 formed a partnership with the Vetter Group, of Germany, to deliver parenteral products (non-oral delivery) to the global market. It has a leadership position in India with heparin, low molecular weight heparin and other niche products in the cardiovascular and orthopaedic fields.

Under the Sales and Distribution Agreement, Gland has been appointed to be the exclusive distributor within the territory, and will market and sell GeneMedix's products throughout India. Initial sales are expected in 2003.

Under the Manufacturing Agreement, Gland will also provide product in presentations such as pre-filled syringes, initially for the Asian market, but then for the global market as product approvals are granted. Current customers of Gland include Schering Plough (India), Aventis (India) and several large Indian Pharma companies.

GeneMedix is continuing discussions regarding other key territories with the view to establishing marketing agreements with significant pharmaceutical partners. These deals will help GeneMedix in the establishment of a global network for the distribution of its product range.

Our newly established business unit is continuing to analyse the technology that is coming out of the Shanghai Institute of Biochemistry and Cell Biology, our research partners in China, with a view to filing international patents, further developing products with partners, or out-licensing the technology.

Financial Review

The Group's operating loss for the 3 months ended 28 February 2002 was £701,307, after taking into account a charge for the amortisation of goodwill of £52,820. Included within the loss are the first profit and loss charges for our plant in Ireland and operating costs for our Chinese plant, which is in full commercial production.

In the 3 months to 28th February 2002, we incurred £293,545 of expenditure on our development and clinical programmes, which has been capitalised in accordance with our accounting policy. These programmes have been accelerated in the second quarter, and our clinical trial in Malaysia is just starting.

We currently have a headcount of 16 full time and 2 part-time staff in the head office, 34 in China and 8 in Ireland. All costs remain in line with expectation.

Group cash balances at the end of the period were £10,963,809. To the end of the period we had spent £1.9m on our EPO facility out of a total planned expenditure of £4.4m. We have also signed a sale and lease back arrangement for the Irish plant with a major Irish bank. This will allow us to receive a total of 2.8m of funding, which is repayable over the next 5 years. The first draw down under this facility was made in April 2002 and will cover a substantial proportion of the remaining capital expenditure in Ireland.

The Group remains on course to meet its objectives and the Board is confident regarding the future prospects of the Company. We have made substantial progress in establishing ourselves as an international generic biopharmaceutical company.

Dr Kim Tan, Chairman

20 May 2002

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the 3 months ended 28 February 2002

	3 months to 28 February 2002	3 months to 28 February 2001	12 months to 30 November 2001
	£	£	£
Turnover	58,897	-	-
Cost of sales	(18,701)	-	-
Gross profit	40,196	-	-
Administrative expenses	(740,395)	(440,758)	(2,555,191)
National Insurance Contributions payable on unapproved share options	(1,108)	(9,223)	167,188
Operating loss	(701,307)	(449,981)	(2,388,003)
Investment income	112,178	275,194	798,823
Interest payable	(1,178)	(9,452)	(15,432)
Loss on ordinary activities before taxation	(590,307)	(184,239)	(1,604,612)
Tax on loss on ordinary activities	-	-	122,631
Loss on ordinary activities after taxation	(590,307)	(184,239)	(1,481,981)
Minority interests	20,920	16,145	-
Retained loss for the period	(569,387)	(168,094)	(1,481,981)
Loss per share – basic and diluted	(0.2p)	(0.06p)	(0.5p)

All of the results relate to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the 3 months to 28 February 2002

	3 months to 28 February 2002	3 months to 28 February 2001	12 months to 30 November 2001
	£	£	£
Retained loss for the period	(569,387)	(168,094)	(1,481,981)
Gain on foreign currency translation	17,855	84,931	117,063
Total gains and losses for the recognised period	(551,532)	(83,163)	(1,364,918)

CONSOLIDATED BALANCE SHEET

For the 3 months ended 28 February 2002

	28 February 2002	28 February 2001	30 November 2001
	£	£	£
Fixed assets			
Intangible fixed assets	1,389,016	446,838	1,095,471
Goodwill	4,325,289	4,693,005	4,404,384
Tangible fixed assets	4,789,356	2,794,180	3,797,682
	10,503,661	7,934,023	9,297,537
Current assets			
Stock	142,051	5,212	72,507
Debtors	469,380	354,597	398,875
Cash at bank and in hand	10,963,809	16,133,706	12,846,638
	11,575,240	16,493,515	13,318,020
Creditors: amounts falling due within one year	(900,988)	(1,110,197)	(872,253)
Net current assets	10,674,252	15,383,318	12,445,767
Total assets less current liabilities	21,177,913	23,317,341	21,743,304
Provisions for liabilities and charges	(157,182)	(354,456)	(156,074)
Net assets	21,020,731	22,962,885	21,587,230
Share capital and reserves			
Called-up share capital	2,897,045	2,896,603	2,897,045
Share premium account	20,211,001	20,209,567	20,211,001
Profit and loss account	(2,775,494)	(942,209)	(2,223,964)
Shareholders' funds	20,332,552	22,163,961	20,884,082
Minority interests	688,179	798,924	703,148
Total capital employed	21,020,731	22,962,885	21,587,230

CONSOLIDATED CASH FLOW STATEMENT

For the 3 months ended 28 February 2002

	28 February 2002	28 February 2001	30 November 2001
	£	£	£
Net cash outflow from operating activities (see note to cash flow)	(894,501)	(273,753)	(2,446,433)
Returns on investments and servicing of finance	120,231	95,535	774,331
Capital expenditure and financial investment	(1,366,305)	(185,355)	(1,597,029)
Acquisitions and disposals	-	(4,868,132)	(6,088,597)
Cash outflow before management of liquid resources and financing	(2,140,575)	(5,231,705)	(9,357,728)
Management of liquid resources	1,960,589	(12,050,000)	(9,276,997)
Financing	256,498	(836,820)	1,876
Increase / (Decrease) in cash in period	76,512	(18,118,525)	(18,632,849)

Note to cash flow

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	28 February 2002 £	28 February 2001 £	30 November 2001 £
Operating loss	(701,307)	(449,981)	(2,388,003)
Depreciation charge	81,086	19,402	201,346
Goodwill Amortisation	79,096	52,730	290,017
Decrease / (Increase) in stock	(69,543)	564	(66,656)
(Increase) / Decrease in debtors	(56,047)	111,006	(69,578)
(Decrease)/Increase in creditors	(228,893)	(16,697)	(224,399)
Increase / (Decrease) in provision (NIC payable on share options)	1,108	9,223	(189,160)
Net cash outflow from operating activities	(894,501)	(273,753)	(2,446,433)

NOTES

1. The quarterly figures to 28 February 2002 and 28 February 2001 are unaudited. The comparative figures for the year ended 30 November 2001 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2001 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. The quarterly report should be read in conjunction with the statutory accounts for the year ended 30 November 2001.

2. We were unable to pay a dividend in the period.

3. Further copies are available from the Group's head office – Waterwitch House, Exeter Road, Newmarket, Suffolk, CB8 8RX.





press release

GeneMedix plc

Preliminary Results Announcement

A Year of Significant Progress – First Product Sales

GeneMedix plc, the UK biopharmaceutical company with joint London/Singapore Stock Exchange listings, announces results for the year to 30 November 2001. GeneMedix is involved in the development of primarily generic biopharmaceuticals through the manufacture of therapeutic proteins using proprietary technologies.

Key highlights for the period include:

- Distribution agreements signed for China and Malaysia & ASEAN territories
- Manufacturing agreement signed with Hovid SDN BhD, one of Malaysia's leading pharmaceutical companies
- Five year agreement to access Shanghai Institute of Biochemistry and Cell Biology technology
- New business function established to focus on the exploitation of licensed products
- Irish facility on schedule - commercial production 2003
- All costs remain in line with expectations - Loss for the period £1.48 million
- Cash Balances at Year End - £12.85 million
- Key senior appointments completed

Post Period Events

- First product GM-CSF launched into the Chinese market – initial revenues Q1 2002
- Malaysian comparability trials approved

Dr Kim Tan, Chairman commented:

"We have made great strides towards our aim of becoming a global pharmaceutical products company. Our Head Office team of senior executives is now in place and all costs remain in line with expectations. The business strategy is based upon establishing low-cost, high-quality manufacturing facilities in Ireland, Malaysia and China. Sales have commenced in China and products will shortly be launched in the ASEAN territories and India. Following this we anticipate entering the European markets."

18 February 2002

ENQ[illegible]

Gen[illegible] **[illegible]el: 01638 663 320**
Paul [illegible]

Coll[illegible] **[illegible]el: 020 7457 2020**
Mic[illegible]
Clar[illegible]

Chairman's Statement

GeneMedix plc ('GeneMedix' or 'the Company') has made considerable commercial progress in the development of its range of generic biopharmaceuticals, significantly expanded the manufacturing base and, as a result, made great strides towards its aim of becoming a global pharmaceutical products company.

The business strategy is based upon establishing low-cost, high-quality manufacturing facilities in fiscally attractive territories such as Ireland, Malaysia and China with the key goal of penetrating the lucrative European market when patent protection expires on our product range, around 2004 and 2005. In the shorter term, we aim to launch our products in China, the ASEAN territories, India and other regions where there is a clear regulatory route to market. We are currently working with various regulatory authorities and setting up distribution networks to achieve this goal. We are on target to achieve both our short and long term objectives.

With our existing programmes, all is proceeding according to plan, but we continue to explore any opportunities to expand our product range of biopharmaceuticals or to accelerate our entry into international markets.

Operating Activities

We commenced the financial year with the first day of trading on the Singapore stock Exchange (London trading had commenced a day earlier). Shortly afterwards we received formal approval from the Shanghai Foreign Economics and Trade Committee to acquire a 75% holding in a Chinese pharmaceutical company, now renamed as the Shanghai GeneMedix Biotechnology Company Limited. We brought in a new management team, up-graded a number of quality systems and, by June, had received approval to manufacture Neustim™ (GM-CSF).

In May we signed a 20-year lease to take over and commence the fit-out of 21,000 sq ft of manufacturing space in Tullamore, Ireland and in July we began installation of a mammalian cell facility to manufacture erythropoietin. The fit-out of the facility is progressing well and towards the end of the year we appointed the key operational personnel, including the General Manager and the Head of Quality. We expect mechanical completion of the facility by the second quarter 2002 with commercial production commencing in 2003.

The fourth quarter saw us complete two distribution deals, a manufacturing agreement and a five-year deal to access new technology from the Shanghai Institute of Biochemistry and Cell Biology (IBCB).

We also completed a marketing and distribution deal in China and expanded our distributor network into Beijing and Guangzhou.

In addition, we announced two separate agreements with Hovid SDN BhD ("Hovid"), one of Malaysia's leading pharmaceutical manufacturers. Hovid has a portfolio of over 100 ethical products and exports to over 30 countries worldwide. We see our close collaboration with Hovid as giving us an opportunity to gain access to some potentially very exciting markets.

Under a sales and distribution agreement, Hovid was appointed exclusively to distribute, market and sell GeneMedix's products within Malaysia and other countries that make up the Association of South East Asian Nations (ASEAN). It is anticipated the first sales in the region will be in mid 2003.

Under the manufacturing agreement, Hovid will perform vialling and packaging operations for the Company's first three products, GM-CSF, EPO and Interferon alpha, ultimately for the global market.

In late September, we signed a five-year agreement with the Shanghai Institute of Biochemistry and Cell Biology (IBCB), a leading institute of The Chinese Academy of Sciences. In return for a royalty stream, we have been granted the right of first refusal to the worldwide commercialisation rights (excluding China) of novel intellectual property and technology know-how, generated by the IBCB. We have long been impressed with the quality of the science in IBCB, and are excited about the potential that this deal gives us, especially in terms of a new non-generic product stream. In order to maximise the commercial potential of this deal, we have established a new business unit to focus specifically on the exploitation of the licensed products.

Post period developments

We were delighted to announce the launch in December 2001 of our first product, GM-CSF, into the Chinese market under the GeneMedix brand name Neustim™. We will expand our distribution network to other key regions of China and anticipate receiving approvals for additional presentations of Neustim™ in the near future.

As previously stated, the build out of our Irish mammalian facility is on target and we would anticipate being in commercial production in 2003.

We have also been very pro-active in working with the regulatory bodies in Europe to establish the regulatory pathway for generic biologics in this region. Paul Edwards, our Chief Executive Officer, has been elected to the board of the European Generics Association (EGA) and John Greenwood, our Director of Regulatory Affairs, holds the chairmanship of the biotechnology working group of the EGA. In addition, GeneMedix is actively lobbying both EMEA and CPMP to establish the regulatory pathway and data requirement necessary to register our products in Europe.

The Company has recently received Ethics committee approval in Malaysia to commence comparability trials using Neustim™. The trials will commence in March 2002.

Management Appointments

We have continued with our policy of recruiting high quality, experienced senior managers from the pharmaceutical industry. Appointments this year have included the following people:

Dr Martin Comberbach, Director of Global Manufacturing
Martin joined us from the UK biotechnology company Metris, after having spent 11 years with SmithKlineBeecham, most recently as Director of Manufacturing.

Paul Jennings, Director of Quality
Paul joined us from Aventis Pharma, where he had spent the past 19 years, most recently as Director of Quality EMEA Region. Paul has considerable international experience having worked in Africa, Asia and the Indian sub-continent as well as spending time in France and Ireland.

We have also appointed General Managers in Ireland and China, the Director of Sales and Marketing in China and the Head of Quality (Ireland). With the recruitment of these people we also acquired additional experience from a number of blue-chip organisations including Johnson and Johnson, Wyeth, Genzyme and the Irish Medicines Board.

Financial Review

The Group's retained loss for the year ended 30 November 2001 was £1,481,981, after taking into account a charge for the amortisation of goodwill of £290,017, and a reduction in provision on the National Insurance payable on the Company's unapproved share option scheme of £167,188. Group operating losses, excluding goodwill, were £2,097,986 for the year, which included running costs of our Head Office, eleven months of operating expenses from our subsidiary in China and some expenditure of a non-capital nature in Ireland and Malaysia. All costs remain in line with expectations and our Head Office team of senior executives is now in place. We currently have a headcount of 16 full time and 2 part-timers in the Head Office, 38 in China and 6 in Ireland.

We incurred £783,578 of expenditure on our development and clinical programmes during the year, which we capitalised in accordance with our accounting policy.

During the year we received interest income on cash balances of £789,763. We were delighted to be able to announce our first revenues in China shortly after the year end.

We invested heavily in the EPO facility in Ireland around the year end, and anticipate that the total capital investment for the project, which will be mechanically complete within 5 months, will be in the region of £4.4 million, which is in line with our original estimates. This project has been operating within budgeted levels since its inception and the capital cost will be offset by approximately £2 million of lease finance arranged with a leading bank in Ireland. Group cash balances at the end of November were £12,846,638.

Summary

We have made significant progress in the year. We are successfully developing a range of primarily generic biopharmaceuticals through the manufacture of therapeutic proteins using proprietary technologies that we expect to be supplemented by non-generic products following our agreement with the IBCB.

We now have our Head Office team in place, all projects remain within budget, we have completed various distribution and manufacturing agreements and we have successfully launched our first product into the Chinese market.

We look forward to making further progress in the current financial year towards achieving our aim of being a global pharmaceutical products company.

Consolidated profit & loss account

	Notes	12 months to 30 November 2001	12 months to 30 November 2000
		£	£
Turnover		-	-
Cost of sales		-	-
Gross profit		-	-
Administrative expenses		(2,555,191)	(588,042)
National insurance contributions payable on unapproved share options		167,188	(345,234)
Operating loss		(2,388,003)	(933,276)
Investment income		798,823	87,648
Interest payable		(15,432)	-
Loss on ordinary activities before taxation		(1,604,612)	(845,628)
Tax on loss on ordinary activities		-	-
Loss on ordinary activities after taxation		(1,604,612)	(845,628)
Minority interests		122,631	-
Retained loss for the period		(1,481,981)	(845,628)
Loss per share – basic and diluted	4	(0.5p)	(0.3p)

All of the results relate to continuing operations.

Consolidated statement of total recognised gains and losses

	12 months to 30 November 2001 £	12 months to 30 November 2000 £
Retained loss for the period	(1,481,981)	(845,628)
Gain on foreign currency translation	117,063	-
Total gains and losses for the recognised period	(1,364,918)	(845,628)

Consolidated balance sheet

	30 November 2001 £	30 November 2000 £
Fixed assets		
Intangible fixed assets	1,095,471	311,893
Goodwill	4,404,384	-
Tangible fixed assets	3,797,682	83,418
	9,297,537	395,311
Current assets		
Stock	72,507	-
Debtors	398,875	482,894
Cash at bank and in hand	12,846,638	22,201,546
	13,318,020	22,684,440
Creditors: amounts falling due within one year	(872,253)	(487,393)
Net current assets	12,445,767	22,197,047
Total assets less current liabilities	21,743,304	22,592,358
Creditors: amounts falling due after more than one year	(156,074)	(345,234)
Net assets	21,587,230	22,247,124
Share capital and reserves		
Called-up share capital	2,897,045	2,896,603
Share premium account	20,211,001	20,209,567
Profit and loss account	(2,223,964)	(859,046)
Equity shareholders' funds	20,884,082	22,247,124
Minority equity interests	703,148	-
Total capital employed	21,587,230	22,247,124

Consolidated cash flow statement

	Notes	12 months to 30 November 2001 £	12 months to 30 November 2000 £
Net cash outflow from operating activities	1	(2,446,433)	(1,006,492)
Returns on investments and servicing of finance		774,311	83,526
Capital expenditure and financial investment		(1,597,029)	(340,413)
Acquisitions and disposals		(6,088,597)	-
Cash outflow before management of liquid resources and financing		(9,357,748)	(1,263,379)
Management of liquid resources		(9,276,997)	(3,350,000)
Financing		1,896	22,972,837
(Decrease)/increase in cash in period		(18,632,849)	18,359,458

Notes to cash flow:	12 months to 30 November 2001 £	12 months to 30 November 2000 £
Reconciliation of operating loss to net cash outflow from operating activities		
Operating loss	(2,388,003)	(933,276)
Depreciation charge	201,346	12,445
Goodwill amortisation	290,017	-
Increase in stock	(66,656)	-
Decrease / (increase) in debtors	815	(478,772)
(Decrease) / increase in creditors	(294,792)	47,877
(Decrease) / increase in provision (NIC payable on share options)	(189,160)	345,234
Net cash outflow from operating activities	(2,446,433)	(1,006,492)

Notes

1. This statement, which was approved by the board on 5 February 2002, includes the results of the Company and its subsidiary, Shanghai GeneMedix Biotechnology Company Ltd, and has been prepared using the same accounting policies as the statutory accounts for the year ended 30 November 2001.

2. The preliminary figures for year ended 30 November 2001 are unaudited. The comparative figures for the year ended 30 November 2000 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2000 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S235, S237(2) or S237(5) of the Companies Act 1985. This preliminary report should be read in conjunction with the statutory accounts for the year ended 30 November 2001.

3. We were unable to pay a dividend in the period.

4. The basic earnings per share is calculated on the Group retained loss of £1,481,981 and on a weighted average of 289,704,502 ordinary shares. There is no dilutive effect in respect of share options issued under the Employee Share Option scheme

Copies of this statement are available on the company website
www.genemedix.com



press release

GeneMedix plc

Quarter 3 Results
First product to be launched 2001

GeneMedix plc, the UK biopharmaceutical company with joint London/Singapore Stock Exchange listings, announces results for the 9 months to 31 August 2001. GeneMedix is involved in the development of primarily generic biopharmaceuticals through the manufacture of therapeutic proteins using proprietary technologies.

Key highlights for the period include:

- Product approval received for GM-CSF in China – initial sales expected 2001
- Manufacturing plant in China in commercial production; design and construction of Irish and Malaysian plants underway
- All development programmes progressing well; range of generic pharmaceuticals established
- Operating loss (excluding goodwill) of £1,441,087 for the period, in line with expectations
- Strong balance sheet, cash reserves £13,947,607

Post period events

- Distribution agreement signed with Hovid to market and sell GM-CSF in the Association of South East Asian Nations (ASEAN)
- Distribution agreement signed with Shanghai Shenglongda Ltd to market GM-CSF in China
- Five year deal signed with the Institute of Biochemistry and Cell Biology, in Shanghai, gives rights to commercialise novel IP and know-how

Dr Kim Tan, Chairman, commented:

"We continue to make considerable progress on the development, manufacture and commercialisation of our growing product portfolio. All budgeted expenditure is fully funded and we look forward to receiving our first revenues from sales in China over the next few months."

19 November 2001

ENQUIRIES:
GeneMedix plc **Tel: 01638 663 320**
Paul Edwards, Chief Executive

College Hill **Tel: 020 7457 2020**
Michael Padley
Clare Warren

Chairman's statement

In the first 9 months of the financial year, GeneMedix plc ("GeneMedix" or "the Company") has made considerable progress. We have continued to develop our range of generic biopharmaceuticals, significantly expanded the manufacturing base, and as a result have made great strides towards our aim of becoming a global pharmaceutical products company.

The business strategy is based upon the setting up of low-cost manufacturing plants using our proprietary high-yielding cell lines in fiscally attractive territories, such as Ireland, Malaysia and China. We are currently working with various regulatory authorities and setting up a distribution network to launch our products, firstly in China, followed by the ASEAN territories, India, South America and Eastern Europe. This is preparing the way to penetrate the larger and lucrative European market as and when it opens up to generic biopharmaceuticals.

Third quarter activity

In July 2001, we received marketing approval in China for our first product, GM-CSF (Granulocyte Macrophage-Colony Stimulating Factor), and we have now commenced commercial production of GM-CSF in our Shanghai facility. GM-CSF stimulates the production of white blood cells and is used for the treatment of cancer patients. During the third quarter, we continued to upgrade procedures and equipment at this facility as part of an on-going programme to achieve international GMP standards there.

Our development programmes for EPO (erythropoietin), Interferon alpha (Interferon-alpha-2b), and Insulin continued to achieve good results during the period, with additional clinical studies being commissioned next year on GM-CSF, EPO and Interferon alpha. As previously announced, we have already completed bioequivalence studies for EPO and Interferon alpha.

In Tullamore, Ireland, construction work on our mammalian cell facility for the production of EPO continued to progress well and we expect to be in commercial production in early 2003.

Post period developments

Since the period end we have signed two distribution deals and completed a five-year deal to access new technology from the Institute of Biochemistry and Cell Biology in Shanghai.

We have completed a marketing and distribution deal with Shanghai Shenglongda Ltd (SLD), and are making final preparations to launch our first product, GM-CSF, into the Chinese market under the GeneMedix brand name Neustim. We anticipate that initial sales will be made by the end of 2001.

We have also announced two separate agreements with Hovid SDN BhD ("Hovid"), one of Malaysia's leading pharmaceutical manufacturers. Hovid has a portfolio of over 100 ethical products and exports to over 30 countries worldwide.

Under a sales and distribution agreement, Hovid has been appointed exclusively to distribute, market and sell GeneMedix's products within Malaysia and other countries that make up the Association of South East Asian Nations (ASEAN). Hovid, working closely with GeneMedix, has commenced the design of a purpose built, state-of-the-art manufacturing facility, and will commence construction shortly. It is anticipated the first sales in the region from the plant will be in early 2003.

Under the manufacturing agreement, Hovid will perform vialling and packaging operations for the Company's first three products, GM-CSF, EPO and Interferon alpha, ultimately for the global market.

There are also continuing discussions taking place in a number of key territories to establish marketing agreements with significant pharmaceutical partners. The conclusion of these deals will help GeneMedix to establish a global network for the distribution of its products.

In late September, we signed a five-year agreement with the Shanghai Institute of Biochemistry and Cell Biology (IBCB), a leading institute of The Chinese Academy of Sciences. In return for a royalty stream, we have been granted the first right of refusal to the worldwide commercialisation rights (excluding China) of novel intellectual property and technology know-how, generated by the IBCB. We have long been impressed with the quality of the science in IBCB, and are excited about the potential that this deal gives us, especially in terms of a new non-generic product stream. In order to maximise the commercial potential of this deal, we are establishing a new business unit to focus specifically on the exploitation of the licensed products.

Adviser and management appointments

Due to the international focus that the Company is developing, it was felt by the board of directors that we needed to have a combined corporate adviser and broker that complemented this focus. It was for this reason that we entered into an engagement with Nomura International plc in early November. I would like to express, on behalf of the Board, our thanks for the help given to us by our former corporate adviser, Insinger English Trust, and our former brokers, Collins Stewart, during the early phase of the Company's development.

There has been a continuing strengthening of the head office team, with the appointment of Martin Comberbach as Director of Global Manufacturing. Martin has a PhD in biochemical engineering and has 17 years' international experience in large and small biotechnology companies. He was formerly Director of Manufacturing with Metris Therapeutics, where he was also responsible for re-focusing the company and raising additional funds from both UK and European investors. Prior to this he worked in Belgium with SmithKline Beecham Biologicals, developing manufacturing for paediatric and adult vaccines.

We are also pleased to announce the recruitment of Conor O'Dea as General Manager for our operations in Tullamore. Conor joined us from Q-One Biotech in Glasgow, where he was most recently Director of Manufacturing. He is a biochemist, with a masters degree in biotechnology, and has worked for the last eleven years in biotechnology companies in the USA, Ireland and Scotland, gaining valuable experience in biotechnology development, manufacturing and technology transfer.

Financial Review

The Group's retained loss for the 9 months ended 31 August 2001 was £945,822, after taking into account a charge for the amortisation of goodwill of £210,922, and a reduction in provision on the National Insurance payable on the Company's unapproved share option scheme of £68,791. Operating losses, excluding goodwill, were £1,441,087 for the 9 month period, which included running costs of our head office, eight months of operating expenses from our subsidiary in China and a small amount of non-capital expenditure in Ireland and Malaysia. All costs remain in line with expectations and our head office team of senior executives is now in place. We currently have a headcount of 16 full time and 2 part-time staff in the head office and 34 in China.

In the 9 months to 31 August 2001, we incurred £740,024 of expenditure on our development and clinical programmes, which has been capitalised in accordance with our accounting policy.

We received interest income on cash balances of £658,535 in the 9 months to 31 August 2001 and are looking forward to our first revenues out of China over the next few months.

We are investing heavily now in the EPO facility in Ireland, and anticipate that the total capital investment over the next 9 months will be in the region of £4.4 million. Group cash balances at the end of the period were £13,947,607.

Consolidated profit & loss account

	Notes	9 months to 31 August 2001	9 months 31 August 2000	12 months 30 2000
		£	£	£
Turnover		-	-	-
Cost of sales		-	-	-
Gross profit		-	-	-
Administrative expenses		(1,720,800)	(396,050)	(588,042)
National insurance contributions payable on unapproved share options		68,791	(504,298)	(345,234)
Operating loss		(1,652,009)	(900,348)	(933,276)
Investment income		658,535	36,292	87,648
Interest payable		(32,592)	-	-
Loss on ordinary activities before		(1,026,066)	(864,056)	(845,628)
Tax on loss on ordinary activities		-	-	-
Loss on ordinary activities after		(1,026,066)	(864,056)	(845,628)
Minority interests		80,244	-	-
Retained loss for the period		(945,822)	(864,056)	(845,628)
Loss per share – basic	4	(0.3p)	(0.3p)	(0.3p)
Loss per share – diluted	4	(0.3p)	(0.3p)	(0.3p)

All of the results relate to continuing operations.

Consolidated statement of total recognised gains and losses

	9 months to 31 August 2001 £	9 months to 31 August 2000 £	12 months to 30 November 2000 £
Retained loss for the period	(945,822)	(864,056)	(845,628)
Gain on foreign currency translation	71,297	-	-
Total gains and losses for the recognised	(874,525)	(864,056)	(845,628)

Consolidated balance sheet

	31 August 2001 £	31 August 2000 £	30 November 2000 £
Fixed assets			
Intangible fixed assets	1,018,584	33,333	311,893
Goodwill	4,483,480	-	-
Tangible fixed assets	2,986,411	61,780	83,418
Investment	221	300,000	-
	8,488,696	395,113	395,311
Current assets			
Stock	34,119	-	-
Debtors	422,279	88,676	482,894
Cash at bank and in hand	13,947,607	3,872,468	22,201,546
	14,404,005	3,961,144	22,684,440
Creditors: amounts falling due within one year	(511,504)	(108,525)	(487,393)
	13,892,501	3,852,619	22,197,047
Total assets less current liabilities	22,381,197	4,247,732	22,592,358
Creditors: amounts falling due after more than one year	(276,443)	(504,298)	(345,234)
Net assets	22,104,754	3,743,434	22,247,124
Share capital and reserves			
Called-up share capital	2,897,045	891,460	2,896,603
Share premium account	20,211,001	3,729,448	20,209,567
Profit and loss account	(1,733,571)	(877,474)	(859,046)
Equity shareholders' funds	21,374,475	3,743,434	22,247,124
Minority equity interests	730,279	-	-
Total capital employed	22,104,754	3,743,434	22,247,124

Consolidated cash flow statement

	Note	9 months 31 August 2001 £	9 months 31 August 2000 £	12 months 30 2000 £
Net cash outflow from operating	1	(1,826,488)	(779,698)	(1,006,492)
Returns on investments and servicing of finance		526,065	36,292	83,526
Capital expenditure and financial		(883,033)	(363,789)	(340,413)
Acquisitions and disposals		(6,072,934)	-	-
Cash outflow before management of liquid resources and financing		(8,256,390)	(1,107,195)	(1,263,379)
Management of liquid resources		(10,470,81	(3,859,583)	(3,350,000)
Financing		1,876	4,487,575	22,972,837
(Decrease)/increase in cash in period		(18,725,32	(479,203)	18,359,458

Notes to cashflow:

	9 months 31 August 2001 £	9 months 31 August 2000 £	12 months 30 2000 £
Reconciliation of operating loss to net cash outflow from operating activities			
Operating loss	(1,652,009)	(900,348)	(933,276)
Depreciation charge	121,761	2,009	12,445
Goodwill amortisation	210,922	-	-
Decrease in stock	(28,376)	-	-
Decrease/(increase) in debtors	81,878	(88,676)	(478,772)
(Decrease)/increase in creditors	(491,873)	(296,981)	47,877
Increase/ (decrease) in provision (NIC payable on share options)	(68,791)	504,298	345,234
Net cash outflow from operating activities	(1,826,488)	(779,698)	(1,006,492)

Notes

1. This statement includes the results of the Company and its subsidiary, Shanghai GeneMedix Biotechnology Company Ltd, and has been prepared using the same accounting policies as the statutory accounts for the year ended 30 November 2000.

2. The interim figures to 31 August 2001 are unaudited. The comparative figures for the year ended 30 November 2000 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2000 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. The interim report should be read in conjunction with the statutory accounts for the year ended 30 November 2000.

3. We were unable to pay a dividend in the period.

4. The basic earnings per share is calculated on the Group retained loss of £945,822 and on a weighted average of 289,704,502 ordinary shares. There is no dilutive effect in respect of share options issued under the Employee Share Option scheme

Copies of this statement are available on the company website
www.genemedix.com



GeneMedix **press release**

GeneMedix plc

Interim Results for the six months to 31 May 2001

GeneMedix plc, the UK biopharmaceutical company with operations in Asia and with joint London/Singapore Stock Exchange listings, announces results for the 6 months to 31 May 2001. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology.

Key highlights for the period include:

- Commercial production of GM-CSF commenced in China
- Construction commenced on new complementary plant in Ireland
- Malaysian subsidiary established
- Management and marketing teams further strengthened
- Operating loss of £1,134,477 for the period, in line with expectations
- Strong balance sheet, cash reserves £15,279,275

Dr Kim Tan, Chairman commented:

"In the first six months of the financial year, GeneMedix plc has made steady progress in developing its portfolio of generic biopharmaceutical products. The Company has established a manufacturing base in China, commenced construction of a second facility in Ireland, and started commercial production in China of its initial product. We are on target to become a global pharmaceutical products company."

21 August 2001

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663 320**
Paul Edwards, Chief Executive

College Hill — **Tel: 020 7457 2020**
Michael Padley
Clare Warren

Chairman's statement

In the first six months of the financial year, GeneMedix plc has made steady progress in developing its portfolio of generic biopharmaceutical products. The Company has established a manufacturing base in China, commenced construction of a second facility in Ireland, and started commercial production in China of its initial product. We are on target to become a global pharmaceutical products company.

We have commenced commercial production, at our Chinese facility, of GM-CSF, used in the treatment of patients with a low white blood cell count, and are in the process of upgrading procedures and equipment with the goal of achieving international GMP standards early next year. We have received product approval for the 150μg presentation, and the supplementary regulatory approval for the other presentations and the price approval process are expected to be completed within the next few months. The pre-launch activities have been gathering momentum, with the appointment of a Director of Sales and Marketing in China and the establishment of a marketing team with significant experience within western pharmaceutical companies in China. In addition, advanced discussions are taking place with our Chinese distributors regarding the marketing of the product.

We have completed bioequivalence trials for EPO and Interferon-alpha-2b, and the development programmes for EPO, Interferon-alpha-2b and Insulin, as well as for EGF in China, are all well advanced.

In May the Company announced approval from the Investment and Development Agency (IDA) Ireland to set up a facility at Tullamore, County Offaly, for the manufacture of EPO. The conceptual design study is complete, contractors have been appointed and construction started. It is anticipated that commercial production will have commenced within 18 months. This plant will be complementary to the Chinese facility, both of which will manufacture to GMP standards.

A subsidiary to GeneMedix, named GeneMedix Biotech Malaysia Sdn Bhd has been set up in Malaysia and we have submitted preliminary filing for our products there. This is the first stage in our penetration into ASEAN territories and there are also continuing discussions taking place to establish marketing agreements with significant local partners in a number of other territories.

We have also continued to strengthen the Head Office team, with the appointment of Paul Jennings as Quality Director. Paul has had nineteen years of international quality management with Aventis Pharma International (formerly RPR and May & Baker).

Finance Review

The Group retained loss for the 6 months ended 31 May 2001 of £629,380, after a charge for the amortisation of goodwill of £131,826, was in line with expectations. Operating losses were £1,134,477 for the period, which included the running costs of our Head Office and five months of operating expenses from our subsidiary in China. All costs are in line with forecasts. So far this year we have received interest income on cash balances of £488,032.

We have now completed the acquisition of our manufacturing facility in China for cash. £670,000 of deferred consideration was not paid until the beginning of June. The forecast total capital investment in Ireland over the next 12 months will be £4.4 million, which we shall meet from existing resources.

Group cash balances at the end of the period were £15,279,275. During the first six months we capitalised £325,709 of development expenditure, in keeping with our accounting policy.

Summary

The Board is pleased with the steady progress made to date.

The plant in Ireland will offer a complementary range of products and is an essential element in our drive to become a global pharmaceutical player. We look forward to continuing the implementation of our strategy and ongoing development of our product range.

Consolidated profit and loss account

For the six months ended 31st May 2001

	6 months to 31 May 2001 £	6 months to 31 May 2000 £	12 months to 30 November 2000 £
Turnover	-	-	-
Cost of sales	-	-	-
Gross profit	-	-	-
Administrative expenses	(1,108,635)	(173,063)	(588,042)
National insurance contributions payable on unapproved share options	(25,842)	(199,649)	(345,234)
Operating loss	(1,134,477)	(372,712)	(933,276)
Investment income	488,032	21,450	87,648
Interest payable	(33,361)	-	-
Loss on ordinary activities before taxation	(679,806)	(351,262)	(845,628)
Tax on loss on ordinary activities	-	-	-
Loss on ordinary activities after taxation	(679,806)	(351,262)	(845,628)
Minority interests	50,426	-	-
Retained loss for the period	(629,380)	(351,262)	(845,628)
Loss per share – basic	(0.2p)	(0.1p)	(0.3p)
Loss per share – diluted	(0.2p)	(0.1p)	(0.3p)

All of the results relate to continuing operations.

Consolidated statement of total recognised gains and losses
For the six months to 31st May 2001

	6 months to 31 May 2001 £	6 months to 31 May 2000 £	12 months to 30 November 2000 £
Retained loss for the period	(629,380)	(351,262)	(845,628)
Gain on foreign currency translation	128,669	-	-
Total gains and losses for the recognised period	(500,711)	(351,262)	(845,628)

Consolidated balance sheet
As at 31st May 2001

	31 May 2001	31 May 2000	30 November 2000
	£	£	£
Fixed assets			
Goodwill	4,613,909	-	-
Intangible fixed assets	729,954	33,333	311,893
Tangible fixed assets	2,863,675	3,013	83,418
Investment	227	-	-
	8,207,765	36,346	395,311
Current assets			
Stock	24,873	-	-
Debtors	498,585	23,539	482,894
Cash at bank and in hand	15,279,275	1,110,441	22,201,546
	15,802,733	1,133,980	22,684,440
Creditors: amounts falling due within one year	(1,111,909)	(83,949)	(487,393)
	14,690,824	1,050,031	22,197,047
Total assets less current liabilities	22,898,589	1,086,377	22,592,358
Creditors: amounts falling due after more than one year	(371,076)	(199,649)	(345,234)
Net assets	22,527,513	886,728	22,247,124
Share capital and reserves			
Called-up share capital	2,897,045	874,610	2,896,603
Share premium account	20,211,001	376,798	20,209,567
Profit and loss account	(1,359,756)	(364,680)	(859,046)
Equity shareholders' funds	21,748,290	886,728	22,247,124
Minority equity interests	779,223	-	-
Total capital employed	22,527,513	886,728	22,247,124

Consolidated cash flow statement

For the six months ended 31st May 2001

	Notes	31 May 2001	31 May 2000	30 November 2000
		£	£	£
Net cash outflow from operating activities	1	(864,411)	(117,907)	(1,006,492)
Returns on investments and servicing of finance		148,691	21,450	83,526
Capital expenditure and financial investment		(488,858)	(3,265)	(340,413)
Acquisitions and disposals		(5,720,606)	-	-
Cash outflow before management of liquid resources and financing		(6,925,184)	(99,722)	(1,263,379)
Management of liquid resources		(11,035,315)	-	(3,350,000)
Financing		1,876	718,075	22,972,837
(Decrease)/increase in cash in period		(17,958,623)	618,353	18,359,458

Note to cash flow statement

	31 May 2001	31 May 2000	30 November 2000
	£	£	£
1. Reconciliation of operating loss to net cash outflow from operating activities			
Operating loss	(1,134,477)	(372,712)	(933,276)
Depreciation charge	52,620	252	12,445
Goodwill Amortisation	131,826	-	-
Decrease in stock	(18,994)	-	-
Decrease/(increase) in debtors	546,588	(23,539)	(478,772)
(Decrease)/increase in creditors	(426,909)	78,443	47,877
Increase in provision (NIC payable on unapproved share options	25,842	199,649	345,234
Exchange loss	(40,907)	-	-
Net cash outflow from operating activities	(864,411)	(117,907)	(1,006,492)

Notes

1. This statement includes the results of the Company and its subsidiary, Shanghai GeneMedix Biotechnology Company Ltd and has been prepared using the same accounting policies as the statutory accounts for the year ended 30 November 2000.

2. The interim figures to 31 May 2001 are unaudited. The interim figures to 31 May 2000 were audited for the purposes of the Listing Particulars of GeneMedix plc dated 24 November 2000. The comparative figures for the year ended 30th November 2000 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30th November 2000 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. The interim report should be read in conjunction with the statutory accounts for the year ended 30th November 2000.

3. We were unable to pay a dividend in the period.

4. The basic earnings per share is calculated on the Group retained loss of £629,380 and on a weighted average of 289,660,552 ordinary shares. There is no dilutive effect in respect of share options issued under the Employee Share Option scheme.

5. Copies of the Interim Statement will be sent to all shareholders shortly and are available to the public from the Group's head office – Waterwitch House, Exeter Road, Newmarket, Suffolk, CB8 8RX.

Advisors

Directors	Dr Kim S Tan	(Chairman and Non-Executive Director)
	Mr Paul Edwards	(Chief Executive Officer)
	Mr Julian Attfield	(Chief Financial Officer)
	Dr Hong-Hoi Ting	(Director Asia)
	Mr Gordon Mylchreest	(Non-Executive Director)
	Mr Fong Kwok Jen	(Non-Executive Director)
Secretary and registered office	Julian Attfield 42 – 46 High Street Esher Surrey KT10 9QY	
Registered number	03467317	
Sponsors UK	Insinger English Trust Limited 44 Worship Street London EC2A 2JT	
Sponsors Singapore	Overseas Union Bank 1 Raffles Place OUB Centre Singapore 048616	
Nominated Brokers	Collins Stewart Limited 9th Floor 88 Wood Street London EC2V 7QR	
Auditors	Arthur Andersen Abbots House Abbey Street Reading RG1 3BD	
Solicitors	CMS Cameron McKenna Mitre House 160 Aldersgate Street London EC1A 4DD	



press release

GeneMedix plc

Results for Quarter ended 28 February 2001

GeneMedix plc, the UK generic biopharmaceutical company with operations in Asia and with joint London and Singapore Stock Exchange listings, announces results for the 3 months to 28 February 2001. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology.

Key highlights for the period:

- Results in line with expectations
- Formal completion of the acquisition of 75% of the Shanghai Dongxin Biotechnology Company from ShenglongDa, the commercialisation arm of the Shanghai Institute of Biochemistry (now called Institute of Biochemistry and Cell Biology)
- Bioequivalence studies for both EPO and Interferon-alpha-2b completed
- Human insulin development programme and process development for EGF in China both well advanced
- Commercial manufacture of GM-CSF commenced for launch into China in next few months

Dr Kim Tan, Chairman commented:

"The expenditure in the quarter reflects the increased process development activity and the commencement of commercial production in the Shanghai manufacturing plant.

We remain confident that our commercial plans to establish marketing agreements in territories outside China are progressing well, and are therefore optimistic that our vision to create a high-quality biopharmaceutical products company is on track."

17 May 2001

Enquiries:

GeneMedix plc **Tel: 01638 663320**
Paul Edwards, Chief Executive

College Hill **Tel: 020 74572020**
Michael Padley / Nicholas Nelson

Chairman's statement
For the 3 months ended 28 February 2001

The loss reported for the three months ended 28 February 2001 was in line with the Board's expectations. The Company continues to meet the objectives set out in its business plan. The expenditure in the quarter reflects the increased process development activity and the commencement of commercial production in the Shanghai manufacturing plant.

During this period, we received a business licence from the Shanghai Foreign Economics and Trade Committee, completing the acquisition of 75% of the shares in Shanghai Dongxin Biotechnology Company Limited, now renamed the Shanghai GeneMedix Biotechnology Company Ltd (SGB). In January we appointed Thomas Cheng, formerly General Manager with Messer Donghai, as General Manager of SGB. The facility is now in commercial manufacture of GM-CSF, and we are putting in place a distribution network, with which GeneMedix expects to launch product into the Chinese market during the next few months.

The development programmes for EPO and Interferon-alpha-2b are progressing well, with bioequivalence studies completed for both products. We are underway with our development programme for human insulin, and have made progress with the programme for epidermal growth factor (EGF) in China. We are also currently on track with our plans for the construction of a second manufacturing plant.

We remain confident that our commercial plans to establish marketing agreements in territories outside China are progressing well, and are therefore optimistic that our vision to create a high-quality biopharmaceutical products company is on track.

Finance Review

The group retained loss for the 3 months ended 28 February 2001 was £168,094, after a charge for the amortisation of goodwill of £52,730. Operating losses were £449,981 for the period, which included the running costs of our head office and two months of operating expenses from our subsidiary in China.

We received interest income on cash balances of £275,194, and had small amounts of interest payable on loans in China, which have now been settled in full.

In addition we incurred £134,945 of development expenditure, which has been capitalised in keeping with our accounting policy. The acquisition of SGB for a total cash consideration of £5,611,147, of which £723,300 was deferred, was completed during the period, and we made a further capital contribution into the subsidiary of £1,494,865 to fund and develop commercial production.

Kim Tan
Chairman

17 May 2001

Consolidated profit & loss account

For the 3 months ended 28 February 2001

	3 months to 28 February 2001 £	3 months to 28 February 2000 £	12 months to 30 November 2000 £
Turnover	-	-	-
Cost of sales	-	-	-
Gross profit	-	-	-
Administrative expenses	(440,758)	(44,617)	(588,042)
National insurance contributions payable on unapproved share options	(9,223)	-	(345,234)
Operating loss	(449,981)	(44,617)	(933,276)
Investment income	275,194	-	87,648
Interest payable	(9,452)	-	-
Loss on ordinary activities before taxation	(184,239)	(44,617)	(845,628)
Tax on loss on ordinary activities	-	-	-
Loss on ordinary activities after taxation	(184,239)	(44,617)	(845,628)
Minority interests	16,145	-	-
Retained loss for the period	(168,094)	(44,617)	(845,628)
Loss per share – basic	(0.06p)	(0.02p)	(0.3p)
Loss per share – diluted	(0.06p)	(0.02p)	(0.3p)

All of the results relate to continuing operations.

Consolidated statement of total recognised gains and losses

For the 3 months to 28 February 2001

	3 months to 28 February 2001	3 months to 28 February 2000	12 months to 30 November 2000
	£	£	£
Retained loss for the period	(168,094)	(44,617)	(845,628)
Gain on foreign currency translation	84,931	-	-
Total gains and losses for the recognised period	(83,163)	(44,617)	(845,628)

Notes:

1. The quarterly figures to 28 February 2001 and 28 February 2000 are unaudited. The comparative figures for the year ended 30 November 2000 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2000 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. The quarterly report should be read in conjunction with the statutory accounts for the year ended 30 November 2000.

2. The Company were unable to pay a dividend in the period.

3. Further copies of this report are available from the Group's head office:

   Waterwitch House, Exeter Road, Newmarket, Suffolk,CB8 8RX.

Consolidated balance sheet
For the 3 months to 28 February 2001

	As at 28 February 2001	As at 28 February 2000	As at 30 November 2000
	£	£	£
Fixed assets			
Intangible fixed assets	5,139,843	33,333	311,893
Tangible fixed assets	2,793,957	2,577	83,418
Investment	223	-	-
	7,934,023	35,910	395,311
Current assets			
Stock	5,212	-	-
Debtors	354,597	9,652	482,894
Cash at bank and in hand	16,133,706	1,164,024	22,201,546
	16,493,515	1,173,676	22,684,440
Creditors: amounts falling due within one year	(1,110,197)	(16,213)	(487,393)
	15,383,318	1,157,463	22,197,047
Total assets less current liabilities	23,317,341	1,193,373	22,592,358
Creditors: amounts falling due after more than one year	(354,456)	-	(345,234)
Net assets	22,962,885	1,193,373	22,247,124
Share capital and reserves			
Called-up share capital	2,896,603	874,610	2,896,603
Share premium account	20,209,567	376,798	20,209,567
Profit and loss account	(942,209)	(58,035)	(859,046)
Equity shareholders' funds	22,163,961	1,193,373	22,247,124
Minority equity interests	798,924	-	-
Total capital employed	22,962,885	1,193,373	22,247,124

Consolidated cash flow statement

For the 3 months ended 28 February 2001

	3 months to 28 February 2001 £	3 months to 28 February 2000 £	12 months to 30 November 2000 £
Net cash outflow from operating activities	(273,753)	(43,562)	(1,006,492)
Returns on investments and servicing of finance	95,535	-	83,526
Capital expenditure and financial investment	(185,355)	-	(340,413)
Acquisitions and disposals	(4,868,132)	(2,577)	-
Cash outflow before management of liquid resources and financing	(5,231,705)	(46,139)	(1,263,379)
Management of liquid resources	(12,050,000)	-	(3,350,000)
Financing	(836,820)	718,075	22,972,837
(Decrease)/increase in cash in period	(18,118,525)	671,936	18,359,458

Notes:

	3 months to 28 February 2001 £	3 months to 28 February 2000 £	12 months to 30 November 2000 £
1. Reconciliation of operating loss to net cash outflow from operating activities			
Operating loss	(449,981)	(44,617)	(933,276)
Depreciation charge	19,403	-	12,445
Goodwill Amortisation	52,730	-	-
Decrease in stock	564	-	-
Decrease/(increase) in debtors	151,373	(9,652)	(478,772)
(Decrease)/increase in creditors	(16,697)	10,707	47,877
Increase in provision (NIC payable on share options)	9,222	-	345,234
Exchange loss	(40,367)	-	-
Net cash outflow from operating activities	(273,753)	(43,562)	(1,006,492)





GeneMedix **press release**

GeneMedix plc

Preliminary Results for the year ended 30 November 2000

GeneMedix plc, the UK biogeneric pharmaceutical company with operations in Asia and with joint London/Singapore Stock Exchange listings, announces results for the 12 months to 30 November 2000. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology.

Key highlights for the period include:

- On course to meet stated objectives of 7 products in commercial production within 5-6 years, with GM-CSF in production by end Q2 2001 and EPO and Interferon-alpha 2b by end 2002
- Acquisition of 75% of the Shanghai Dongxin Biotechnology company from ShenglongDa, the commercialisation arm of the Shanghai Institute of Biochemistry
- Admission to the Official List of the London Stock Exchange and the first life science company to list on the Singapore Stock Exchange
- Cash burn and net loss for the year in line with expectations; sufficient working capital available to implement business plan
- Board of Directors and management team strengthened

Dr Kim Tan, Chairman, commented:

"We view the year ahead with optimism as roll-out of the products commences and we move closer to our vision of a high quality global biopharmaceutical products company. I am excited to be involved with a company that has the potential to create real value for shareholders whilst bringing affordable medicines to patient populations that have, until now, remained untreated."

Paul Edwards MBE, Chief Executive, commented:

"The past 12 months has been a period of intense evolution for GeneMedix. The move to the London and Singapore Stock Exchanges places us on secure foundations and our joint venture with the Shanghai Institute of Biotechnology puts the Company in a unique position through providing exclusive access to its considerable resources and modern, high quality manufacturing facilities.

"Preparations for the launch of our first product in China, GM-CSF are at an advanced stage and positive progress is being made with our other products."

16 February 2001

Enquiries:

GeneMedix plc **Tel: 01638 663 320**
Paul Edwards, Chief Executive
College Hill **Tel: 020 7457 2020**
Michael Padley / Nicholas Nelson

GeneMedix plc

Preliminary Statement of Results for the Year Ended 30 November 2000

Chairman's Report

GeneMedix has undergone a period of rapid development during this financial year. This has included three separate rounds of fund raising, commencement of trading on London's OFEX (from January to November), and most recently a dual listing on the London Stock Exchange on 30 November and the Singapore Stock Exchange (SGX) on 1 December. GeneMedix is the first life science company to list on the SGX, an event that has created considerable interest in South-East Asia.

During the year, we have recruited a strong and experienced team of senior managers, extended the Board of Directors, negotiated the acquisition of a manufacturing company in Shanghai, moved into new premises in Newmarket, Suffolk and progressed the development of no fewer than 5 products.

Our preliminary results show that the cash burn has been in line with expectations, and reflects the Company's ethos of utilising our cash resources prudently.

At the time of the listing we set out a detailed business plan. It involved commercial production of our first product, GM-CSF, out of a facility in China by the end of the first half of 2001. This was to be followed by the manufacture of EPO and Interferon-alpha 2b by the end of 2002, following the construction or acquisition of additional manufacturing capacity, and the upgrading of the Shanghai facility to international pharmaceutical standards. Initial distribution of these products was to be into China, ASEAN territories, India and Eastern Europe.

The stated longer-term strategy was to have all 7 products in our portfolio manufactured to international pharmaceutical standards and commercially available within a 5-6 year time frame, to coincide with the loss of patent protection by the branded products in the Western European markets. This would allow GeneMedix, rapidly thereafter, to address these markets, by commencing the process of regulatory approvals and the establishment of marketing collaborations.

Though it is still early days, we are well on course with the implementation of our plan. We announced, in January 2001, the acquisition of 75% of the shares in Shanghai Dongxin Biotechnology Company Limited (SDB) from ShenglongDa, the commercialisation arm of the Shanghai Institute of Biochemistry. The new equity joint venture was named Shanghai Genemedix Biotechnology Company Ltd (SGB). The total purchase price was £5.3 million, with a further capital contribution of £1.4 million to be made into the joint venture. The acquisition of this company provides us with a modern high quality manufacturing facility, equipped with sterile manufacturing facilities for the production of GM-CSF and Epidermal Growth Factor (EGF) to Chinese GMP standards. Planned additional investment will allow us to upgrade the facility to meet with

international pharmaceutical standards, and provide an additional process stream for the production of Interferon-alpha 2b.

Preparations for the GM-CSF launch in China are currently at an advanced stage, as are those for the construction of a second manufacturing plant. Positive progress has also been made in the bioequivalence studies and product development for EPO and Interferon-alpha 2b. The process development is under way for the manufacture of Insulin and the programme to develop EGF in China is also progressing well. We are also confident that the coming year will see us establish marketing agreements that will broaden our markets into India, the ASEAN territories and Eastern Europe.

The Board was expanded during the year with the additions of Mr Paul Edwards as Chief Executive in December 1999, Mr Gordon Mylchreest as Non-Executive Director in January 2000, and Mr Julian Attfield as Chief Financial Officer and Mr. Fong Kwok Jen as Non-Executive Director (Singapore), both in October 2000.

A strong UK management team has also been assembled during the year with broad industry experience. Tony Gasson joined us early in the year as Technical Director and is now resident in Shanghai. John Greenwood followed as Head of Regulatory Affairs along with Richard Barker, as Head of Process Development. In July they were joined by Jackie Turnbull as Head of Business Development and Sue Buchanan as Director of Marketing in December 2000.There are now 10 UK staff with an additional 30 employees based at the Shanghai manufacturing facility.

We view the year ahead with much optimism and excitement as we begin to roll out our products into the market place and progress our vision to create a high quality global biopharmaceutical products company. We also feel very privileged to be involved in a Company that not only has the potential to create real value for our shareholders, but also has the ability to bring affordable medicines to patient populations that have, until now, remained untreated.

Financial Highlights

There has been rapid financial development at the Company during the year.

In December 1999 and January 2000 we raised £1.12 million of private funding and had our shares admitted to trading on OFEX, the off exchange market in London. This valued the company at £11 million. The ordinary shares of £1 each were sub-divided into 100 Ordinary Shares of 1p each. And we had a bonus issue of 4.9 new shares for every existing share. We raised an additional £3.36 million from private and institutional investors in July 2000 at which time we had a market capitalisation of £178 million. There was a small issue of 5,000 shares under the Company unapproved share option plan, before a further bonus issue of 2 new shares for every old share took place in October 2000.

In November 2000 we placed 14.4 million shares in London and 7.8 million in Singapore at £0.90, raising £20 million (£18.5 million after expenses) and achieving a full listing on the London Stock Exchange on 30 November and in Singapore on 1 December 2000. The market capitalisation at admission was £261 million. We were one of the few companies to float successfully at this time of adverse market conditions in the technology sectors.

Results of Operations

A net loss for the year of £845,628 or 0.3p per share was in line with expectations. All expenditure incurred related to the setting up of the infrastructure of our manufacturing and distribution strategy. Included in this loss is £345,233 relating to the build up of a provision for employer's National Insurance Contributions on the Company's share option plan in accordance with current accounting practice. As long as it is material, the on-going effects on our results of the movement in this provision will continue to be highlighted separately, as it is a direct result of our policy to motivate and retain key employees rather than being a direct part of our manufacturing strategy.

In addition we spent £278,560 on the process development and clinical studies of EPO and Interferon- alpha 2b, which we aim to have in commercial production by the end of 2002. These costs are capitalised in line with Company policy.

Since its incorporation in November 1997 the Company has not generated any sales revenue. There had been no significant expenses incurred in the period to 30 November 1999.

The Directors continue to be of the belief that, with the net proceeds from the Initial Public Offering, we have sufficient working capital to implement the business plan as set out in our prospectus of 24 November 2000.

Treasury policies and significant treasury transactions are reviewed and approved by the Board. The Company's aim is to secure returns in line with prevailing market rates while minimising the risk of adverse foreign currency movements.

We were also pleased to appoint Mrs Sue Mason, a qualified Accountant and fluent Mandarin speaker, as Group Financial Controller. She has already been a key figure in the development of a system of internal financial control in China.

Profit and Loss Account
For the Year Ended 30 November 2000

	2000 £	1999 £
Turnover	-	-
Cost of sales	-	-
Gross profit	-	-
Administrative expenses	(588,042)	(13,923)
NIC payable on unapproved options	(345,234)	
Operating loss	(933,276)	(13,923)
Finance income	87,648	505
Loss on ordinary activities before taxation	(845,628)	(13,418)
Tax on loss on ordinary activities	-	-
Loss on ordinary activities after taxation, being retained loss for the year	(845,628)	(13,418)
Loss per share – basic and fully diluted	(0.3p)	(0.01p)

There are no recognised gains or losses in the current or prior periods other than those included in the profit and loss account.

The Directors are unable to recommend any dividend for the year (1999 – Nil).

Balance Sheet
At 30 November 2000

	2000 £	1999 £
Fixed assets		
Intangible assets	311,893	33,333
Tangible assets	83,418	-
	395,311	33,333
Current assets		
Debtors	482,894	-
Cash at bank and in hand	22,201,546	492,088
	22,684,440	492,088
Creditors: amounts falling due within one year	(487,393)	(405,506)
Net current assets	22,197,047	86,582
Total assets less current liabilities	22,592,358	119,915
Provisions for liabilities and charges	(345,234)	-
Net assets	22,247,124	119,915
Share capital and reserves		
Called-up share capital	2,896,603	133,333
Share premium account	20,209,567	-
Profit and loss account	(859,046)	(13,418)
Equity shareholders' funds	22,247,124	119,915

Cash Flow Statement
For the Year Ended 30 November 2000

	2000	1999
	£	£
Net cash outflow from operating activities	(1,006,492)	(8,417)
Returns on investments and servicing of finance	83,526	505
Capital expenditure	(340,413)	-
Cash outflow before management of liquid resources and financing	(1,263,379)	(7,912)
Management of liquid resources	(3,350,000)	-
Financing	22,972,837	499,998
Increase in cash in the year	18,359,458	492,086

Accounting policies

This financial information has been prepared on a basis consistent with the accounting policies set out in the prospectus issued on 24 November 2000.

Financial Statements

The preceding information does not constitute the Company's statutory financial statements for the year ended 30 November 2000 within the meaning of section 240 of the Companies Act 1985 but is derived from those financial statements. Statutory accounts for the previous financial year ended 30 November 1999 have been delivered to the Registrar of Companies. The auditors report on those accounts was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

The auditors have not reported on accounts for the year ended 30 November 2000, nor have any accounts been delivered to the Registrar of Companies. This will occur after the Company's Annual General Meeting.

The preliminary announcement was approved by the Board on 15 February 2001.



GeneMedix **press release**

Interim Results

26 July 2000

GeneMedix plc (GMX), the biogeneric pharmaceutical company setting up operations in Asia, announces its results for the six months to 31 May 2000. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology.

Key highlights for the period include:

- Performance in line with expectations
- Key management appointed
- Work progressing well on the Company's three lead products, initial production Q1 2001
- The granting of an exclusive worldwide licence to the US biotechnology company, TranXenoGen Inc for use of its novel insulin precursor gene in transgenic applications
- Admission to OFEX and £1.2 funding raising, in January
- Letter of Intent to acquire 75% of Shanghai Dongxin Biotechnology Co Ltd - a Chinese biopharmaceutical manufacturing company

Post period: Placing to raise £3.3 million.

Interim Results GeneMedix CEO, Paul Edwards, commented:
"*The Company has come along way since inception and we are on track to commence initial production in early 2001. The management team is in place and the recently announced deal to acquire manufacturing facilities, close to our research base at the Shanghai Institute of Biochemistry, will give us our own production facilities.*
"*We look to the future with confidence and the proposed move to the Full List will further enhance the status of GeneMedix.*"

INTERIM REPORT

CHAIRMAN'S STATEMENT - The performance for the three month period, ending 31st May 2000, was in line with the Company's expectations. During this period, the Company signed a Letter of Intent with Shanghai ShengLongDa

Biotech (Group) Ltd, to purchase 75% of the ordinary shares in Shanghai Dongxin Biotechnology Co Ltd, a Chinese biopharmaceutical manufacturing company. The consideration for this acquisition has been agreed as £6.5 million, which may be paid wholly in cash, or part in shares at the vendor's discretion. The acquisition is expected to be completed by August / September 2000.

GeneMedix also continued to strengthen its senior management team, attracting experienced pharmaceutical executives into the Company with the following key management appointments having been made; Richard Barker (formerly Axis Genetics and Genzyme) as Head of Development, John Greenwood (formerly Protherics and CAMR) as Head of Quality and Regulatory Affairs and Jackie Turnbull (formerly PA Consulting and Novo Nordisk) as Head of Business Development.

Work is progressing well on the development and bioequivalence studies on the Company's three lead products: Erythropoetin, for increasing red blood cells, alpha-interferon for the treatment of hepatitis and GM-CSF, for increasing the white blood cell count in patients undergoing cancer treatment. We anticipate commencing the manufacture of GM-CSF in Q1 2001, being followed by alpha interferon and Erythropoetin in Q4 2001.

We are pleased to report that the placing, after the period ended, of 1,680,000 new ordinary shares at £2 per share raising approximately £3.3 million (net of expenses) was well received, particularly by new investors in Singapore. The funds raised will be used to accelerate the expansion of the Company's operations.

K. Tan - Chairman

EDITORS' NOTE

GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology. The Company will focus on high-value biotechnology drugs that are either unpatented in certain geographical areas with high market potential and/or are coming off patent in the next 2-5 years. Manufacturing and distribution of these products will be carried out by joint-venture companies in Asia.

Profit and Loss Account	3 months to 31 May 2000	6 months to 31 May 2000
	£	£
Turnover	--	--
Development costs	(72,209)	(80,498)
Gross Loss	(72,209)	(80,498)
Administrative expenses	(44,910)	(81,238)

Loss on ordinary activities	(117,119)	(161,736)
Interest income	21,450	21,450
Loss on ordinary activities before taxation	(95,669)	(140,286)
Tax on loss on ordinary activities	--	--
Loss on ordinary activities after tax being retained loss for the period	(95,669)	(140,286)
Loss per share - basic and diluted	(1.86p)	(2.73p)

All of the results relate to continuing operations. There were no recognised gains and losses, other than the loss shown for the period, and therefore a statement of total recognised gains and losses has not been included in these accounts.

Notes

The quarterly and six monthly figures to 31 May 2000 are unaudited and do not comprise statutory accounts. The figures have been reviewed by Arthur Andersen, the company's auditors.

Dividends were not paid in the period reported upon and no dividend is proposed.

Copies of this announcement are being posted to shareholders.

Balance Sheet As at 31 May 2000

	31 May 2000
	£
Fixed assets	
Intangible assets	33,333
Tangible assets	3,013
	36,346
Current assets	
Debtors	21,488
Cash at bank and in hand	1,110,441
	1,131,929
Creditors: Amounts falling due within one year	(70,571)
Total current assets less current liabilities	1,061,358
Creditors: Amounts falling due after more than one year	--
Net assets	1,097,704
Share capital and reserves	
Called-up share capital	874,610
Share premium account	376,798
Profit and loss account	(153,704)
Equity shareholders' funds	1,097,704

Cash Flow Statement

	3 months to 31 May 2000	6 months to 31 May 2000
	£	£
Net cash outflow from operating activities	(74,345)	(117,907)
Acquisitions and disposals	(688)	(3,265)
Returns on investment	21,450	21,450
Cash outflow before financing	(53,583)	(99,722)
Financing	--	718,075
Decrease/increase in cash for the quarter	53,583	618,353

Notes: 1. Reconciliation of operating loss to net cash outflow from operating activities

	3 months to 31 May 2000	6 months to 31 May 2000
	£	£
Loss before taxation	(117,119)	(161,736)
Add: Depreciation	252	252
	(116,867)	(161,484)
Increase in debtors	(11,836)	(21,488)
Increase in creditors	54,358	65,065
Net cash outflow from operating activities	(74,345)	(117,907)

Independent Review Report to GeneMedix Plc

Introduction

We have been instructed by the company to review the financial information set out on pages 3 to 5 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the OFEX Code of Best Practice ("the Code") and applicable United Kingdom accounting standards. The Code requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued in the United Kingdom by the Auditing Practices Board and with our profession's ethical guidance. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the period ended 31 May 2000.

Arthur Andersen

Chartered Accountants and Registered Auditors

Abbots House, Abbey Street, Reading, Berkshire RG1 3BD



GeneMedix **press release**

First Quarter Trading

14 April 2000

GeneMedix plc (GMX), a biogeneric pharmaceutical company setting up operations in Asia, announces its results for the three months to 29 January 2000. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology.

The performance for the three month period was in line with the Company's expectations. During this quarter, the Company focussed on the completion of its first global licensing deal with TranXenoGen Inc, which was announced on 1 March, as well as strengthening the Board and Senior Management team, and progressing the development of its two lead products. During the period, the company also raised £1,118,075 in additional funding.

Key highlights include:

- Raising £1,118,057 in additional funding, and admission to OFEX
- The granting of an exclusive worldwide licence to the US biotechnology company, TranXenoGen Inc for use of its novel insulin precursor gene in transgenic applications. Under the terms of the agreement, GeneMedix will receive US$6M in milestone payments, plus royalties on worldwide sales of the insulin product.
- Paul Edwards MBE, the former VP and General Manager of Genzyme Corporation's UK Operations and current Chairman of the UK BioIndustry Association's Manufacturing Committee, was appointed Chief Executive Officer. Other key appointments included that of Tony Gasson (formerly Wellcome and CAMR) as Operations Director, and Gordon Mylchreest (former General Manager, CIGNA Direct Marketing and Credit Insurance) as a non-executive Director.
- Work on the development and bioequivalence studies on the Company's two lead products; Erythropoetin, for increasing red blood cells and alpha-interferon, for the treatment of hepatitis; is on schedule and within budget.

GeneMedix CEO, Paul Edwards, commented: "*We have made significant progress in a short space of time. We have exciting technology under development and the deal with TranXenoGen confirms the potential of the*

Company. We expect to announce further deals in the not too distant future. Overall, things are progressing well and we look to the future with confidence."

Independent review report to GeneMedix Plc

(by Arthur Anderson - Chartered Accountants and Registered Auditors)

We have been instructed by the company to review the financial information and we have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the quarterly report in accordance with the OFEX Code of Best Practice ("the Code") and applicable United Kingdom accounting standards. The Code requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued in the United Kingdom by the Auditing Practices Board and with our profession's ethical guidance. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion - On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the quarter ended 29 February 2000.

	3 months to 29th Feb 2000
	£
Turnover	--
Development Costs	(8,289)
Gross loss	(8,289)
Administrative expenses	(36,327)
Loss on ordinary activities before taxation	(44,617)
Tax on loss on ordinary activities	--
Loss on ordinary activities after tax being retained loss for the period	(44,617)
Loss per share - basic and diluted	(0.09p)

All of the results relate to continuing operations.

There were no recognised gains and losses, other than the loss shown for the quarter, and therefore a statement of total recognised gains and losses has not been included in these accounts.

Notes

1. The quarterly figures to 29 February 2000 are unaudited and do not comprise statutory accounts. The quarterly figures have been reviewed by Arthur Andersen, the company's auditors.

2. Dividends were not paid in the period reported upon and no dividend is proposed.

Balance Sheet As at 29th February 2000

	3 months to 29th Feb 2000
	£
Fixed Assets	--
Intangible assets	33,333
Tangible assets	2,577
	35,910
Currant Assets	
Debtors	9,652
Cash at bank and in hand	1,164,024
	1,173,676
Creditors: Amounts falling due within one year	(16,213)
Total current assets less current liabilities	1,157,463
Creditors: Amounts falling due after more than one year	--

Net assets	1,193,373
Share capital and reserves	
Called up share capital	874,610
Share premium account	376,798
Profit and loss account	(58,035)
Equity shareholders' funds	1,193,373

Cash Flow For the quarter ended 29th February 2000

	3 months to 29th Feb 2000
	£
Net cash outflow from operating activities	(43,562)
Acquisitions and disposals	(2,577)
Cash outflow before financing	(46,139)
Financing	718,075
Increase in cash for the quarter	671,936

NOTES: Reconciliation of operating loss to net cash outflow from operating activities

	3 months to 29th Feb 2000
	£
Operating loss	(44,617)
(Increase) in debtors	(9,652)
Increase in creditors	19,707
Net cash outflow from operating activities	(43,562)

Approval and Risk Warnings:

The value of the Ordinary Shares in the Company may fluctuate in value in money terms and the investor may not get back the whole of his investment.

OFEX is not a recognised or designated investment exchange. There is no recognised market for ordinary shares in the Company and it may be difficult for the investor to sell the investment or to obtain reliable information about its value or the extent of the risks to which it is exposed.

This announcement is not intended to contain any offer or invitation to acquire or deal in the shares of the Company. English Trust Company Limited has approved this announcement for the purposes of Section 57 Financial Services Act 1986. English Trust Company Limited is regulated by The Securities and Futures Authority.


9

GeneMedix plc

For use at the Annual General Meeting to be held on 2 May 2001

Proxy

I/We (Block letters please)

of

being (a) member(s) of GeneMedix plc hereby appoint the Chairman of the meeting, or failing him*

As my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 2 May at 11.30am at Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

* If it is desired to appoint as proxy any other person, delete the Chairman of the meeting and insert the name of your proxy; the alteration must be initialled

Ordinary resolutions	For	Against
1. To receive the audited accounts of the Company		
2. To approve the remuneration policy contained in the report on Directors' remuneration		
3. To reappoint Paul Edwards as a director		
4. To reappoint Dr Hong-Hoi Ting as a director		
5. To reappoint Julian Attfield as a director		
6. To reappoint Gordon Mylchreest as a director		
7. To reappoint Mr Fong Kwok Jen as a director		
8. To reappoint Dr Kim Tan as a director		
9. To reappoint Arthur Andersen as the auditors of the Company		
Ordinary resolution		
10. That the Directors be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (as defined for the purposes of Section 80(2) of the Act) up to an aggregate nominal amount of £939,607 provided that this authority shall expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall supersede and revoke any other earlier such authority.		
Special resolution		
That in substitution for all existing authorities and subject to the passing of the resolution number 10 above, the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred by resolution 10 above as if the provisions of Section 89(1) of the Act did not apply to any such allotment provided that this authority shall be limited to:		

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

4. The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5. For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members not less than 48 hours before the time fixed for the meeting in order to have the right to attend or vote at the meeting.

6 In the case of joint holders the signature of any one holder will be sufficient but the names of all joint holders should be stated.

7 A member may appoint his or her own proxy in the space provided and such proxy need not be a member of the Company.

8 If the proxy is not mandated as to how to vote, he or she may vote at his or her discretion.

GeneMedix plc

For use at the Annual General Meeting to be held on 16th May 2002

I/We (Block letters please)____

____

Proxy

Of____

____

being (a) member(s) of GeneMedix plc hereby appoint the Chairman of the meeting, or failing him*

____

As my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 16th May at 10.30am at Mitre House, 160 Aldersgate Street, London ECIA 4DD for the following purposes:

*If it is desired to appoint as proxy any other person, delete the Chairman or the meeting and insert the name of your proxy; the alteration must be initialled

Ordinary resolutions	For	Against
1 To receive the audited accounts of the Company		
2. To approve the remuneration policy contained in the report on Directors' remuneration		
3. To reappoint Paul Edwards as a director		
4. To reappoint Julian Attfield as a director		
5. To reappoint Arthur Andersen as the auditors of the company		
6. To approve the adoption of a Revenue Approved Share Option Scheme		
7. To grant the Directors the authority to allot unissued securities in the Company up to an aggregate nominal amount of £965,682.		
Special resolution		
8. To grant the Directors authority to disapply statutory pre-emption rights		

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

4. The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5. For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members by 6.00p.m. on Tuesday 14th May 2002.

6 In the case of joint holders the signature of any one holder will be sufficient but the names of all joint holders should be stated.

7 A member may appoint his or her own proxy in the space provided and such proxy need not be a member of the Company.

8 If the proxy is not mandated as to how to vote, he or she may vote at his or her discretion.



Notice of Annual General Meeting of GeneMedix plc

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 10.30 a.m. on Thursday 16th May 2002 at Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

1. To receive the audited accounts of the Company for the financial year ended 30 November 2001, the Directors' report and the Auditors' report on those accounts.

2. To approve the remuneration policy contained in the report on Directors' remuneration for the year ended 30 November 2001.

3. To reappoint Paul Edwards, who is retiring by rotation and being eligible, offers himself for re-election.

4. To reappoint Julian Attfield, who is retiring by rotation and being eligible, offers himself for re-election.

5. To approve the adoption of a revenue approved Share Option Scheme in line with the Unapproved Scheme rules as circulated with the listing particulars in November 2000, subject to the amendments required to achieve tax benefits for employees and employers up to revenue approved limits.

6. To reappoint Arthur Andersen as the auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which audited accounts are laid and to authorise the Directors to fix their remuneration.

   To consider and, if thought fit, pass the following resolutions of which resolution 7 will be proposed as an ordinary and resolution 8 as a special resolution.

7. That the Directors be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (as defined for the purposes of Section 80(2) of the Act) up to an aggregate nominal amount of £965,682 provided that this authority shall expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall supersede and revoke any other earlier such authority.

8. That in substitution for all existing authorities and subject to the passing of the resolution number 7 above, the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred by resolution 7 above as if the provisions of Section 89(1) of the Act did not apply to any such allotment provided that this authority shall be limited to:

a) the allotment of equity securities in connection with a rights or other pre-emptive issue in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of such shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or fractional entitlements; and

b) to the allotment of relevant shares (as defined in section 94 of the Act) in pursuance of a right already granted to subscribe for, or to convert any securities into, relevant shares; and

c) the allotment (otherwise than pursuant to paragraph (a) above), of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having, a nominal sum not exceeding in aggregate the sum of £144,852.

and this authority shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

Dated 16th April 2002

By order of the Board
Julian Attfield
Secretary

Registered Office:
42-46 High Street
Esher
Surrey
KT10 9QY

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

4. The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5. For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members not less than 48 hours before the time fixed for the meeting in order to have the right to attend or vote at the meeting.

Explanatory Notes

Resolution 1: Accounts

For each financial year the Directors are required to present the audited accounts, the Directors' report and the Auditors' report to the shareholders at a general meeting.

Once the resolution to receive the accounts has been proposed, and before a vote is taken, the Chairman will invite questions from shareholders on the accounts and any other matters relating to the Company's business.

Resolution 2: Directors' remuneration policy

Shareholders are asked to vote on the remuneration policy for Directors. The policy is contained in the report on Directors' remuneration on pages 12 to 13 of the report and accounts.

The Combined Code asks boards to consider each year whether the circumstances are such that shareholders should be invited at the Annual General Meeting to vote to approve the remuneration policy for Directors. Your Directors consider that asking shareholders from time to time (but not necessarily each year) to vote on the policy facilitates accountability and transparency.

Resolutions 3 and 4: Reappointment of Directors

The Articles of Association state that a proportion of the Directors must retire at each Annual General Meeting. Accordingly Paul Edwards and Julian Attfield retire at this AGM and, being eligible offers themselves for re-election. Biographical details of the Directors and particulars of their service contracts with the Company are set out in the report and accounts.

Resolution 6: Reappointment of auditors

At each Annual General Meeting the Company is required to appoint auditors to serve until such next meeting. The Company's present auditors, Arthur Andersen, have said that they are willing to continue in office for a further year. Resolution 6 proposes their reappointment and that, in accordance with normal practice, the Directors should be authorised to agree their fees.

Resolution 7 and 8: Allotment of Shares

Under the Companies Act 1985, the Directors of a company may only allot un-issued shares if authorised to do so. The Companies Act 1985 also prevents allotments for cash, other than to existing shareholders in proportion to their existing holdings, unless the Directors are specifically authorised to do so. This gives existing shareholders what are known as "pre-emption rights". Passing resolutions 7 and 8 will extend the Directors' flexibility to act in the best interests of shareholders when opportunities arise to issue shares.

Under Resolution 7, the Directors will be able to issue new shares up to a nominal value of £965,682, which is equal to approximately one-third of the issued share capital at 30th November 2001 together with an amount required to satisfy the Company's obligations to issue shares in respect of share options already granted.

Under Resolution 8, the Directors will be able to issue shares without regard to statutory pre-emption rights in relation to the following:

1. for cash, up to a maximum amount of £144,852, representing about five per cent (5%) of the issued ordinary share capital at 30th November 2001; or

2. to existing holders of individual share options, as disclosed on pages 13 and 31 of this document, up to a maximum amount of £55,951; or

3. in a rights or other pre-emptive issue.

These arrangements are intended to ensure that the interests of existing shareholders are protected so that, for example, in the event of an issue of new shares for cash to new shareholders, which is not a rights issue and which is not in respect of the exercise of existing option arrangements, the proportionate interest of existing shareholders could not without their agreement be reduced by more than five per cent (5%).

The authorities sought by resolutions 7 and 8 will last for 15 months or until the conclusion of the next Annual General Meeting whichever is the earlier.

GENEMEDIX plc

Incorporated in England and Wales under the Companies Act 1985 (as amended) with registered No. 3467317

PROXY FORM - ANNUAL GENERAL MEETING

Please read the notes before completing and signing this Notice.

I. We, The Central Depository (Pte) Limited, of 20 Cecil Street #06-03/08, Singapore Exchange, Singapore 049705, ("CDP") being a member of **GENEMEDIX plc,** hereby appoint :

II.

or, failing him/her, the person or persons whose details are given in Part III(a) and (b), provided that such details have been verified in Part VI by the affixing of the seal or signature of or on behalf of the person named in Part II, and on the basis that such person or persons are authorised to vote in respect of the proportion of the shareholding referred to in Part II shown in Part III or if no proportions are so shown, in respect of the whole of the said shareholding :-

III.

	Name	**Address**	**NRIC/ Passport Number**	**Proportion of Shareholdings %**
(a)				
	and / or (delete as appropriate)			
(b)				

as my/our proxy/proxies to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD on 16 May 2002 commencing at 10.30 a.m. and at any adjournment thereof. The proxy is required to vote as indicated with an "X" on the resolutions set out in the Notice of Meeting and summarized in Part IV. If no direction as to voting is given, the proxy/proxies may vote or abstain at his/her/their discretion, as he/she/they will on any other matter arising at the Meeting.

IV.

No.	**Resolutions**	**For**	**Against**
1.	To receive the accounts for the year ended 30 November 2001.		
2.	To approve the remuneration policy contained in the report on Directors' remuneration for the year ended 30 November 2001.		
3.	To reappoint Paul Edwards as a director.		
4.	To reappoint Julian Attfield as a director.		
5.	To authorize the setting up of a Revenue Approved Employee Share Option Scheme.		
6.	To re-appoint Arthur Andersen as auditors and to authorise the directors to fix their remuneration.		
7.	To authorise the directors to issue shares		
8.	To disapply statutory pre-emption rights		

Dated this 18th day of April 2002.

V. The Central Depository (Pte) Limited



Signature of Director

VI.

TO BE COMPLETED BY DIRECT ACCOUNT HOLDER(S)/DEPOSITORY AGENT IF HE/SHE/IT WISHES TO APPOINT A PROXY/PROXIES UNDER PART III		
For Individuals : Signature of Direct Account Holder	For Corporations : Signature of Director Signature of Director/Secretary	Common Seal

IMPORTANT : PLEASE READ NOTES OVERLEAF

Notes:

Part III

1) A Direct Account Holder or a Depository Agent may appoint not more than two proxies, who shall be natural persons, to attend and vote in his/her/its place as proxy for CDP in respect of his/her/its shareholdings by completing Part III (a) and/or (b).

Where a Direct Account Holder is a corporation and wishes to be represented at the Meeting, it must appoint a proxy/proxies to attend and vote at the Meeting in respect of its shareholdings

2) A Direct Account Holder or a Depository Agent who wishes to appoint more than one proxy must specify the proportion of the shareholdings (expressed as a percentage of the whole) to be represented by each proxy. If no proportion of shareholdings, is specified, the proxy whose name appears first shall be deemed to carry 100 per cent of the shareholding of his/her/its appointer and the proxy whose name appears second shall be deemed to be appointed in the alternate.

Part IV

Please indicate with an "X" in the appropriate box against each resolution how you wish the proxy to vote. If this Proxy Form is deposited without any indication as to how the proxy/proxies will vote, the proxy/proxies may vote or abstain from voting at his/her/their discretion.

Part VI

1) This Proxy Form, duly completed, must be deposited by the Direct Account Holder or Depository Agent at the office of the Singapore Share Transfer Agent, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, Facsimile (65) 225-1452, **not less than 48 hours before** the commencement of the Meeting.

2) If a Direct Account Holder or Depository Agent wishes to appoint a proxy/proxies, this Proxy Form must be signed by the Direct Account Holder or Depository Agent or his/her/its attorney duly authorised in writing. In the case of joint Direct Account Holders, all Joint Direct Account Holders must sign this Proxy Form. If the Direct Account Holders or Depository Agent is a corporation, this Proxy Form must be executed under its common seal or under the hand of its attorney duly authorized in writing. The power of attorney or other authority appointing the attorney or a notarially/duly certified copy thereof must be attached to this Proxy Form if it is signed by an attorney.

General :

The Company shall be entitled to reject a Proxy Form which is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified on this Proxy Form.

GeneMedix plc

For use at the Annual General Meeting to be held on 16th May 2002

I/We (Block letters please)____

____

Proxy

Of____

____

being (a) member(s) of GeneMedix plc hereby appoint the Chairman of the meeting, or failing him*

____

As my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 16th May at 10.30am at Mitre House, 160 Aldersgate Street, London ECIA 4DD for the following purposes:

*If it is desired to appoint as proxy any other person, delete the Chairman or the meeting and insert the name of your proxy; the alteration must be initialled

Ordinary resolutions	For	Against
1 To receive the audited accounts of the Company		
2. To approve the remuneration policy contained in the report on Directors' remuneration		
3. To reappoint Paul Edwards as a director		
4. To reappoint Julian Attfield as a director		
5. To reappoint Arthur Andersen as the auditors of the company		
6. To approve the adoption of a Revenue Approved Share Option Scheme		
7. To grant the Directors the authority to allot unissued securities in the Company up to an aggregate nominal amount of £965,682.		
Special resolution		
8. To grant the Directors authority to disapply statutory pre-emption rights		

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

4. The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5. For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members by 6.00p.m. on Tuesday 14th May 2002.

6 In the case of joint holders the signature of any one holder will be sufficient but the names of all joint holders should be stated.

7 A member may appoint his or her own proxy in the space provided and such proxy need not be a member of the Company.

8 If the proxy is not mandated as to how to vote, he or she may vote at his or her discretion.



Notice of Annual General Meeting of GeneMedix plc

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 11.00 a.m. on Thursday 26th May 2003 at Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

1. To receive the audited accounts of the Company for the financial year ended 30 November 2002, the Directors' report and the Auditors' report on those accounts.

2. To approve the remuneration policy contained in the report on Directors' remuneration for the year ended 30 November 2002.

3. To reappoint Gordon Mylchreest, who is retiring by rotation in accordance with the Company's Articles of Association and being eligible, offers himself for re-election.

4. To reappoint Fong Kwok Jen, who is retiring by rotation in accordance with the Company's Articles of Association and being eligible, offers himself for re-election.

5. -To reappoint PricewaterhouseCoopers LLP as the auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which audited accounts are laid and to authorise the Directors to fix their remuneration.

Dated 29th May 2003

By order of the Board
Julian Attfield
Secretary

Registered Office:
Rosalind Franklin House
Fordham Road
Newmarket
CB8 7XN

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

4. The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5. For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members by 6.00p.m. on Tuesday 24th June 2003.

Explanatory Notes to the 2003 AGM Notice dated 26th June 2003.

Resolution 1: Accounts

For each financial year the Directors are required to present the audited accounts, the Directors' report and the Auditors' report to the shareholders at a general meeting.

Once the resolution to receive the accounts has been proposed, and before a vote is taken, the Chairman will invite questions from shareholders on the accounts and any other matters relating to the Company's business.

Resolution 2: Directors' remuneration policy

Shareholders are asked to vote on the remuneration policy for Directors. The policy is contained in the report on Directors' remuneration on pages 14 to 15 of the report and accounts.

The Combined Code asks boards to consider each year whether the circumstances are such that shareholders should be invited at the Annual General Meeting to vote to approve the remuneration policy for Directors. Your Directors consider that asking shareholders from time to time (but not necessarily each year) to vote on the policy facilitates accountability and transparency. As the Company's financial year ends on 30th November, the new remuneration regulations do not apply, but the Directors consider it appropriate that the shareholders should vote to approve the remuneration policy.

Resolutions 3 and 4: Reappointment of Directors

The Articles of Association state that a proportion of the Directors must retire at each Annual General Meeting. Accordingly Gordon Mylchreest and Fong Kwok Jen retire at this AGM and, being eligible offers themselves for re-election. Biographical details of the Directors and particulars of their service contracts with the Company are set out in the report and accounts.

Resolution 5: Reappointment of auditors

At each Annual General Meeting the Company is required to appoint auditors to serve until such next meeting. The Company's present auditors, PricewaterhouseCoopers LLP, have said that they are willing to continue in office for a further year. Resolution 5 proposes their reappointment and that, in accordance with normal practice, the Directors should be authorised to agree their fees.



GeneMedix plc

For use at the Annual General Meeting, to be held on 26 June 2003

I/We [block letters please] ____________________

____

Proxy

Of ____________________

____

being [a] member[s] of GeneMedix plc hereby appoint the Chairman of the meeting, or failing him/her*

____

As my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company, to be held on 26 June 2003 at 2.00 pm at CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

* If it is desired to appoint as proxy any other person, delete 'the Chairman of the meeting' and insert the name of your proxy; the alteration must be initialled

	Ordinary resolutions	For	Against
1	To receive the audited accounts of the Company		
2	To approve the remuneration policy contained in the report on Directors' remuneration		
3	To reappoint Gordon Mylchreest as a Director		
4	To reappoint Fong Kwok Jen as a Director		
5	To reappoint PricewaterhouseCoopers LLP as the auditors of the Company		

Notes

1 A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy and any authority under which it is executed [or a notarially certified copy of such authority] must be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3 Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday [Saturdays and public holidays excluded] from the date of this notice until the meeting closes, and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

4 The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5 For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members by 6.00 pm on Tuesday 24 June 2003.

6 In the case of joint holders, the signature of any one holder will be sufficient but the names of all joint holders should be stated.

7 A member may appoint his/her own proxy in the space provided and such proxy need not be a member of the Company.

8 If the proxy is not mandated as to how to vote, he or she may vote at his/her discretion.

GENEMEDIX plc

Incorporated in England and Wales under the Companies Act 1985 (as amended) with registered No. 3467317

PROXY FORM - ANNUAL GENERAL MEETING

Please read the notes before completing and signing this Notice.

I. We, The Central Depository (Pte) Limited, of 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807, ("CDP") being a member of **GENEMEDIX plc,** hereby appoint :

II.

or, failing him/her, the person or persons whose details are given in Part III(a) and (b), provided that such details have been verified in Part VI by the affixing of the seal or signature of or on behalf of the person named in Part II, and on the basis that such person or persons are authorised to vote in respect of the proportion of the shareholding referred to in Part II shown in Part III or if no proportions are so shown, in respect of the whole of the said shareholding :-

III.

	Name	Address	NRIC/ Passport Number	Proportion of Shareholdings %
(a)				
	and / or (delete as appropriate)			
(b)				

as my/our proxy/proxies to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD on 26 June 2003 commencing at 2.00 pm. and at any adjournment thereof. The proxy is required to vote as indicated with an "X" on the resolutions set out in the Notice of Meeting and summarized in Part IV. If no direction as to voting is given, the proxy/proxies may vote or abstain at his/her/their discretion, as he/she/they will on any other matter arising at the Meeting.

IV.

No.	Resolutions	For	Against
1.	To receive the accounts for the year ended 30 November 2002.		
2.	To approve the remuneration policy contained in the report on Directors' remuneration for the year ended 30 November 2002.		
3.	To reappoint Gordon Mylchreest as a director.		
4.	To reappoint Fong Kwok Jen as a director.		
5.	To re-appoint PricewaterhouseCoopers as auditors and to authorise the directors to fix their remuneration		

Dated this 3rd day of June 2003.

V. The Central Depository (Pte) Limited

Signature of Director

VI.

TO BE COMPLETED BY DIRECT ACCOUNT HOLDER(S)/DEPOSITORY AGENT IF HE/SHE/IT WISHES TO APPOINT A PROXY/PROXIES UNDER PART III			
For Individuals : Signature of Direct Account Holder	For Corporations : Signature of Director	Signature of Director/Secretary	Common Seal

IMPORTANT : PLEASE READ NOTES OVERLEAF

Notes:

Part III

1) A Direct Account Holder or a Depository Agent may appoint not more than two proxies, who shall be natural persons, to attend and vote in his/her/its place as proxy for CDP in respect of his/her/its shareholdings by completing Part III (a) and/or (b).

Where a Direct Account Holder is a corporation and wishes to be represented at the Meeting, it must appoint a proxy/proxies to attend and vote at the Meeting in respect of its shareholdings

2) A Direct Account Holder or a Depository Agent who wishes to appoint more than one proxy must specify the proportion of the shareholdings (expressed as a percentage of the whole) to be represented by each proxy. If no proportion of shareholdings, is specified, the proxy whose name appears first shall be deemed to carry 100 per cent of the shareholding of his/her/its appointer and the proxy whose name appears second shall be deemed to be appointed in the alternate.

Part IV

Please indicate with an "X" in the appropriate box against each resolution how you wish the proxy to vote. If this Proxy Form is deposited without any indication as to how the proxy/proxies will vote, the proxy/proxies may vote or abstain from voting at his/her/their discretion.

Part VI

1) This Proxy Form, duly completed, must be deposited by the Direct Account Holder or Depository Agent at the office of the Singapore Share Transfer Agent, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, Facsimile (65) 225-1452, **not less than 48 hours before** the commencement of the Meeting.

2) If a Direct Account Holder or Depository Agent wishes to appoint a proxy/proxies, this Proxy Form must be signed by the Direct Account Holder or Depository Agent or his/her/its attorney duly authorised in writing. In the case of joint Direct Account Holders, all Joint Direct Account Holders must sign this Proxy Form. If the Direct Account Holders or Depository Agent is a corporation, this Proxy Form must be executed under its common seal or under the hand of its attorney duly authorized in writing. The power of attorney or other authority appointing the attorney or a notarially/duly certified copy thereof must be attached to this Proxy Form if it is signed by an attorney.

General :

The Company shall be entitled to reject a Proxy Form which is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified on this Proxy Form.




GMX
GeneMedix

04 MAR -9 AM 7:21

press release

GeneMedix Appoints Bank of New York as its Depositary Bank for NASDAQ Listing

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, today announces the first step of its plans to list on NASDAQ with the appointment of the Bank of New York as its depositary bank for a Level One American Depositary Receipt program. The New York based investment bank, Global Markets Capital Group, will manage the listing process. This is a sponsored program, which minimises any financial outlay to the Company and will allow US investors to directly purchase the Company's shares.

Once the Level One program is declared effective by the US Securities and Exchange Commission (SEC), GeneMedix will prepare a Form 20-F for lodgement with the SEC as part of its next step of achieving the more significant Level Two ADR program. A Level Two ADR program is a US listing (with US GAAP and full SEC compliance). The listing will allow for GeneMedix ADRs to trade on the fully automated, screen based Small Cap NASDAQ market.

Mr Paul Edwards, CEO, GeneMedix, stated:

"The program will allow GeneMedix to access the very important US capital markets, where there is tremendous investor interest in the emerging field of biogenerics."

For the benefit of shareholders the following information is provided:

About American Depositary Receipts (ADRs)

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue ADRs. ADRs may trade freely, just like any other security, in the US Over-the-Counter (OTC) market.

GeneMedix Sponsored Level One American Depositary Receipts

GeneMedix has entered a Sponsored Level One ADR program, which is a convenient way to access the US market. The company's Level One ADRs are traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a Sponsored Level One ADR program allows non-US companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

US brokers may deal either directly in GeneMedix shares on the LSE or in ADRs in the OTC market. Some US investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADRs provide the opportunity for them to invest in LSE listed GeneMedix.

About GeneMedix

GeneMedix is a UK based biopharmaceutical company focused on the development of biogenerics, or generic versions of currently marketed biopharmaceutical therapeutics, including erythropoietin (EPO) for the treatment of anaemia, interferon beta for the treatment of multiple sclerosis, recombinant insulin for the treatment of diabetes, and interferon alfa for the treatment of hepatitis C and hepatitis B.

About Bank of New York

The Bank of New York Company (NYSE: BK) is a global leader in securities servicing for issuers, investors and financial intermediaries. The Bank of New York Company plays an integral role in the infrastructure of the capital markets, servicing securities in more than 100 markets worldwide. It provides quality solutions through leading technology for global corporations, financial institutions, asset managers, governments, non-profit organizations and individuals. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest Bank in the United States and has a distinguished history of serving clients around the world through its five primary businesses: Securities Servicing and Global Payment Services, Private Client Services and Asset Management, Corporate Banking, Global Market Services and Retail Banking.

About Global Markets Capital Group

Global Markets Capital Group, LLC is an independent investment banking firm providing innovative strategic advisory services and mergers and acquisitions expertise globally to public and private companies. Through its advisory roles and its network of global companies active in Europe, Asia, Australia and the US, the firm has assisted numerous international life sciences and emerging technology companies in achieving their strategic goals.

11 February 2004

ENQUIRIES:

GeneMedix plc **Tel: 01638 663 320**
Paul Edwards, Chief Executive Officer

Global Markets Capital Group, LLC **Tel: 1 212 808 9700**
Mark Saunders, President

Bankside Consultants **Tel: 0207 444 4140**
Michael Padley/Susan Scott

Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN



GeneMedix **press release**

GeneMedix appoints US Investment Bankers

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, today announces that it has appointed the New York based Investment Bankers, Global Markets Capital Group, LLC, to act as its strategic and corporate advisors in the US. GeneMedix is involved in the development and manufacture of generic and second-generation versions of therapeutic proteins using recombinant DNA technology and novel cell culture.

Global Markets Capital Group will assist GeneMedix to develop its corporate activities and target strategic US merger and acquisition initiatives. This will be supported by a programme of accessing the US capital markets with a view to increasing shareholder value, broadening GeneMedix's shareholder base and improving the Company's financial position.

Mr Mark Saunders, President of Global Markets Capital Group, stated, "With over a quarter of all new drugs approved since 2000 classed as biopharmaceuticals, approximately 500 candidate biopharmaceuticals currently undergoing clinical evaluation, and pipelines in pharmaceutical companies appearing to be under increasing pressure, we expect to see sustained and strong growth within the biogenerics sector. We believe that GeneMedix is well positioned to take advantage of these opportunities."

Commenting on the appointment, Paul Edwards, Chief Executive Officer said, "We have selected Global Markets Capital due to their sector expertise and US contacts. The recent debate in the USA regarding the route for licensing biogenerics has heightened the profile of the sector and we therefore feel the time is right for GeneMedix to look at strategic opportunities in the USA and to position itself to access this significant market as it opens up."

Editor's Note

About GeneMedix

GeneMedix is a UK based biopharmaceutical company focused on the development of biogenerics, or generic versions of currently marketed biopharmaceutical therapeutics, including erythropoietin (EPO) for the treatment of anaemia, recombinant insulin for the treatment of diabetes, and interferon alfa for the treatment of hepatitis C and hepatitis B.

About Global Markets Capital Group

Global Markets Capital Group, LLC is an independent investment banking firm providing innovative strategic advisory services and mergers and acquisitions expertise globally to public and private companies. Through its advisory roles and its network of global companies active in Europe, Asia, Australia and the US, the firm has assisted numerous international life sciences and emerging technology companies in achieving their strategic goals.

ENQUIRIES:

GeneMedix plc | **Tel: +44 1638 663 320**
Paul Edwards, Chief Executive Officer

Global Markets Capital Group, LLC | **Tel: +1 212 808 9700**
Mark Saunders, President

Bankside Consultants | **Tel: +44 207 444 4140**
Michael Padley/Susan Scott

Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN

A whole new branch of the pharmaceutical industry is opening up, that of generic biopharmaceuticals, Graham Lampard met **Paul Edwards**, CEO of GeneMedix, to discuss this emerging market


GMX
GeneMedix plc
Ireland

Brave new world

Left: Paul Edwards, CEO of GeneMedix

Above: The company has production sites in Ireland and China, as well as joint venture plants worldwide

The market for generic drugs, which are therapeutically equivalent to their brand-name counterparts but are cheaper, is worth about $9bn in the US alone and is expected to more than double to some $20bn by 2006. During that time, patents covering nearly $36bn in US brand-name product sales will expire.

Some of those patents cover several of the first generation biopharmaceutical products. These include alfa interferon, erythropoietin (EPO), granulocyte colony-stimulating factor (GCSF), human growth hormone (HGH), and human insulin, each of which could annually be worth $1.2bn in worldwide sales. Also included are granulocyte-macrophage colony-stimulating factor (GM-CSF) and some of the interleukins, which each year individually generate global revenues of several hundreds of millions of dollars.

Paul Edwards, Chief Executive Officer of pioneering UK generic biopharmaceutical company GeneMedix, said: 'In our portfolio we have six proteins (table 1) in a world market worth something like $15bn, all of which are coming off patent in Europe from 2005 onwards.'

The company was founded through a collaboration and joint venture back in 1997 with the Shanghai Institute of Biochemistry.

'From this tie-up we acquired a range of high yielding cell lines to enable us to produce first generation generic versions of biodrugs, and the jv still gives us access to new protein molecules.'

The product range includes GM-CSF, which is used in the treatment of neutropenia in cytotoxic chemotherapy, acceleration of myeloid recovery following bone marrow transplantation and neutropenia in patients treated with ganciclovir in AIDS-related cytomegalovirus retinitis. It was approved for sale in China in 2001, and indicates the way Edwards sees GeneMedix evolving the market. 'We acquired a manufacturing plant in China to allow us to produce GM-CSF, and we have achieved the product launch there.

'Although our target is really the European market – we started in Asia because that is where the science came from, we are looking at opportunities of getting product to market ahead of any European launch.'

Insulin is a fine example of that. GeneMedix will almost certainly focus its insulin products exclusively on the Asian market because of the huge potential with the growth in reported diabetes in this region. The bioavailability of insulin as an injected versus other forms is high. While the number of diabetic patients in India has doubled in the last 10 years, and is expected to do so again in the next 10, 'unless you have a good delivery device you don't get to market,' which is why GeneMedix has a deal with Antares Pharma for Antares' current and future needle-free injection devices, which are likely to be used to support GeneMedix's insulin products in the wealthier Asian markets.

western standards

Returning to production possibilities in Asia, Edwards said: 'We have to be aware of whether the market size is large enough and whether the prices will hold because the dilemma is if you are manufacturing a product to Western quality standards, you haven't necessarily got Asian costs. We are trying to get a balance by having very high yielding cell lines meaning we only need small plants. Where we can put these plants in fiscally attractive places, we obviously will do so', hence China and, because of the tax incentives, Southern Ireland.

Edwards said the company also has a jv with Antibióticos in Spain to develop bacterial fermentation facilities, and has plans for an insulin plant. 'We are ▶

contact

GeneMedix plc
Rosalind Franklin House
Fordham Road
Newmarket
CB8 7XN
T +44 1638 663320
F +44 1638 663411
www.genemedix.com

Table 1: Products in the pipeline

GM-CSF – used in the treatment of neutropenia in cytotoxic chemotherapy, acceleration of myeloid recovery following bone marrow transplantation and neutropenia in patients treated with ganciclovir in AIDS-related cytomegalovirus retinitis

Interferon-[α]-2b
Interferon alfa is currently used as a frontline treatment for hepatitis B and C, and in the treatment of cancer, most notably AIDS-related Kaposi's sarcoma, hairy cell leukaemia, follicular lymphoma, CML and lymph or liver metastases of carcinoid tumour

Erythropoietin
Epoetin α is indicated for the treatment of anaemia associated with chronic renal failure, anaemia associated with Retrovir-treated patients, chemotherapy-induced anaemia in non-myeloid malignancies and anaemia associated with surgical blood loss.

Insulin
Insulin is used in the treatment of Type I and Type II diabetes mellitus

Interferon –γ
Interferon–γ is indicated for chronic granulomatous disease to reduce the frequency of serious infection

Interleukin-2
Interleukin-2 is used in the treatment of cancer, notably renal cell carcinoma, metastatic melanoma, non-Hodgkin's lymphoma and acute myeloid leukaemia

◀ developing high quality cell lines in relatively small but flexible plants. The plant we have in Ireland uses new bag technology so there is very little hard pipe, which means it's very flexible.

'What we've basically got in Ireland is a series of rooms with holding tanks and the bioreactors. For the rest of it the media will come in sterilised bags, and we'll also use bags to collect, and quickfit hoses, which is great if you want to make it a multi-purpose plant for campaigns. It reduces the amount of cleaning validation and because the reaction is very efficient, we are not talking massive bioreactors, especially with proteins like EPO.'

legal framework

The lead EU product is EPO and GeneMedix hopes to get agreement with the EMEA, and the CPMP, with whom it is currently in discussion, by early 2004 as to the regulatory package it will have to submit. And here is the difficulty, as there is no 'rulebook' as yet for biogeneric products.

Edwards says: 'There has been a lot of discussion about this whole area. The EMEA has said it will review each product on a case-by-case basis. There is a legal framework, but the product isn't just a straight small generic molecule where you can do some bioequivalence studies and some chemical data: you will need to prove you have a comparable product, which will require a clinical study.

'I guess it will depend on the protein as to the size of the study. For instance a non-glycosolated microbial product such as GCSF would probably be the easiest one, whereas at the other end of the scale beta-interferon, for example, which is a glycosolated mammalian product, will require a very different study altogether.'



Left: The laboratories at Tullamore, southern Ireland

The other thing that is very much part of GeneMedix's strategy is that while there is a window for first generation generics, 'what we are seeing from the innovators is the second generation products, such as Aranesp and peg-interferon from Amgen and Schering-Plough, which is why we have done a deal with SkyePharma to develop a slow release second generation interferon-α. These second generation alternatives will still be 'me-toos', but when on the market we hope they will be at least as good, if not better than anything already there.

'While it's a bigger target for us, the downside is that it needs a full clinical trial, although we hope it will be a shorter study. The goal at the end is obviously a very, very big market, and EPO, second generation α-interferon, GCSF, and beta-interferon are primarily Western drugs.'

So, the broad strategy is to get the cell lines, build the plants to get the products, or certain products in the first generation generics and behind that bring on the second generation products. It is also to find commercial partners, initially in Europe, but long term in the US and, where appropriate, launch them earlier into the Asian market, as mentioned with insulin.

All these products show that GeneMedix has a market-led strategy. 'We base our company around ▶

■ **Terminology**

Neutropenia - *There are various types of cells in the blood. Neutrophils are those white blood cells that are the first line of defence to fight infections. Neutropenia is a reduction of the number of these cells. It is the most important complication of chemotherapy and is almost always due to impairment of bone marrow to produce cells and normally occurs a few days to a few weeks after chemotherapy. It is most severe in patients who receive aggressive chemotherapy treatments.*

Cytomegalovirus *(CMV) is related to the herpes virus and is present in almost everyone. Normally, most people's immune systems are able to fight the virus, preventing it from causing problems in their bodies. However, when the immune system is suppressed because of disease (HIV), organ or bone marrow transplant, or chemotherapy, the CMV virus can cause damage and disease to the eye and the rest of the body. CMV is the most common type of virus that infects those who are HIV positive. It affects the eye in about [illegible] of the cases by causing damage to the retina. This is called CMV retinitis.*





◀ natural proteins and so we are a market-led company rather than therapy-led,' stressed Edwards.

'With huge value markets available we decided to be specialist protein manufacturers and we will manufacture the proteins that have the large markets. Having said that, there are therapy areas that may be of interest, such as oncology, so we do talk to the producers in those fields.'

second generation

One problem that GeneMedix needs to overcome is the competition from companies that already have the primary product and are converting those sales to second generation drugs. Probably the best example is Schering-Plough, which has converted something like 75% of its market in the first generation α-interferon-2b product, Intron A, to the second generation product, Peg-Intron.

'This is soon likely to rise to 90%, and where this happens there is unlikely to be any interest in a straight generics market,' says Edwards, although he adds enigmatically, 'We may take the view that in major markets like the CIS, it may make sense.'

Realistically he is concentrating on the second generation markets in GeneMedix's collaboration with Skyepharma. 'We are about identifying where the markets are, but we are not about marketing the product. We will do that in partnership: there are companies out there who are very good at marketing, and there are certainly some very clever generic companies, who have not got biologics, so that would make the perfect match.'

strong pipeline

The biogenerics market still has relatively few players, and GeneMedix certainly has the widest range of products in the pipeline. And as it also has the plants: 'I would say we are certainly one of the market leaders, if not the market leader', Edwards says.

However, when asked whether GeneMedix sees itself in 5-10 years' time as the GSK of the biogenerics market, he cautioned: 'We have to be realistic in what we can achieve; anyone who has a strategy to be the next GSK is fooling themselves. We have to be focused on doing what we do well.'

The factory at Tullamore, Southern Ireland, inset pictures, was built with high quality lines in a small, but highly flexible plant

But he didn't rule out a joint venture or even a merger with one or more other companies, possibly a drug delivery company with a number of platforms or a generics company. 'On a deal-by-deal basis we'd be looking for quite a lot of money from them, so it might reach the point, from both companies' view, to decide to go in together.

'There are two ways of continuing: either we build bilaterally, or we become part of a bigger company that already has facilities in place.' However, Edwards stressed that GeneMedix does not have pretensions towards big company status.

'We will position ourselves to maximise our shareholder potential, and if we are accelerating a series of second generation products, that will require funding. If you are doing this before there are products on the market, you require funding urgently, and the most likely way is through partnership.'

The question of funding is still largely unanswered in the biotech industry. However, Edwards thinks there may be signs of an upturn. 'Six to nine months ago, I would have been incredibly gloomy about the funding situation in the biopharm industry, but today I am less so. It's clearly still a very, very tight market, but there is more optimism and a company like ours benefits from having an Asian shareholding because the market is not the same as in London or New York: it's not as buoyant as it has been, but there is still money available. As we go forward, we need to maximise the opportunities in terms of licensing products, and be creative in the use of our technology.'

major player

'I believe GeneMedix will be a major player in the market in five to ten years' time. What form we will be in at that stage is debatable.

'We may still be an independent company, but there will be mergers and acquisitions in the industry. The growth rate required to sustain the product needs cannot be done organically, so if you are a small company you latch on to a bigger company, usually under the bigger company's organisation,' Edwards concludes.

'However, the concept of what we are trying to do – making generic versions of first generation and second generation protein based drugs – will be the cornerstone of whatever is done, and wherever it is done.

'The key thing is that until you have the method of manufacture and the proteins in your hand, you cannot do anything. And we have both.' ■



press release

Letter of Intent signed with Penang Development Corporation to establish a Biotechnology Company in Penang, Malaysia for the development, manufacture and commercialisation of human insulin.

11 June 2003 – GeneMedix plc (LSE:GMX) and Penang Development Corporation ("PDC") today announce the signing of a letter of intent ("LoI") under which GeneMedix and PDC will work together to set up a Company in Penang, Malaysia for the development, manufacture and commercialisation of human insulin.

Under the LoI, GeneMedix would out-license its existing insulin know-how to a newly formed Malaysian company. It will use its expertise in the development of biopharmaceuticals and in the design, construction and operation of state-of-the-art manufacturing facilities, to construct a facility built to international quality standards. The total anticipated investment of $34 million is expected to be funded by a mixture of development loans, grants and an issue of equity in the newly formed company to local investors. PDC will make land available, and assist in gaining access to the development loans on attractive commercial terms and to grant funding. Both parties will work together in bringing in local investors to the project, a process that is already well underway.

GeneMedix will out-license its insulin know-how to the newly formed company in return for an up-front milestone payment and royalty fee payable on sales of bulk product. It is also intended that GeneMedix will retain a majority shareholding in the new company. The development of the full-scale industrial process will be completed by GeneMedix at its own expense and transferred into the facility, which would be scheduled for completion in mid 2005.

Paul Edwards, GeneMedix's Chief Executive Officer, commented:

"It has always been the Company's objective to set up an insulin company in South-East Asia to provide insulin for the Asian markets, where demand for human insulin is anticipated to increase rapidly. We believe that the collaboration with PDC will provide GeneMedix with an exciting opportunity to develop this business in a region that is well suited for biotechnology. We believe that this will create real value for our shareholders."

12 June 2003

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663320**
Paul Edwards, Chief Executive Officer

College Hill — **Tel: 020 7457 2020**
Nicholas Nelson



GeneMedix **press release**

Collaboration with Antares Pharma, Inc

GeneMedix plc (LSE: GMX) and Antares Pharma, Inc (Nasdaq: ANTR) today announce their intention to form a collaboration through which Antares Pharma's current and future injection devices would be used to support GeneMedix's introduction of generic biopharmaceuticals in certain territories. Specifics of the biopharmaceutical products, territories and financial terms of the collaboration were not disclosed.

Paul Edwards, Chief Executive Officer of GeneMedix Plc, commented:

"As we have continued to add protein products to our portfolio, it has become clear there will be advantages in being able to distinguish our products from those of our competitors. It has already been proven in established markets, such as those for insulin and human growth hormone, that device technology can be a differential advantage. We believe that Antares Pharma's device products will be well received by patients and healthcare professionals as a less invasive way of delivering injectable products and will help us to establish a strong market presence."

Roger G Harrison, Chief Executive Officer and President of Antares Pharma, commented:

"We are delighted with this collaboration. GeneMedix currently has an impressive portfolio of biopharmaceuticals in development and one product already on the Asian market. We believe that our needle-free and mini-needle technology will provide competitive differentiation for some of GeneMedix's products and will help establish a strong competitive position for GeneMedix in the markets they enter."

25 March 2003

ENQUIRIES:

GeneMedix plc — **Tel: +44 (0)1638 663 320**
Paul Edwards, Chief Executive Officer

Antares Pharma, Inc — **Tel: +00 610 458 6200**
Dr Roger Harrison, President & CEO
Lawrence M Christian, CFO & Vice President - Finance

College Hill — **Tel: +44 (0)207 457 2020**
Nicholas Nelson
Clare Warren

Editors notes:

GeneMedix develops, manufactures and markets second generation biopharmaceuticals. GeneMedix was founded through a collaboration with the Shanghai Institute of Biochemistry and subsequently acquired rights to certain biopharmaceutical proteins produced through recombinant DNA technology. The company now has worldwide rights to certain high expression cell lines, has eight products in development and one (GM-CSF) on the market. Additionally, GeneMedix is investing in manufacturing bases around the world and intends to deliver high quality biopharmaceuticals to a global health marketplace.

About Antares Pharma

Antares Pharma develops pharmaceutical delivery systems, including needle-free and mini-needle injector systems and transdermal gel technologies. These delivery systems improve both the efficiency of drug therapies and the patient's quality of life. Antares Pharma's needle-free injection systems for the delivery of insulin and growth hormone are currently available in more than 20 countries. In addition, Antares Pharma has several products under development and is conducting ongoing research to create new products that combine various elements of the Company's technology portfolio. Antares Pharma has corporate headquarters in Exton, Pennsylvania, with research and development facilities in Minneapolis, Minnesota, and Basel, Switzerland.



GeneMedix **press release**

Binding Heads of Terms signed with Antibioticos for the development and manufacture of a range of biopharmaceuticals

25 February 2003 – Antibioticos Group and GeneMedix plc (LSE:GMX) today announce the signing of binding Heads of Terms for a collaboration in which Antibioticos Group of Milan, Italy, provides GeneMedix with exclusive access to the cell lines and manufacturing methods for Interferon-beta, Granulocyte Colony Stimulating Factor (G-CSF) and recombinant Growth Hormone (rHGH).

In addition, the parties have entered into a Joint Venture to construct a bacterial fermentation facility, to be based in Spain, which will have the capability to produce GeneMedix's portfolio of bulk microbial therapeutic proteins, to international GMP standards. The global market for the three new products exceeds 4 billion US dollars, and we have already started discussions with a number of potential marketing partners for these proteins.

Antibioticos and GeneMedix have entered into a 75% / 25% Joint Venture and will be constructing a state-of-the-art bacterial fermentation facility in Spain at a total investment of €25m over the next two years. This will be used for the contract manufacture of GeneMedix's bulk Interferon-alpha, as well as the manufacture and supply of bulk G-CSF and rHGH. Plant design has been largely completed and construction will commence in mid 2003.

GeneMedix will satisfy its 25% contribution to the total capital of the Joint Venture, totalling €6.25m, by issuing loans to the Joint Venture that are payable in equal instalments from mid 2003 to early 2005. We shall also be issuing loan notes, convertible into between 24 and 32 million Ordinary GeneMedix shares in late 2003 and 2004, plus pay agreed royalties on sales.

The bulk protein will be supplied on an exclusive basis to GeneMedix, who will be responsible for the secondary manufacture, regulatory submissions and distribution of finished product, which it will do in conjunction with marketing partners.

Paul Edwards, GeneMedix' Chief Executive Officer, commented:

"It has always been the Company's stated objective to acquire additional proteins that would be complementary to our existing portfolio of products. We believe that the collaboration with Antibioticos provides GeneMedix with a new manufacturing base and additional key therapeutic proteins to our product pipeline targeted at the European market. The addition of these products takes our portfolio to 9 biogenerics. We believe that this will create real value for our shareholders, through the continued strengthening of our operational base and by providing the potential for further sustainable growth for the Company."

Carlo Frau, Antibioticos's Chief Executive Officer, commented:

"This deal represents our continued commitment to the production of higher value pharmaceutical products. We believe that this collaboration with GeneMedix offers us the opportunity to create real value in the field of generic biopharmaceuticals."

2 February 2003

ENQUIRIES:

GeneMedix plc **Tel: 01638 663 320**
Paul Edwards, Chief Executive Officer

College Hill **Tel: 020 7457 2020**
Nicholas Nelson
Clare Warren

Notes

The Antibioticos Group is a worldwide market leader in the development and production of intermediates for the pharmaceutical industry.

Interferon-beta is widely used for the treatment of the "relapsing, remitting" form of Multiple Sclerosis. This type is characterized by alternating acute episodes and partial or complete recovery. Interferon-beta is produced using mammalian fermentation and market leaders include Biogen, Serono and Schering AG. GeneMedix will use its expertise in process development of mammalian cultures to produce an industrial scale process from the cell lines acquired.

Granulocyte Colony Stimulating Factor (G-CSF) is a potent stimulator of bone marrow cells, especially those of neutrophil lineage, and may in future be marketed alongside Neustim (GeneMedix's GM-CSF product). It is widely used in chemotherapy induced neutropenia caused by cancer treatment. The worldwide market is currently dominated by Amgen (filgrastim) and Chugai (lenograstim).

Recombinant Human Growth Hormone (rHGH) is used primarily for the treatment of short stature in children. Pharmacia, Lilly, Novo Nordisk and Serono are the main players in this market. In addition, Serono have an approval in the USA, under Orphan Drug status rules, for treatment of wasting in AIDS patients.

GeneMedix Plc. (TICKER)



PAUL EDWARDS is Chief Executive Officer of GeneMedix. He was appointed to the post of CEO in 1999. He was formerly Vice President and General Manager of Genzyme Corporation's UK operation, a company he joined in 1986. Previously he spent seven years with Beecham Pharmaceuticals. Most recently he has worked in management consultancy at Ruston Poole International. Mr. Edwards is a former Chairman of the Manufacturing Advisory Committee of the UK BioIndustry Association and has worked with the UK Department of Trade and Industry advising on issues related to the manufacture of biopharmaceuticals. In 1997 he received an MBE for services to Biotechnology.

SECTOR – BIOPHARMACEUTICAL (RAE100) TWST: Can we set the foundation with a quick introduction and historical sketch of GeneMedix?

Mr. Edwards: The company was founded back in 1997 on the back of some exciting technology at the Shanghai Institute of Biochemistry. We acquired a range of high yielding cell lines to enable us to produce generic versions of the first generation of therapeutic proteins — EPO, alpha interferon, insulin, etc. We took that work back in-house and in 1999 raised our first serious money and put our management team together. By the end of 2000, we had actually listed on the London and Singapore Stock Exchange, had four products under development and had acquired a manufacturing plant in China to allow us to produce GM-CSF. 2001 was a pretty important year for us. We commenced building our second manufacturing plant in Ireland and by the end of the year we had actually got our first product GM-CSF on to the market. As we moved into 2002, we had commercial deals in place for sales and distribution of our products in China, in India and in South East Asia. On top of our first two manufacturing plants, we also signed secondary manufacturing agreements for finished products in both Malaysia and in India. Today, therefore we have our product in the market. We have the second plant now mechanically complete in Ireland to produce EPO. We are in late stage development on EPO, interferon, with GM-CSF obviously in the markets and also we have the insulin under development. Throughout the next 6-12 months, we anticipate really getting ourselves in position to get our products marketed in Europe by signing a distribution agreement for the European Union. We anticipate extending our product range in terms of additional therapeutic proteins, but also we anticipate looking to find partners to produce what we call second generation product, a product similar to the peg-interferon, for getting the long acting and slow release versions of the proteins into the market. So that's very much where we are headed.

TWST: Can you elaborate on the business model and the basis for the focus on the Asian market? I believe last time we spoke the Asian market was attractive because of expiring or non-patent protected products as opposed to the US and European markets?

Mr. Edwards: Our aim was to launch our product first of all in China, which we have already done, and then follow that with the territories of South East Asia and India. The products come off patent in Europe in about 2005 and really that's where we see the main thrust of our business of bringing these products into the market. The first market place will be in Asia, getting ourselves experienced and generating cash there. Then, obviously the big play would be going into Europe and then eventually into the USA. That's also why we are very keen on looking further ahead to the second-generation products. We see companies like Amgen and Shearing-Plough bringing out second generation products such as Aronesp and peg-interferon out and our strategy is very much to have similar second generation products that are either equal in their ability to treat patients or actually better then the product already out there.

TWST: The facility in Ireland presumably is providing a spring board into the European market?

Mr. Edwards: Absolutely. We just had our official opening in fact just last Monday. It's also a very strong message in the market. Generic Biologics is a new area to be in and, as you have said, they haven't come off patent yet; there hasn't been a definitive pathway to market. So there are lots of challenges, but very clearly if you are going to be a player in this market, you have to be very bold. We have raised the money, we are building plants and we are developing our products. It's all very well to have good ideas, but until you have regulated products on the shelf you cannot get them into the market.

TWST: Do you plan any significant further investments in your current facilities?

Mr. Edwards: Probably not in the short term, as there has been a substantial investment made that will meet our capacity requirements for the next four to five years. But clearly if we want to expand our capacity we will have to put additional money in. The Plants are designed so that it becomes easy to build in additional capacity without having to put huge costs in. The China facility for example has one floor totally undeveloped. The Irish facility has expansion space to the back and we have also taken options on land nearby as well.

TWST: Is this a sparsely populated space at present?

Mr. Edwards: It is. There are other people looking into the European market, but because the entry barriers are so high it is a lot smaller number than let's say the classic small molecule generics.

TWST: How do you see the company's strategic direction unfolding over the next two or three years and what accomplishments will make that time frame a success?

Mr. Edwards: If I look in three years time, we would anticipate having three products into a number of Asian markets and possibly also South America. We would be looking therefore to have GM-CSF, EPO and Interferon launched in markets such as India, Malaysia, China and potentially some in South America. I would anticipate that by that time we would have further proteins under development to broaden our product portfolio. I would anticipate that we would certainly be in development for at least one second generation product. By that stage, I would anticipate, in addition to the plant in China and India, that we would have an additional microbial plant potentially built in Europe and that we would be well advanced building an Insulin plant somewhere in Asia. By three years time, I would like to think we would be close to getting our first product regulated into Europe.

TWST: Let's take a quick look at the products you have mentioned, EPO, GM-CSF,

alpha Interferon? To put it in layman's terms, what are their applications?

Mr. Edwards: EPO is used mainly for people undergoing kidney dialysis and it increases the red blood cell count. People undergoing kidney dialysis see their red blood cell count drastically reduced and EPO is given to counteract that effect and thereby stabilizes the patient. It is also used in the treatment of anemia. CSF, either GM-CSF or GCSF, does a similar thing, but for white blood cells, which is normally a problem experienced by people undergoing chemotherapy. Chemotherapy tends to destroy the white blood cells and as you know white blood cells provide immunity to disease. So previously people may well not have even died from cancer, they may very well have died from secondary infections because their immune system had been damaged. GM-CSF and the G-CSF actually stimulate the body to replace the white blood cells thus counteracting the effect of the chemotherapy. The alpha Interferon is used in the treatment of hepatitis B and hepatitis C, which are the major infections around the world. And obviously the insulin is used in the treatment of diabetes.

TWST: How did the selection process to identify and target these specific markets unfold -- built-in expertise that leant itself readily to these markets, or more a question of identifying market opportunity first and foremost?

Mr. Edwards: We have a broad manufacturing expertise for biological proteins. So we have ability to produce a series of recombinant proteins. But we have let ourselves be very much market driven and have certainly looked at the market size and when the products coming off patent. So, for instance, the patent on EPO expires right to the end of 2004 in Europe and there is also a market size about $5.3 billion. Put these two factors together and it makes it a fairly attractive product. So, yes, this is a market driven company. We match our skill set with the market and if we can put those two things together then we will go after one of those products.

TWST: Is all of the R & D activity done by the Shanghai Institute of Biochemistry?

Mr. Edwards: The basic research and development of the production of the cell lines comes from our collaboration with the Shanghai Institute of Biochemistry. In many ways that's what hugely differentiates us because other companies who want to get into this area will have to start by looking to license individual proteins. What we are able to do is buy into a world class institute of bioscience and get a whole portfolio of product out of that relationship. It's fairly unique. You can ask yourself how many other leading institutes would be working on generic proteins, but in China they were doing just that. We also have a five-year deal with the SIB whereby we have access to all novel technology coming out of there. And we are filing the PCTs ahead of international patent filing and we believe that has the opportunity to create some real value to the company. They also have a share holding of something like 11% in the company and therefore there is a mutual vested interest for us to work very closely with them.

TWST: Putting this together, am I correct in thinking you should have fairly good cost benefits?

Mr. Edwards: That's right. Obviously with regards to our research costs, we bought into from the Shanghai Institute of Biochemistry. With regards to the development costs, obviously these are not like full new drug programs so the development cycle is a lot shorter. On top of that, by having very high yielding cell lines our plants are relatively small, low cost. We are also putting our plants within areas where there is either a real cost benefit or fiscal incentives. For instance in Ireland,

we have taken advantage of the corporation tax rate and then if we work with companies in India, Malaysia and in our own plant in China we can take advantage of the low labor costs.

TWST: Is the regulatory environment in China — the SDA — a challenge?

Mr. Edwards: It's changing. China is becoming far more Western or international in its approach to medicines. On a country by country basis, we see various differences. But for biological proteins there is actually a laid down procedure for getting the products to market.

TWST: What's GeneMedix's approach to market?

Mr. Edwards: When we go into the patient market, in China, we are basically set up our own small sales and marketing group, and we have linked up with various distributors in various major cities. But that really is the only country where we have any serious plans of doing our own thing. In India, we have joined forces with a company, Gland Pharmaceuticals, who take sterile products into the hospitals. And likewise we are working with a generics company in Malaysia to open up the whole South East Asian market. As we move into Europe, the types of organizations we will look to deal with are major suppliers of generic products; probably companies who haven't got access to biological proteins themselves, but would see that that is a very good entry point to the higher value end of the market. We will look to do a pretty serious deal with a company that can cover most major countries in Europe, if not all the major countries in Europe. We will be the provider of the products, they will carry out marketing and distribution of the product.

TWST: How do you stand from a financial aspect? What are the balance sheet highlights?

Mr. Edwards: From the annual general report, we have something like GBP11 million in the bank. That's enough to see us through on our initial stated program of work. Clearly, as we go forward, if there are opportunities to expand our portfolio of products or bring in some very serious second-generation products then we have to look at the market and to our investors. If that does require further funding and that is the right thing to do, then we wouldn't shy away from it; although, clearly there are a lots of ways of funding programs. That may well be done via partners; that may well be done by issuing new stocks; and that may well be done from our own resources.

TWST: What stands out to you as the critical issue facing the company? Is there a clearly definable hurdle?

Mr. Edwards: The key challenge is the regulation of the products in the European markets. There is absolutely no question about that. I have total confidence that they will be regulated. In fact there is a legislation going through at the moment, which is accepting the concept of a generics, or second entry biological product. The fear with any product, whether it be a new drug or whether it be a generic version, is the speed of getting it through the regulatory process. But we have been very aggressive on that front anyway. We are actively engaging the authorities and are actually on the board of the European Generic Association and we lobby through there as well. We are taking quite a leading position in the whole concept to getting the products to market.

TWST: Can you sketch a quick picture of the management team and some of the important strengths and skill sets that they bring to GeneMedix?

Mr. Edwards: We have got a pretty broad team of people who have had experience of either

building plants, getting products to market, and so on. To name a few of the people, the Director of Commercial Operations is Jackie Turnbull. Jackie has worked in pharmaceutical consulting and prior to that she has worked in licensing and business development for major pharma companies such as Novo Nordisk and Boehringer Ingelheim. Our Director of Global Manufacturing, Martin Comberbach, is very well known in the UK in the world of manufacturing and he is formerly Director of Manufacturing of Metris Therapeutics. Before that he worked in Belgium with SmithKline Beecham on their vaccine plants, where he was very much in charge of getting those products scaled up and into the market. Paul Jennings is our Director of Quality and he comes directly to us from Aventis Pharma where he spent something like 19 years in various international posts. Richard Barker, ex-Genzyme Corporation, was also a member of the UK Manufacturing Advisory Committee of the BioIndustry Association. He has also worked with Axis Genetics, and again brings a huge amount of experience to us. As does our Head of Quality, John Greenwood. John is in his 50s and has been Head of the Preclinical Development and Regulatory Affairs with Protherics and also Head of Regulatory Affairs at the Centre for Advanced Microbiological Research. So you can see that we have brought in heavyweight people who have worked in either big biotech or in the pharma industry. I think when people come to biotech companies, they expect to be a very young management team. We however have intentionally brought in a lot of experience and people with track records, but also people who are hungry to be part of the company and see us move from a very early stage to reach what we see is our potential, which is to be a leading global supplier of generic biopharmaceuticals.

TWST: What are the daily issues crossing your desk?

Mr. Edwards: We have set this vision of how we want to see the company in five to six years. We are developing the proteins, getting a broad portfolio of products, having our own manufacturing plants in place, having the products into the market and also bringing the second generation products through and the new technology out of China. So we have this vision and the key issue is to ensure that we are putting all the building blocks in place. That means completing the commercial deals, bringing the technology deal to bring second generation products in place, having the plants built, having them regulated by the authorities and really making sure we are driving that business forward and that we are taking the most aggressive approach that we can. And, as I said before, there are companies out there saying they have a couple of cell lines and are thinking of doing this and thinking of doing that. We have done the thinking. We know the picture of what we want to achieve and now it's about aggressively driving that forward and really going after your goal. Our aim is to be a very major player and we are not going to pull short of that.

TWST: How were you able to get the head start? How did the pieces fall into place?

Mr. Edwards: It was partly due to our Chairman and Founder being pretty foresighted about it. That goes back to when the company formed in 1997. He had actually worked with the Shanghai Institute of Biochemistry to start building new cell lines in 1995. So that really goes back something like seven years now, ten years ahead of when the patents expire. And then it has really just been a case being bold. We brought a management team in quickly and we very quickly settled down and worked out a road map of where we wanted to

be and how we were going to get there. So, it really is just the case of someone getting those cell lines, sitting down and actually getting on with it.

TWST: How well is this all understood by the analyst and investment community?

Mr. Edwards: The UK analyst community are starting to understand us because it is an interesting space to be in and we are quite different from a classic generics company, but also quite different from the classic biotech company. Interestingly enough the analyst that follow us from our housebrokers, Francis Cloud from Nomura, resides very much in the bioscience group, but her expertise is also in generics. So she has a foot in both camps and she is a Bioscientist herself. And that's really very much why we went with that team.

TWST: What are some of the key questions you are being asked?

Mr. Edwards: The key questions that people have to look at is the success of the Asian market and what we are trying to explain to people is the Asian market is a starting point, the western market is very much our key goal. They need to understand the way to market, what the regulatory process is and what are the regulatory hurdles. That is clearly an issue that arises. It is a very fair question and it's a question that should be asked and it's a question we are very happy to address. Then there is the risk profile of the company and again the risk profile is different. This is not a case of whether these products will work. We know we can make them work, we know we can make them. It is about speed to markets and how and when they get regulated. And it's how the patent holders will respond to generics coming into the market. Will they respond by cutting the prices, will they do it by bring a second generation products into the market?

TWST: When you have a chance to sit down with potential investors, what are the three or four key points you give for them to take a close look at GeneMedix's stock?

Mr. Edwards: The key things are the strength of science underpinned by our collaboration with the Shanghai Institute of Biochemistry, which is a serious, serious scientific institute. The second is the overall business model, how we are trying to roll-out a series of products over the next three to five years, but also how we are looking to second generation products and acquiring technology out of the SIB. And third, I would ask people just to look at the quality of the management team we have built around us and I know everyone says that, but realistically we have brought pretty heavyweight people in who have made commitments to come and work with us, with a view to being part of a real success story

TWST: Thank you. (DG)

PAUL EDWARDS
CEO
GeneMedix Plc
Waterwitch House
Exeter Road
Newmarket
Suffolk
CB8 8RX
+44 1638 663320
+44 1638 663411 – FAX
e-mail: general enquiries: enquiries@genemedix.com
e-mail: business development enquiries: j.turnbull@genemedix.com

Each Executive who is the featured subject of a TWST Interview is offered the opportunity to include a Corporate Profile or other highlight material to be provided and sponsored by and for the company.



GeneMedix **press release**

Appointment

Steve Harris has been appointed as a non-executive Director of GeneMedix plc with effect from 1 July 2002.

Mr Harris graduated with a Bachelors degree in Pharmacy in 1964, and was admitted to membership of the Pharmaceutical Society of Great Britain in 1965, being elected a Fellow of the Society in 2000.

His entire career has been spent in the pharmaceutical industry working with multinational companies such as ICI Pharmaceutical Division (now part of AstraZeneca), Merck Sharp and Dohme, Eli Lilly and Reckitt and Colman, as well as start-up companies such as Gensia and Medeva. He resigned as a Director of Medeva in 1995 to set up his own consultancy business and is also a non-executive Director of several companies in the healthcare field.

Mr Harris is currently a director of Proteome Sciences plc, SkyePharma plc, Microscience Ltd, Trigen Ltd, London Capital Ltd, Advanced Medical Solutions, Prophilian plc and Sinclair Pharma Ltd. He has also been a Director of Ultramind Ltd within the last five years.

Commenting on the appointment, Paul Edwards, the Chief Executive of GeneMedix plc, said:

"We are delighted that Steve has accepted our offer to join us as a non-executive Director. We feel that his knowledge of the sector and his extensive experience will add real value to the workings of the board."

There are no further matters to be disclosed pursuant to paragraph 16.4 of the Listing Rules.

2 July 2002

ENQUIRIES:

GeneMedix plc **Tel: +44 (0) 1638 663320**
Julian Attfield, Chief Financial Officer

College Hill **Tel: +44 (0) 20 7457 2020**
Nicholas Nelson
Clare Warren


SkyePharma PLC


GMX
GeneMedix

PRESS ANNOUNCEMENT – FOR IMMEDIATE RELEASE

SkyePharma and GeneMedix
Sign Interferon alpha-2b Development Agreement

LONDON, [July 2 2002] – SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) and GeneMedix plc (LSE:GMX) today announce the signature of a Joint Agreement to develop an extended release formulation of interferon alpha-2b using SkyePharma's proven DepoFoamÆË injectable drug delivery technology. Interferon alpha-2b is already accepted as a part of the standard therapy in the treatment of Hepatitis C and Hepatitis B infection, and as an adjunct to chemotherapy in certain forms of cancer.

Paul Edwards, GeneMedix' Chief Executive Officer, commented: *"This Agreement is an important milestone in the development of GeneMedix. Our stated objective is to develop innovative formulations of our recombinant proteins, enabling us to compete more successfully, especially in Europe and the USA. This deal with SkyePharma gives us access to an advanced project using proven drug delivery technology."*

SkyePharma has already formulated interferon alpha-2b with its DepoFoam technology. Reflecting this, and the value of the DepoFoam licensing rights, SkyePharma received from GeneMedix an initial payment of US$5m. The payment was satisfied through the issue of an unsecured Note, carrying a 5% coupon, which is convertible at any time into between approximately 8.3 million and 11.2 million fully paid, ordinary GeneMedix shares. GeneMedix has the option to redeem the Note for cash in certain circumstances. In addition, SkyePharma will receive undisclosed milestones payable against progress through clinical development. The two companies will assume equal shares of further development and manufacturing costs and will also share potential milestones received and royalties from a third party on the eventual out-licensing and sales of the product.

Therapeutic proteins are easily degraded inside the body. SkyePharma's proven DepoFoam™ extended release, injectable technology, combined with GeneMedix' recombinant interferon alpha-2b, has the possibility to deliver therapeutic doses of the protein in a controlled manner for a period up to 28 days from a single injection. This would represent a considerable benefit to patients with Hepatitis C whose current treatment may require injection of interferon alpha-2b every few days.

Michael Ashton, SkyePharma's Chief Executive Officer, commented: *"Extended-release formulations of macromolecules, particularly proteins, create a substantial market opportunity believed to be worth in excess of US$10 billion. We have several third-party development agreements already in place and now intend to capitalise on our in-house expertise by specifically targeting deals where we share the potential rewards. The synergy between GeneMedix' expertise in the manufacture of recombinant proteins and our extended release technologies presents an exciting prospect for many such projects in the future."*

- ENDS-

Enquiries:

GeneMedix plc +44 (0)1638 663 320
Paul Edwards, Chief Executive Officer

College Hill +44 (0)207 4572020
Clare Warren / Michael Padley

SkyePharma PLC +44 (0)207 491 1777
Michael Ashton, Chief Executive Officer
Valerie Tate, Head of Investor Relations
Sandra Haughton, US Investor Relations +1 (212) 753 5780

Buchanan Communications +44 (0)207 466 5000
Tim Anderson / Nicola How

Notes

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by enhanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

GeneMedix plc is establishing a portfolio of high quality, recombinant protein products to treat both acute and chronic diseases by efficiently managing intellectual property, building a manufacturing network and establishing long term collaborations with marketing partners to provide those products at affordable prices on a global basis. Further information is available on http://www.genemedix.com.

Hepatitis C is one of the most serious forms of hepatitis, a major global disease that can lead to serious complications including liver cancer. Less than 2% of the world's estimated 170 million chronically-infected Hepatitis C patients receive therapy. A new report (Decision Resources, Inc) finds the market for Hepatitis C treatments "poised for dramatic growth". The report forecasts that sales of pharmaceuticals to treat Hepatitis C-infected patients will increase almost threefold between 2001 and 2011 in the major pharmaceutical markets (the United States, France, Germany, Italy, Spain, the United Kingdom, and Japan), growing from $1.7 billion in 2001 to a projected $6.6 billion in 2001.



GeneMedix

press release

Dr K Tan

Further to the recent forced disposal of shares in K S Biomedix Holdings plc by Dr Kim Tan, Chairman, to realise collateral that had been secured against loans by Merrill Lynch, the directors of GeneMedix plc note the sharp movement in the company's share price.

The directors of GeneMedix plc would like to make it clear that there is no liability against Dr Tan's shareholding in GeneMedix and that the rumours of a similar disposal of Dr Tan's shareholding in GeneMedix are inaccurate and untrue.

Dr Kim Tan, Chairman, commented:

"The sale of K S Biomedix shares was carried out in a closed period and not within my control. I can confirm that all outstanding loans by Merrill Lynch have now been satisfied.

"I remain fully supportive of GeneMedix and have no plans to sell shares in the company."

1 July 2002

ENQUIRIES:
College Hill — Tel: 020 7457 2020
Nicholas Nelson/Clare Warren



GeneMedix **press release**

GeneMedix plc
Opening of manufacturing facility and analysts' meeting in Ireland

GeneMedix plc ("GeneMedix" or "the Company"), the UK based biopharmaceutical company, is pleased to announce the opening ceremony of its state-of-the-art mammalian cell manufacturing operation in Tullamore, Ireland, to produce recombinant Erythropoietin (EPO). Commissioning and validation of the facility will now commence in preparation for commercial production, which is expected to begin in mid 2003.

The facility, which has been built by GeneMedix to meet international GMP standards, has been completed on schedule and within budget. There are currently 11 GeneMedix staff to run the facility and this is expected to rise to 30 when full-scale manufacture begins.

GeneMedix has taken a leading role in the provision of high quality manufacturing of therapeutic proteins, which will provide cost-effective treatments for many patients on a global scale. Erythropoietin manufactured in Tullamore will be sold firstly in the Asian markets, prior to launch into Europe when the regulatory pathway has been established.

Paul Edwards, Chief Executive, commented:

"We are delighted that we have met our targets in completing the build of our Tullamore facility on time and to budget, and have now established a strong operating and management team. We see this as the first in a number of key milestones we expect to complete this year: we plan to expand our product range, further increase our manufacturing capabilities and conclude a deal with a major European marketing partner. We are confident that this state-of-the-art manufacturing plant will help to establish our position as a leading supplier of high quality, cost effective generic biopharmaceuticals."

GeneMedix has invited a number of analysts and investors to participate in the opening ceremony, which commences today at 11.30 am in Tullamore.

No material new information will be disclosed at the opening.

24 June 2002

ENQUIRIES:

GeneMedix plc **Tel: 01638 663 320**
Paul Edwards, Chief Executive

College Hill **Tel: 020 7457 2020**
Michael Padley/Clare Warren



press release

GeneMedix plc and Gland Pharmaceuticals

Manufacturing and sales and distribution agreements signed with Gland Pharmaceuticals in India
GeneMedix plc (GMX or 'the Company'), the UK-based biopharmaceutical company, announces that it has entered into two separate agreements with Gland Pharmaceuticals (Gland), one of India's leading suppliers of speciality pharmaceutical products.

The Company was established in Hyderabad in 1978 to specialise in the manufacture of sterile injectable products and in 1996 formed a partnership with the Vetter Group, of Germany, to deliver parenteral products (non-oral delivery) to the global market. The Company has a leadership position in India with heparin, low molecular weight heparin and other niche products in the cardiovascular and orthopaedic fields.

Under the Sales and Distribution Agreement, Gland has been appointed to be the exclusive distributor, and will market and sell GeneMedix's products throughout India. Initial sales are expected in 2003.

Gland will also carry out, under the Manufacturing Agreement, specialised manufacturing operations to provide product in presentations such as pre-filled syringes, initially for the Asian market and for the global market as product approvals are granted. Current customers of Gland include Schering Plough (India), Aventis (India) and several large Indian Pharma companies.

Paul Edwards, CEO of GeneMedix, commented:

"This agreement builds upon our earlier one to supply the ASEAN territories. India is poised to become an important player in the biopharmaceutical field and we are therefore delighted to be working with an established, professional organisation such as Gland. We hope this arrangement is the beginning of a long relationship between our two companies.

"This is a further step towards GeneMedix meeting the objectives laid down in our original business plan. We continue to make progress and are confident regarding the future prospects of the Group."

Dr Ravi Penmetsa, Managing Director of Gland, said:

"It has been our stated aim to establish a relationship with a biotech company with global aspirations. We feel that GeneMedix is an ideal partner for Gland as both our companies are seeking to establish a strong and sustainable presence in the biotech marketplace."

30 April 2002

ENQUIRIES:

GeneMedix plc — Tel: 01638 663 320

Paul Edwards, Chief Executive Officer

College Hill — Tel: 020 7457 2020

Michael Padley



GeneMedix **press release**

GeneMedix plc and Gland Pharmaceuticals

Manufacturing and sales and distribution agreements signed with Gland Pharmaceuticals in India GeneMedix plc (GMX or 'the Company'), the UK-based biopharmaceutical company, announces that it has entered into two separate agreements with Gland Pharmaceuticals (Gland), one of India's leading suppliers of speciality pharmaceutical products.

The Company was established in Hyderabad in 1978 to specialise in the manufacture of sterile injectable products and in 1996 formed a partnership with the Vetter Group, of Germany, to deliver parenteral products (non-oral delivery) to the global market. The Company has a leadership position in India with heparin, low molecular weight heparin and other niche products in the cardiovascular and orthopaedic fields.

Under the Sales and Distribution Agreement, Gland has been appointed to be the exclusive distributor, and will market and sell GeneMedix's products throughout India. Initial sales are expected in 2003.

Gland will also carry out, under the Manufacturing Agreement, specialised manufacturing operations to provide product in presentations such as pre-filled syringes, initially for the Asian market and for the global market as product approvals are granted. Current customers of Gland include Schering Plough (India), Aventis (India) and several large Indian Pharma companies.

Paul Edwards, CEO of GeneMedix, commented:

"This agreement builds upon our earlier one to supply the ASEAN territories. India is poised to become an important player in the biopharmaceutical field and we are therefore delighted to be working with an established, professional organisation such as Gland. We hope this arrangement is the beginning of a long relationship between our two companies.

"This is a further step towards GeneMedix meeting the objectives laid down in our original business plan. We continue to make progress and are confident regarding the future prospects of the Group."

Dr Ravi Penmetsa, Managing Director of Gland, said:

"It has been our stated aim to establish a relationship with a biotech company with global aspirations. We feel that GeneMedix is an ideal partner for Gland as both our companies are seeking to establish a strong and sustainable presence in the biotech marketplace."

30 April 2002

ENQUIRIES:

GeneMedix plc — Tel: 01638 663 320

Paul Edwards, Chief Executive Officer

College Hill — Tel: 020 7457 2020

Michael Padley


GMX

GeneMedix **press release**

GeneMedix plc
First product sales made and development update

GeneMedix plc ('GMX'), the UK-based biopharmaceutical products company, announces that it has made the initial sales of its first product, GM-CSF (granulocyte macrophage-colony stimulating factor) in China. Sales began in December 2001 under the product name Neustim.

Following consultation with the Malaysian National Pharmaceutical Central Bureau, a pivotal clinical trial for Neustim has also been planned in Malaysia. It is anticipated that the regulatory and ethics committee approval will allow commencement of trials within the next two to three months, with completion in the third quarter of 2002. Approval in Malaysia will allow the company to market Neustim in the South-East Asian countries.

The plant under construction in Ireland, for the production of erythropoeitin, is on schedule, and is anticipated to be complete in the second quarter of 2002, following which we will commence the commissioning and validation of the facility.

Paul Edwards, Chief Executive Officer of GeneMedix, commented:

'The achievement of product sales prior to the end of 2001 is a significant milestone for GeneMedix. Whilst our anticipated first year sales will be modest as we broaden our market reach, this is nevertheless a key achievement for us. When viewed with our encouraging progress in other parts of the world, including our clinical programme in Malaysia and the construction of our manufacturing plant in Ireland, we are confident that we are moving towards our goal of becoming a leading global provider of a range of high quality pharmaceutical proteins.'

16 January 2002

ENQUIRIES:

GeneMedix plc **Tel: 01638 663 320**

Julian Attfield, Chief Financial Officer

College Hill **Tel: 020 7457 2020**

Michael Padley

Clare Warren



GeneMedix **press release**

GENEMEDIX PLC
China Distribution Agreement Signed

GeneMedix plc ("GMX"), the UK based biopharmaceutical company, announces that it has signed an exclusive distribution agreement with Shanghai CAS Shenglongda Biotech (Group) Ltd. ("SLD") to sell its first product, GM-CSF (Granulocyte Macrophage-Colony Stimulating Factor), under the product name Neustim, into the Chinese market.

SLD is a subsidiary of Shanghai Shuanglong (part of the Longtao Group, a conglomerate listed on the Shanghai Stock Exchange). It has 16 subsidiaries and affiliates directly involved in biotechnology and has established strong distribution outlets, especially in the Shanghai area, as well as having extensive sales networks in Eastern, Central and Southern China. SLD currently employ over 100 people directly involved in sales and marketing.

Paul Edwards, the Chief Executive Officer of GeneMedix, commented:

"This is an important agreement for us, as it provides us with the ability to enter the Chinese market with a partner who is already known to us, who understands the complex requirements of doing business in China and has an established network in place to support a product launch.

The choice of partner was very important us as it is another step in achieving our goal of becoming a leading global provider of a range of high quality pharmaceutical proteins."

9 November 2001

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663 320**
Paul Edwards, Chief Executive

College Hill — **Tel: 020 7457 2020**
Michael Padley
Clare Warren



GeneMedix **press release**

GENEMEDIX PLC
Appointment of Financial Advisor and Corporate Broker
Notification of Results for the 3rd Quarter to 31 August 2001

GeneMedix plc, the UK based biopharmaceutical company, announces that it has appointed Nomura International plc as its financial advisor and corporate broker with immediate effect.

GeneMedix plc would like to thank their former financial advisor Insinger English Trust and corporate broker Collins Stewart for their support and advice, both of which have made a significant contribution to the progress of the Group to date. The Company will be announcing results for the 3rd Quarter ended 31 August 2001on Monday 19 November 2001.

2 November 2001

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663 320**
Paul Edwards, Chief Executive

Nomura — **Tel: 020 7521 2000**
Charles Spicer

College Hill — **Tel: 020 7457 2020**
Michael Padley
Clare Warren



press release

GENEMEDIX PLC
Malaysian Manufacturing and
Sales & Distribution Agreements signed

GeneMedix plc (GMX or "the Company"), the UK based biopharmaceutical company, announces that it has entered into two separate agreements with Hovid SDN BhD ("Hovid"), one of Malaysia's leading pharmaceutical manufacturers. Hovid was founded in 1945 in Ipoh, Malaysia, and is active in the development and manufacturing of pharmaceutical specialities, drug delivery systems and phytonutrient products. Currently employing approximately 400 people, Hovid has a portfolio of over 100 ethical products, and exports to over 30 countries worldwide

Under the Sales and Distribution Agreement, Hovid has been appointed exclusively to distribute, market and sell GeneMedix's products within Malaysia and other countries that make up the Association of South East Asian Nations (ASEAN).

Hovid will also carry out, under the Manufacturing Agreement, vialling and packaging operations for the Company's first three products, namely Granulocyte macrophage-colony stimulating factor (GM-CSF), Erythropoietin (EPO) and alphainterferon. Hovid will commence the design and build of a purpose built, state-of-the-art manufacturing facility immediately. It is anticipated that the plant will be completed in late 2002 with the first sales in the region expected in early 2003.

Paul Edwards, CEO of GeneMedix, commented:

"These agreements are consistent with our business plan under which we steadily extend the number of territories in which we market our products. We are therefore delighted to be entering the ASEAN region, with such a high quality and highly respected partner as Hovid. Hovid can also meet our requirement for a fill/finish operation within the region that will allow us to produce high quality product for the global market.

The Company continues to make progress and we remain confident that we will succeed in meeting our business objectives."

David Ho, Managing Director of Hovid, said:

"We are delighted to be entering into these agreements with GeneMedix. We believe that the range of products in the GMX portfolio, coupled with our manufacturing, quality and marketing skills, will provide both our companies with the opportunity to provide high quality affordable medicines to patients across the region."

16 October 2001

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663320**
Paul Edwards, Chief Executive

College Hill — **Tel: 020 7457 2020**
Michael Padley
Clare Warren



GeneMedix **press release**

GeneMedix plc
Commercialisation agreement with the Institute of Biochemistry and Cell Biology

GeneMedix plc (GMX or "the Company"), the UK based biopharmaceutical company, announces that it has entered into a five year agreement with the Shanghai Institute of Biochemistry and Cell Biology (IBCB), a leading Institute of The Chinese Academy of Sciences. Under the agreement GeneMedix will be granted the first right of refusal to the worldwide commercialisation rights (excluding China) of novel intellectual property and technology know-how, generated by the IBCB. In return for the worldwide licence for a particular invention, GMX is required to pay a percentage of all net commercialization revenues it receives in respect of licensed IP and/or any products.

In order to maximise the commercial potential of this technology, GMX is establishing a new business unit to focus specifically on the exploitation of the licensed products. The Company's non-executive Chairman, Dr Kim Tan, has agreed to work with the business unit on a consultancy basis, to advise on the commercialisation routes for novel inventions.

Paul Edwards, CEO of GeneMedix, commented:

"This is an exciting extension of our relationship with our partners in China. The agreement gives GMX access to a broader base of technology from this world-class Institute further strengthening our technology base and thus our potential for significant out-licensing opportunities."

Professor Li Bo-Liang, Director of the IBCB, said:

"We are delighted to strengthen our links with GeneMedix, and feel sure that this agreement will help us to commercialise our high quality research in the international arena."

27 September 2001

ENQUIRIES:

GeneMedix plc — Tel: 01638 663 320
Paul Edwards, Chief Executive

College Hill — Tel: 020 7457 2020
Michael Padley/Clare Warren

NOTES FOR EDITORS:

The Shanghai Institute of Biochemistry and Cell Biology was formed by a merger of the Shanghai Institute of Biochemistry (SIB) and the Shanghai Institute of Cell Biology (SICB). This enlarged institution boasts 55 independent research groups and several prestigious labs including the State Key Laboratory of Molecular Biology, the Max-Planck Guest Laboratory and the Open Laboratory of Molecular Cell Biology. The IBCB has a staff of over 500, with the majority of personnel engaged directly in research. Many of the doctorates from the Institute choose to continue their postdoctoral research overseas, resulting in over 400 alumni currently carrying out research or working in the USA.



GeneMedix **press release**

First product approval / Director of Sales and Marketing (China) appointed

19 July 2001

GeneMedix plc ("GMX" or "the Company"), the UK based biopharmaceutical company, has received approval from the Chinese State Drug Administration (SDA) to sell granulocyte macrophage colony stimulating factor (GM-CSF). The initial product presentation will be a 150µg pack, followed by 50µg and 75µg packs.

Recombinant human GM-CSF, generated through recombinant DNA technology using E.coli, is used in the treatment of neutropenia or low white blood cell count, which is induced by chemotherapy associated with cancer, bone marrow transplants and AIDS-related disorders.

It is anticipated that the supplementary regulatory approval for the additional product presentations and the price approval process will be completed within the next few months. The products will be sold under the GeneMedix brand name Neustim. The market size for colony stimulating factors in China is estimated to be in the region of $25 million per year and this is currently increasing at a rate in excess of 20% per annum.

The Company also announces that it has appointed Dr He Huaming as Director of Sales and Marketing (China). Dr He, a qualified medical doctor, was previously employed in a number of commercial roles at MSD (China) and Wyeth-Lederle Pharmaceutical Ltd. His most recent role was Group Product Manager, China and Hong Kong, responsible for antibiotics and oncolytics.

Paul Edwards, Chief Executive Officer of GeneMedix, commented:
"*Receiving marketing approval from the SDA is extremely good news, as it puts us in a position to launch our first product into the Chinese market. We are currently in full-scale product manufacture, and are moving ahead with our pre-launch activities. We are delighted to have attracted someone of the quality of Dr He, who will play a pivotal role in the success of GeneMedix in China.*

The news of this marketing approval is a very significant step in the evolution of GeneMedix, as it will move us from being a development company into an income generating pharmaceutical products company."



GeneMedix **press release**

New Biotechnology Manufacturing Plant Tanaiste Statement

23 May 2001

New Biotechnology Manufacturing Plant
Tanaiste (Deputy Prime Minister) Statement

Tanaiste and Minister for Enterprise, Trade and Employment, Mary Harney TD welcomed the announcement today (Wednesday 23 May 2001) by GeneMedix plc that it is to establish its European manufacturing centre, incorporating development and technical support capability, in Tullamore, following the conclusion of discussions with IDA Ireland. The project will involve investment of 7.2 million and is expected to create up to 30 jobs during the initial start-up phase.

The Tanaiste said:

"*This further expansion of the biotechnology sector in Ireland is excellent news and GeneMedix adds a key internationally recognised name from the sector, strengthening the base of biotechnology companies here. Ireland has been the lead centre in Europe for the pharmaceuticals industry over the last decade and the current IDA Ireland strategy is to consolidate this position through securing key investment in the biotechnology sector in the years ahead. It is great that Tullamore has attracted the GeneMedix investment because it puts the town on the map as a centre for this most advanced and high-skilled industry.*"

GeneMedix is a well-recognised company in the UK, which is poised to take advantage of new emerging opportunities in both Far Eastern and European markets for specialised biotechnology-based pharmaceutical products. The initial activity in Tullamore will involve the installation of a state of the art mammalian cell-manufacturing facility for the production of Erythropoietin, a product that the company plans to bring to the market over the next 2 to 3 years. Erythropoietin is used for the treatment of anaemia, particularly in patients with chronic renal failure.

The Tanaiste, in welcoming this news, said that she had pushed hard for action in Tullamore and was pleased with the progress being made and with the work of the local task force under the Chairmanship of County Manager, Niall Sweeney. She also noted that the IDA was making solid progress on developing a cluster of quality industries in the healthcare sector in the region and that GeneMedix would be joining other leading names such as Tyco, Boston Scientific and Isotron in the emerging international healthcare sector around Tullamore.

GeneMedix plc was established in 1997 to research and develop low-cost, high-value, proteins. Since its flotation on 30 November 2000 on the London Stock Exchange and 1 December 2000 in Singapore, the company has continued to recruit leading pharmaceutical and biotechnology experts to increase its management and research strengths. Although only in the early stages of commercialisation GeneMedix has already raised net proceeds of 37 million from its IPO and two private placings last year. The Company's first manufacturing facility is in China, with Tullamore being its second facility.



press release

Second Manufacturing Plant In Ireland

23 May 2001

GeneMedix plc announces its intention to build second manufacturing plant in Ireland. Investment of £4.4 million.

GeneMedix plc ("GMX" or "the Company"), the UK based biopharmaceutical company, has received approval from the Investment and Development Agency (IDA) Ireland to acquire a 15 year lease on a 20,000 sq ft advanced manufacturing building in Tullamore, Co Offaly, Ireland. GMX has already completed a conceptual design study to install a state-of-the-art mammalian cell manufacturing operation to produce recombinant Erythropoietin, a product that the Company plans to bring to market within the next 2 years.

The Company also announces that it has appointed IDC as the managing engineers to oversee the entire installation project. Following the design stage, installation work is scheduled to commence in Q3 2001, with mechanical completion expected in Q3, 2002. It is anticipated that commercial manufacture will commence in early 2003, following validation and regulatory submissions.

The project will involve investment of £4.4 million (7.2m) and is expected to create up to 30 jobs during the initial start-up phase. The project will be funded from existing resources.

Paul Edwards, Chief Executive of GeneMedix, commented:
"*This mammalian cell facility will complement the microbial fermentation plant we already have in Shanghai. We will then have manufacturing facilities on two continents that will have the capabilities to produce a range of products to international pharmaceutical standards. We chose Ireland for our second manufacturing facility for a number of reasons which included the fiscal incentives, the existing patent situation, the strong pharmaceutical infrastructure within the Republic of Ireland and the access to major international markets. It should also be acknowledged that the on-going support offered by the*

Investment and Development Agency Ireland, was also a major factor in our decision making process".

Tanaiste and Minister for Enterprise, Trade and Employment, Mary Harney TDA, said:
"*We are delighted that a company with world leading technology has chosen Ireland as its European base. This further expansion of the biotechnology sector in Ireland is excellent news and GeneMedix adds a key internationally recognised name from the sector, strengthening the base of biotechnology companies here.*"

IDC is an employee-owned Engineering and Construction Company. With 18 offices around the world, it specializes in supporting clients in the Pharmaceutical, Microelectronics and Food/Consumer Products industries. The IDC Dublin office was incorporated in 1991 and has subsequently executed projects for a wide variety of clients both within the Republic and throughout Europe. This office has handled new and retrofit, large and small projects.



press release

Block and Option Listing

13 March 2001

GeneMedix plc (the "Company") announces that it has made a block application for the admission to listing of up to 500,000 ordinary shares of 1p each ("Ordinary Shares") that may be issued upon exercise of options granted under the GeneMedix Employee Individual Option Agreements.

The Company has also received notice today of the exercise of an employee option, and has allotted 44, 250 Ordinary Shares, subject to admission to listing.



GeneMedix **press release**

Acquisition of Shanghai Dongxin Biotechnology

4 January 2001

GeneMedix plc (GMX), the UK biogeneric pharmaceutical company, announced today that its conditional agreement with the Shanghai Shenlongda Biotech (Group) Ltd (SLD), to acquire 75% of the shares in one of its subsidiaries, the Shanghai Dongxin Biotechnology Co Ltd (SDB), had been formally approved with a business licence having been issued by the Shanghai Foreign Economics and Trade Committee. Full details of the agreement are contained in the Listing Particulars dated 24 November 2000. The company will be renamed The Shanghai GeneMedix Biotechnology Company Limited.

A Board of Directors has been appointed to SDB consisting of Paul Edwards (CEO of GMX) as Chairman, Dr Hong Hoi Ting (co-founder and board member of GMX), Tony Gasson (Technical Director of GMX) and Fang Yongsheng (SLD). Tony Gasson will be located in Shanghai, to act as Executive Director, overseeing the Chinese Operations.

Shanghai Dongxin Biotechnology Co Ltd is a biopharmaceutical company, based in the high technology business park in the Pudong district of Shanghai. The facility is fitted with state-of-the-art sterile manufacturing equipment, and has recently undergone a successful regulatory inspection from the Chinese authorities.

It currently manufactures recombinant human GM-CSF, a treatment for patients with a low white blood cell count, induced by chemotherapy associated with cancer and AIDS related disorders, and has the expansion capacity to introduce other products currently being developed by GMX.

New Appointment

GMX has also announced the appointment of Thomas Cheng as General Manager of SDB. Thomas joins GMX from Messer Donghai Co Ltd, a joint

venture company set up to provide food grade CO2, where he held the position of General Manager. Thomas had previously held senior positions with Johnson and Johnson (China) Ltd.

Commenting on the Business Licence approval, Paul Edwards, Chief Executive Officer of GeneMedix plc said:

"*We are delighted that we have been granted a business licence from the Chinese authorities, giving us the go-ahead for the joint venture. We anticipate our first product launch from this facility in the first half of this year, and we have already commissioned an engineering scoping study for the expansion of the plant, to allow further products to be produced to international pharmaceutical standards.*
It is important that we establish an experienced management team to run the Chinese facility, and as such we are delighted that Thomas Cheng has agreed to join GeneMedix, and that Tony Gasson has accepted a position of Executive Director on the board of SDB, and will be taking up residence in Shanghai.

The establishment of this Chinese joint venture is just the first step in achieving our business objectives. We now have four products (GM-CSF, alpha-interferon, erythropoietin and epidermal growth factor) undergoing either process validation or late stage process development, and anticipate having all four products on the market within the next 24-30 months. This will commence with GM-CSF later this year. We are also in discussions regarding the establishment of other manufacturing operations, which will allow us to achieve our goal of being a global supplier of biogenerics."

Biographies

Mr Tony Gasson BSc, MSc, MA, MIBiol, FRSC
Aged 63, Tony has held various senior positions at Wellcome Laboratories for 27 years. Other roles have included Head of Quality Management at Public Health Laboratory Service, Centre for Applied Microbiological Research and Industrial Specialist for Courtaulds Engineering. In recent years he has been involved in the construction and validation of pharmaceutical facilities in international locations, including China, Poland, Egypt, India and the UK.

Mr Thomas Cheng BSc, MBA
Aged 39, Thomas graduated in Engineering from Shanghai University. He commenced his career with the Shanghai Medical Instruments Co, before joining

Johnson and Johnson (China) in 1988. His various roles included the setting up and operating of a GMP standard plant in Shanghai and the project coordination between China and the UK. In 1999, he joined Messer Donghai Co Ltd as General Manager, establishing a joint venture to produce food grade CO2. He obtained his MBA in 1997 from the China Europe International Business School, and is fluent in English and Mandarin.


GMX
GeneMedix

press release

Placing of 22,277,778 Ordinary Shares of 1p each at a price of 90p to raise £20 million

27 November 2000

GeneMedix plc, a biogeneric pharmaceutical company involved in the development, manufacture, and marketing of generic versions of branded therapeutic proteins, using recombinant DNA technology, announces the details of its fundraising and confirms its Listing on the London and Singapore Stock Exchanges.

- Placing to raise £20 million
- Market capitalisation £260.7 million, at Listing
- Shares in issue following the Placing 289,660,252
- Proceeds to part finance acquisition of Shanghai Dongxin Biotechnology Company, to develop additional facilities and for additional working capital
- Growth Market - focusing on large market, high value, non patented protein products

The Company is to raise approximately £20 million through a Placing of 22.2 million Ordinary Shares at 90p each, valuing the Company at £260.7 million. Dealings in the shares are expected to commence in London on Thursday 30 November 2000 and in Singapore on Friday 1 December. The Financial Advisor and Sponsor in London is English Trust Company Limited, UK Broker to the UK Placing is Collins Stewart Limited. The Singapore Manager and Placing Agent is Overseas Union Bank Limited and the Singapore Co-ordinator is Millennium Securities Pte Limited.

Paul Edwards, Chief Executive, commented: "We believe the dual Listing will raise the Company's profile within the market place and allow us to expand the sales and operational teams. We are making significant progress and expect to market the first, in what is currently a range of seven products, in China in early 2001."



GeneMedix **press release**

Listing on the London Stock Exchange and Mainboard of the Singapore Exchange
First Life Sciences Company to list in Singapore

22nd November 2000

GeneMedix plc (GMX), the UK biogeneric pharmaceutical company, announces that it is to apply to list on the London & Singapore Stock Exchanges. UK-based GeneMedix plc is set to become the first Life Sciences company to list on the Singapore Exchange Securities Trading Limited (SGX-ST).

GeneMedix is a biogeneric pharmaceutical company involved in the development, manufacture, and marketing of generic versions of branded therapeutic proteins, using recombinant DNA technology. The Company is seeking a primary listing on the London Stock Exchange and, concurrently, a secondary listing on the Singapore SGX-ST. In conjunction with the listings, the Company will be placing with investors in Singapore and UK to raise funds for its expansion plans.

GeneMedix's shares have been traded since January 2000 on London's OFEX, the off-exchange trading facility. At its suspension price of £1.22 (ex-bonus) on 18 September 2000, the Company commanded a market valuation of approximately £300 million.

GeneMedix was founded by Dr Tan and Dr H H Ting in November 1997. The principal activity of the Company is the development, manufacture and marketing of generic versions of branded therapeutic proteins, using recombinant DNA technology. These proteins are produced by inserting the gene that codes for the particular protein into a bacterium, yeast or mammalian cell. The bacterium, yeast or mammalian cell is then grown in fermenters to produce the protein.

GeneMedix has established collaborations with the internationally renowned Shanghai Institute of Biochemistry, a flagship of Chinese biochemical research. The Company has targeted a number of large market value proteins that are either not patent protected in certain territories or have patents expiring in the

next 5 to 10 years. These products are intended to be marketed initially in Asia as GeneMedix brands before they are expanded into other markets, including Eastern Europe. Its first product, granulocyte macrophage-colony stimulating factor ("GM-CSF"), has been granted a new drug certificate in The People's Republic of China (China) and is scheduled for market launch in China in early 2001. Other products scheduled for manufacture in 2002 are Erythropoietin ("EPO") for increasing red blood cells in cancer patients and Interferon-alpha for the treatment of hepatitis.

GeneMedix has entered into an agreement to acquire a 75% shareholding in Shanghai Dongxin Biotechnology Company Limited, a Chinese biopharmaceutical manufacturing company. It intends to upgrade this facility to Western Good Manufacturing Practice (GMP) standards. It also has a medium-term plan to establish other manufacturing facilities, to Western GMP standards, over the next 12-24 months in other countries to produce a range of products for sale into the global market place.

Highly-Experienced Management Team

GeneMedix has assembled a senior management team of highly experienced executives, including the following:

Dr Kim Tan, a Malaysian-born scientist, is one of Britain's best-known and most respected biotechnology entrepreneurs. In the UK Sunday Times in March this year, Dr Tan was listed amongst the UK Top 10 entrepreneurs in the pharmaceuticals and biotechnology sectors. He is the co-founder of GeneMedix plc, founder and director of KS Biomedix (listed on the London Stock Exchange) and the non-executive Chairman of TranXenoGen, a company he helped bring to London's Alternative Investment Market (AIM) earlier this year.

Mr Paul Edwards MBE, Chief Executive Officer, has many years of experience in the biopharmaceutical industry and was formerly the General Manager of Genzyme Corporation's UK Operations. He is the former Chairman of the Manufacturing Advisory Committee of the UK BioIndustry Association and has acted as an adviser to the UK government's Department of Trade and Industry, advising on issues relating to the manufacture of biopharmaceuticals. In 1997, he was appointed as a Member of the Order of the British Empire (MBE) for services to biotechnology.

Dr H H Ting, Marketing Director (Asia), a co-founder of GeneMedix, is based predominantly in China, where he has in the past acquired significant experience in the Life Sciences. In his previous appointments, he worked for Amersham International plc in Hongkong, as a regional manager in charge of its Life Science business in the Far East and South East Asia, and as country manager for China. He has been consulting in China for multi-national corporations like Johnson & Johnson (China) and Westinghouse Electric Corporation, since the 1980s.

Market

The market for recombinant protein products or protein-based medicines has proven to be significant. There are now a number of protein products that have exceeded the US$1 billion annual sales total. The portfolio of products being developed by GeneMedix includes many of these "blockbusters".

Use of Proceeds from the IPO

The proceeds of the Placings in the UK and Singapore are intended, in part, to finance the acquisition of and development of the facilities of Shanghai Dongxin Biotechnology Company Limited, and construct or acquire further facilities for the manufacture of proteins and for working capital including marketing and product development costs.

Dr Kim Tan, Non-Executive Chairman of GeneMedix, commented: "*We decided to list GeneMedix in Singapore, as well as London, in view of the strong Government support for the Life Sciences sector.*

"*The Singapore Government's recent commitment to set aside $2 billion for the development of the Life Sciences is extremely encouraging and will go a long way towards creating a vibrant industry here. This should give Singapore a headstart and position it to become a centre for the Life Sciences in this region.*"



GeneMedix **press release**

Extraordinary General Meeting & Suspension of Dealing
Move to Official List

18 September 2000

GeneMedix plc (GMX), the UK biogeneric pharmaceutical company, announces that it is to apply to list on the London & Singapore Stock Exchanges and as a result has today requested that its shares be suspended on OFEX. This suspension is expected to continue until listing occurs.

Since the Company will be undertaking a major marketing exercise both to raise its profile and to raise further funds, the Directors consider that additional non-public information about the Company will become circulated prior to the publication of the listing particulars. Therefore the Directors have requested an immediate suspension of dealing in the shares of the Company on OFEX.

As announced at the time of issue of the interim accounts for the period ending 31 May 2000 the Directors intend to apply for the Company's shares to be admitted to the UK Official List of the London Stock Exchange. It is intended that at the same time application will be made for a listing on the Singapore Stock Exchange.

The Company also intends taking this opportunity to raise further capital to fund its future growth and the acquisition of 75% of the ordinary shares in Shanghai Dongxin Biotechnology Co Ltd, which owns a Chinese biopharmaceutical manufacturing facility, which was announced with the interim results.

A number of changes will be required to the Company's Articles of Association and to the share structure to enable the listing applications to proceed and shareholder approval is required for these changes. For this purpose an explanatory circular has been posted to shareholders today which includes a notice convening an Extraordinary General Meeting of the Company to be held 10.00 am on Monday 16 October 2000 at the office of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD.



GeneMedix **press release**

£6.5 million acquisition of Chinese biopharmaceutical company
£3.3 million placing

24 July 2000

ACQUISITION

GeneMedix PLC (GMX), the UK biogeneric pharmaceutical company, announced today that it had signed a Letter of Intent with Shanghai Shenglonda Biotech (Group) Ltd, to acquire 75% of the ordinary shares in one of its subsidiaries, the Shanghai Dongxin Biotechnology Co Ltd.

Shanghai Dongxin Biotechnology Co Ltd is a biopharmaceutical company, based in the high technology business park in the Pudong district of Shanghai. The facility is fitted out with state-of-the-art sterile manufacturing equipment, and has recently undergone a successful regulatory inspection from the Chinese authorities. It currently manufactures recombinant human GM-CSF, a treatment for patients with a low White Blood Cell (WBC) count, induced by chemotherapy associated with cancer and AIDS related disorders, and has the expansion capacity to introduce other products currently being developed by GeneMedix.

GMX expect that completion of the acquisition will take some 3 months allowing for the period necessary to obtain regulatory approvals in China. The consideration for the acquisition has been agreed as £6.5 million, which may be paid wholly in cash or part in shares at the vendors' discretion.

Following completion GMX will have an excellent manufacturing facility in China, close to the research base at the Shanghai Institute of Biochemistry. The plant will allow the Company to manufacture a range of products, initially for the Chinese market. However systems will be put in place that will meet with international regulatory standards, and allow GMX to address a wider market place.

PLACING

GMX also announces that it has conditionally placed 1,680,000 new ordinary shares at £2 per share raising approximately £3.3 million (net of expenses) for the Company. The funds raised by this placing will be used to accelerate and expand the operations of GMX, both in the UK and in the Far East.

GeneMedix CEO, Paul Edwards, commented: "*We have made significant progress in the period and we are hopeful of concluding the acquisition within the next 2-3 months. We will then have an excellent manufacturing facility in China, close to our research base at the Shanghai Institute of Biochemistry. This plant will allow us to manufacture a range of products, initially for the Asian market. However we intend to put systems in place that will meet with international regulatory standards, and allow us to address a wider market place. We are pleased with the support we have received from investors to our placing and are particularly pleased with the interest and enthusiasm we have met in Singapore. To enhance the status of GMX we are considering seeking a full listing, which will, in addition, broaden the base of possible investors. Whilst the Board cannot set a precise timetable for this we are hopeful that a listing will be achieved this year.*"

Approval and Risk Warnings:

Ordinary Shares in the Company may fluctuate in value in money terms and the investor may not get back the whole of that which he has invested.

OFEX is not a recognised or designated investment exchange. There is no recognised market for ordinary shares in the Company and it may be difficult for the investor to sell the investment or to obtain reliable information about its value or the extent of the risks to which it is exposed.

This announcement is not intended to contain any offer or invitation to acquire shares in the Company. To the extent, if at all, that this announcement constitutes an investment advertisement, English Trust Company Limited has approved this announcement for the purposes of Section 57 Financial Services Act 1986. English Trust Company Limited is regulated by The Securities and Futures Authority.

[**EDITORS' NOTE** only in the release for the press. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology. The Company will focus on high-value biotechnology drugs that are either unpatented in certain geographical areas with high market potential and/or are coming off patent in the next 2-5 years. Manufacturing and distribution of these products will be carried out by joint-venture companies in Asia.]



GeneMedix **press release**

GeneMedix in Global Licensing Deal with TranXenoGen Inc

1 March 2000

GeneMedix plc (GMX), the UK biogeneric pharmaceutical company, announced today that it has entered into an agreement to license its novel insulin precursor gene, a product of its gene technology, to US biotechnology company TranXenoGen Inc (TXG). GMX is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology. The company has completed several stages of its development work and is setting up operations in Asia to manufacture its products for the treatment of hepatitis, cancer and kidney dialysis patients.

TXG has developed a novel sperm-mediated transgenics technology for producing human proteins in the albumen of chickens' eggs. This second-generation transgenics technology will be used to produce insulin for use in the treatment of diabetes.

The incidence of patients with diabetes worldwide is projected to increase from 125 million in 1994 to 300 million by 2025 due to rising obesity, the "western diet" and the ageing population. The global diabetes market was valued at US$5.2bn in 1994.

TXG's innovative technology will enable the economic manufacture of large quantities of the therapeutic protein and leave it well placed to supply insulin to this rapidly growing market.

GMX has granted an exclusive worldwide license to TXG for use of its novel insulin precursor gene in transgenic applications. Under the terms of the agreement, GMX will receive US$6m in milestone payments plus royalties on worldwide sales of the insulin product. The majority of the value of the milestone payments relate to product approval.

Commenting on this announcement, GMX CEO Paul Edwards said:
"TranXenoGen has an exciting platform technology for producing large quantities of human proteins in eggs. We are therefore delighted to be

collaborating on this project, which may also pave the way for other further opportunities. This is the first completed deal since the Company joined OFEX in January."


GMX
GeneMedix

press release

Negotiations for product licensing

28 February 2000

GeneMedix plc (GMX), the biogeneric pharmaceutical company setting up operations in Asia, announces that it is in negotiations for the licensing of one product out of its gene technology range. This will be the first deal since the Company joined Ofex in January. GMX is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology. It is expected a further announcement will be made shortly.



GeneMedix **press release**

Trading commenced on OFEX

25 January 2000

GeneMedix plc (GMX), a biogeneric pharmaceutical company setting up operations in Asia, announces that its shares have today commenced trading on OFEX. GMX is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology. The Company will focus on high-value biotechnology drugs that are either unpatented in certain geographical areas with high market potential and/or are coming off patent in the next 2-5 years. Its first products, EPO for increasing red blood cells and Alpha-interferon for the treatment of hepatitis, are scheduled for product registration Q4 2000. Other products scheduled for registration in 2001 include GM-CSF for increasing white blood cells, Gamma-interferon for cancer and Insulin for treatment of diabetes. Manufacturing and distribution of these products will be carried out by joint-venture companies in Asia.

The Company has appointed Paul Edwards, former VP and GM of Genzyme Corporation's UK operation, as its Chief Executive Officer. The non-executive Chairman is Dr Kim Tan, Founder CEO of KS Biomedix Holdings plc, who is also the controlling shareholder.

Commenting on this announcement, Non-executive Chairman, Dr Kim Tan, says: *"We are delighted to have a market for the Company's shares. Trading on OFEX represents the first step in the company's corporate development."*

The biotech drugs in GeneMedix's portfolio are expensive to manufacture. Using improved technology and utilising the lower costs in Asia, we believe that these essential medicines can be manufactured and distributed more economically making them affordable to a larger segment of the Asian population. GeneMedix has an opportunity to be a significant player in the Asian market."

(11)

Registered No. 03468317

The Companies Acts

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

of

GeneMedix plc

(Adopted in substitution for and to the exclusion of all existing art..
by a special resolution passed on 2000)

DEFINITIONS AND INTERPRETATION

1. Definitions and interpretation

1.1 In these Articles, the following words and expressions have the meanings set opposite them:-

"Act": the Companies Act 1985

"these Articles": these articles of association as originally adopted or as altered from time to time

"Auditors": the auditors of the Company for the time being or, in the case of joint auditors, any one of them

"Board": the board of Directors from time to time of the Company or those Directors present at a duly convened meeting of the Directors at which a quorum is present

"cash memorandum account": an account so designated by the Operator of the relevant system concerned

"clear days": in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"Director": a director for the time being of the Company

"Depository": the Central Depository (Pte) Limited of Singapore, or any other corporation approved as a depository company or corporation for the purposes of the Singapore Companies Act (Cap. 50), which as a bare trustee operates the Central Depository System in Singapore for the holding and transfer of book-entry securities

"holder": in relation to shares, the member whose name is entered in the Register as the holder of the shares

"London Stock Exchange": the London Stock Exchange plc

"member": a member of the Company

"Office": the registered office of the Company

"Official List": the official list of the UK Listing Authority;

"Operator": a person approved by the Treasury under these Regulations as Operator of a relevant system;

"Operator - instruction": a properly authenticated dematerialised instruction attributable to an Operator;

"paid up": paid up or credited as paid up

"person entitled by transmission": a person entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law and whose name is entered in the Register in respect of the share

"recognised clearing house": a recognised clearing house within the meaning of the Financial Services Act 1986 acting in relation to a recognised investment exchange

"recognised investment exchange": a recognised investment exchange within the meaning of the Financial Services Act 1986

"Register": the register of members of the Company

"Regulations": the Uncertificated Securities Regulations 1995

"relevant system": the computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations

"Seal": the common seal of the Company or any official seal kept by the Company pursuant to the Statutes

"Secretary": the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary and any person appointed to perform the duties of secretary temporarily or in any particular case

"Statutes": every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company, including the Regulations

"system's rules": the rules, regulations, procedures, facilities and requirements of the relevant system concerned

"transfer instruction": a properly authenticated dematerialised instruction on a relevant system in accordance with the Regulations in such form, in such manner and from such person as the Directors may determine

"UK Listing Authority": the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services Act 1986 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part IV of that Act

"United Kingdom": Great Britain and Northern Ireland

1.2 The expressions "debenture" and "debenture holder" include "debenture stock" and "debenture stockholder".

1.3 References to writing include any method of reproducing or representing words in a legible and non-transitory form.

1.4 References to a document being executed include references to its being executed under hand or under seal or by any other method.

1.5 Unless the context otherwise requires, any words or expressions defined in the Statutes bear the same meaning in these Articles (or any part of these Articles) as the meaning in force at the date of the adoption of these Articles (or that part), save that the word "company" shall include any body corporate.

1.6 Except where the contrary is stated, a reference to a statute or a statutory provision includes any amendment or re-enactment of it.

1.7 Words importing the singular number only include the plural and vice versa. Words importing the masculine gender include the feminine and neuter gender. Words importing persons include corporations.

1.8 References to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

1.9 References to any security as being in certificated form or uncertificated form refer, respectively, to that security being a certificated unit of a security or an uncertificated unit of a security.

1.10 Headings are inserted for convenience only and shall not affect the construction of these Articles.

2. Table A excluded

None of the regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 or any other Statute shall apply as regulations or articles of the Company.

3. Form of resolutions

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Statutes or these Articles and a special resolution shall be effective for any purpose for which an extraordinary resolution is expressed to be required.

SHARE CAPITAL

4. Share capital

At the date of adoption of these Articles, the authorised share capital of the Company is £6,000,000 divided into 600,000,000 shares of 1 penny each.

5. Rights attached to shares

Subject to the Statutes and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, in the absence of any such determination or in so far as such ordinary resolution does not make specific provision, as the Board may determine).

6. Redeemable shares

Subject to the Statutes and without prejudice to any rights attached to any existing shares, shares may be issued which are to be redeemed or which are liable to be redeemed at the option of the Company or of the holder on such terms and in such manner as may be provided for by these Articles.

7. Unissued shares

Subject to the Statutes and these Articles, the Board may offer, allot, grant options over, or otherwise dispose of unissued shares or rights to subscribe for, or to convert any security into, such shares to such persons and on such terms as they think fit.

8. Payment of commissions

The Company may exercise the powers of paying commissions and brokerage conferred or permitted by the Statutes. Subject to the Statutes, any such commission may be satisfied by the payment of cash or by the allotment (or an option to call for the allotment) of fully or partly paid shares or partly in one way and partly the other.

9. Trusts not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or recognise (except as otherwise provided by these Articles or by law or under an order of a court of competent jurisdiction) any interest in any share except an absolute right to the whole of the share in the holder.

10. Variation of rights

10.1 Subject to the Statutes, all or any of the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of these Articles relating to general meetings shall mutatis mutandis apply to any such separate meeting and to any meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation of the rights attached to shares of that class, except that: (a) the necessary quorum shall be two persons between them holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, shall be any holder of shares of that class who is present in person or by proxy whatever the number of shares held by him; (b) any holder of shares of that class present in person or by proxy may demand a poll; and (c) every holder of shares of that class shall on a poll have one vote in respect of every share of that class held by him.

10.2 The provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class (and to any meeting of the holders of such shares held otherwise than in connection with the variation or abrogation of those rights) as if each group of shares of the class differently treated formed a separate class.

11. Matters not constituting a variation of rights

The rights attached to any share or class of shares shall not, unless otherwise

expressly provided by its terms of issue, be deemed to be varied, abrogated or breached by:

11.1 the creation or issue of further shares ranking pari passu with it; or

11.2 the purchase or redemption by the Company of any of its own shares (whether of that or any other class).

CERTIFICATES

12. Right to certificates

12.1 Except as otherwise provided in these Articles, every person whose name is entered in the Register as a holder of shares in the Company shall be entitled, within the time specified by the Statutes and without payment, to one certificate for all the shares of each class registered in his name. Upon a transfer of part of the shares of any class registered in his name, every holder shall be entitled without payment to one certificate for the balance in certificated form of his holding. Upon request and upon payment, for every certificate after the first, of such reasonable sum (if any) as the Board may determine, every holder shall be entitled to receive several certificates for certificated shares of one class registered in his name (subject to surrender for cancellation of any existing certificate representing such shares). Every holder shall be entitled to receive one certificate in substitution for several certificates for certificated shares of one class registered in his name upon surrender to the Company of all the share certificates representing such shares.

12.2 Subject as provided in the preceding part of this Article, the Company shall not be bound to issue more than one certificate in respect of shares registered in the names of two or more persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

13. Execution of certificates

Every certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates or similar documents) shall be issued under the Seal (or in such other manner as the Board, having regard to the terms of issue, the Statutes and the regulations of the UK Listing Authority, may authorise) and each share certificate shall specify the shares to which it relates, the distinguishing number (if any) of the shares and the amount paid up on the shares. The Board may determine, either generally or in relation to any particular case, that any signature on any certificate need not be autographic but may be applied by some mechanical or other means, or printed on the certificate, or that certificates need not be signed.

14. Replacement certificates

If a share certificate for certificated shares is worn out, defaced or damaged then, upon its surrender to the Company, it shall be replaced free of charge. If a share certificate for certificated shares is or is alleged to have been lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board thinks fit. The Company shall be entitled to treat an application for a replacement certificate made by one of joint holders as being made on behalf of all the holders concerned.

15. Uncertificated securities

15.1 Unless otherwise determined by the Board and permitted by the Regulations, the Company shall not issue and no person shall be entitled to receive a certificate in respect of any share or other security issued by the Company for so long as it is in uncertificated form.

15.2 Conversion of securities in certificated form into uncertificated form, and vice versa, may be made in such manner as the Board may, in its absolute discretion, think fit (subject always to the Regulations and the facilities and requirements of the relevant system).

15.3 All registers of holders relating to securities issued by the Company will be maintained as required by the Regulations and by the rules of the relevant system and will distinguish between securities held in uncertificated form and securities held in certificated form. Unless the Board shall otherwise determine, holdings of the same holder or joint holders in certificated form shall be treated as separate from the same person or persons' holdings in uncertificated form, but a class of securities shall not be treated as two classes by virtue only of the fact that it comprises securities in certificated form and securities in uncertificated form (even if, as a result of any provision of these Articles or the Regulations, securities are treated differently according to whether they are in certificated or uncertificated form).

15.4 No certificate will normally be issued in respect of securities held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange.

LIEN

16. Company's lien

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company's lien on a share shall extend to any amount payable in respect of it. The Board may at any time resolve that any share shall be wholly or in part exempt from this Article.

17. Enforcing lien by sale after notice

The Company may sell, in such manner as the Board determines, any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been given to the holder of the share or the person entitled by transmission to his share, demanding payment and stating that if the notice is not complied with the shares will be sold.

18. Manner of sale

To give effect to a sale, the Board may authorise and instruct some person (which may include the holder of shares concerned):-

(i) in the case of shares held in certificated form to execute an instrument of transfer of the shares sold; and

(ii) in the case of shares held in uncertificated form, subject to the system's rules, to send a transfer instruction, and/or to take other steps as may be necessary, to give effect to such a sale in accordance with the Regulations;

in each case to, or in accordance with the directions of, the purchaser and a transfer of certificated shares in this way will be valid even if in respect of any of the shares no certificate accompanies the instrument of transfer. The transferee shall not be bound to see to the application of the purchase money and his title to the shares shall not be affected by any irregularity or invalidity of the proceedings in reference to the sale.

19. Application of sale proceeds

The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (in the case of shares held in certificated form, upon surrender to the Company for cancellation of the certificate for the shares sold and in the case of shares held in uncertificated form, within a reasonable time following receipt by the Company of the net proceeds of sale and subject in each such case to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares immediately before the sale.

CALLS ON SHARES

20. Calls

Subject to the terms of issue, the Board may from time to time make calls upon

the members in respect of any money unpaid on their shares (whether in respect of the nominal amount or by way of premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may, at any time before receipt by the Company of any sum due under the call, be revoked in whole or in part and payment of a call may be postponed in whole or in part, as the Board may determine. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

21. Time of call

A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

22. Liability of joint holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

23. Interest

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the amount unpaid from the day it became due and payable until the day it is paid at the rate fixed by the terms of issue of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the Board may waive payment of the interest wholly or in part.

24. Sums due on allotment or by way of instalment treated as calls

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid these Articles shall apply as if that amount had become due and payable by virtue of a call.

25. Power to differentiate

Subject to the terms of issue, the Board may, on the issue of shares, differentiate between the allottees or holders in the amount of calls to be paid and the times of payment.

26. **Advance payment of calls**

The Board may, if it thinks fit, receive from any member willing to advance them all or any part of the moneys unpaid and uncalled upon the shares held by him and may pay interest upon the moneys so advanced (to the extent such moneys exceed the amount of the calls due and payable upon the shares in respect of which they have been advanced) at such rate (not exceeding 15 per cent. per annum unless the Company by ordinary resolution otherwise directs) as the Board may determine. A payment in advance of calls shall extinguish, to the extent of it, the liability upon the shares in respect of which it is advanced.

FORFEITURE OF SHARES

27. **Notice if call not paid**

If a call or instalment of a call remains unpaid after it has become due and payable, the Board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as remains unpaid together with any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where the payment required by the notice is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited and, in such case, references in these Articles to forfeiture shall include surrender.

28. **Forfeiture if notice not complied with**

If any notice served under the immediately preceding Article (Notice if call not paid) is not complied with, any share in respect of which the notice was given may, before payment of all calls or instalments and interest due in respect of it is made, be forfeited by (and with effect from the time of the passing of) a resolution of the Board that such share be forfeited. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

29. **Notice of forfeiture**

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was, before the forfeiture, the holder of the share, but a forfeiture shall not be invalidated by any failure to give such notice. An entry of such notice and an entry of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to make such entries as aforesaid.

30. **Sale of forfeited share**

Until cancelled in accordance with the Statutes, a forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was the holder before the forfeiture or to any other person upon such terms and in such manner as the Board thinks fit. To give effect to a sale or other disposal, the Board may:-

(i) in the case of shares held in certificated form, authorise a person to execute an instrument of transfer; and

(ii) in the case of shares held in uncertificated form, authorise and instruct a person (which may include the holder prior to the forfeiture of the shares concerned), subject to the system's rules, to send a transfer instruction, and/or take other such steps as may be necessary, to give effect to such a sale or other disposal in accordance with the Regulations,

to the designated transferee (and a transfer of certificated shares in this way will be valid even if in respect of any of the shares no certificate accompanies the instrument of transfer). The Company may receive any consideration given for the share on its disposal and may register the transferee as holder of the share. At any time before a sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board thinks fit.

31. **Arrears to be paid notwithstanding forfeiture**

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares and, in the case of shares held in certificated form, shall surrender to the Company for cancellation the certificate for the forfeited shares but in all cases shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest thereon from the date of forfeiture until payment at such rate (not exceeding 15 per cent. per annum) as the Board may determine. The Board may waive payment wholly or in part and the Board may enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

32. **Statutory declaration and validity of sale**

A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the completion of any formalities necessary to effect a transfer) constitute a good title to the share and the person to whom the share is disposed of shall be registered as the holder of the share and shall be discharged from all calls made prior to such disposition and shall not be bound

to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale, re-allotment or other disposal of the share.

UNTRACED SHAREHOLDERS

33. Power to sell shares of untraced shareholders

The Company shall be entitled to sell at the best price reasonably obtainable any shares of a holder or any shares to which a person is entitled by transmission if in respect of those shares:-

33.1 for a period of at least 12 years (the "qualifying period"), no cheque, warrant or other financial instrument or payment sent by the Company in the manner authorised by these Articles has been cashed; the Company has paid at least three dividends; and no dividend has been claimed;

33.2 the Company has at the expiration of the qualifying period given notice of its intention to sell such shares by two advertisements, one in a national newspaper published in the United Kingdom and the other in a newspaper circulating in the area in which the last known address of the holder or the address at which service of notices may be effected in the manner authorised by these Articles is located;

33.3 so far as the Board is aware, the Company has not during the qualifying period or the period of three months after the date of such advertisements (or the later of the two dates if they are published on different dates) and prior to the exercise of the power of sale received any communication from the holder or person entitled by transmission; and

33.4 if any part of the share capital of the Company is admitted to the Official List of the UK Listing Authority, the Company has given notice in writing to the UK Listing Authority of its intention to sell such share.

34. Manner of sale and creation of debt in respect of net proceeds

To give effect to any such sale, the Board may authorise and instruct a person:-

(i) in the case of shares held in certificated form, to execute an instrument of transfer of the shares; and

(ii) in the case of shares held in uncertificated form, subject to the system's rules, to send a transfer instruction, and take such other steps as may be necessary, to give effect to such a transfer in accordance with the Regulations,

and such instrument of transfer or transfer instruction and the taking of other steps as may be necessary in accordance with the Regulations as aforesaid shall be as effective as if they had been executed by the holder of, or person

entitled by transmission to, the shares. The transfer of certificated shares in this way will be valid even if in respect of any of the shares no certificate accompanies the instrument of transfer. The transferee shall not be bound to see to the application of the purchase money and his title shall not be affected by any irregularity in, or invalidity of, the proceedings relating to the sale. The net proceeds of sale shall belong to the Company which shall be indebted to the former holder or person entitled by transmission for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned on the net proceeds, which may be employed in the business of the Company or otherwise invested as the Board thinks fit.

TRANSFER OF SHARES

35. Form and execution of transfer

35.1 Subject to such of the restrictions of these Articles as may be applicable, a member may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer in any usual form or in any other form which the Board may approve or, in the case of shares held in uncertificated form, in accordance with the Regulations and the system's rules and otherwise in such manner as the Board in its absolute discretion shall determine. An instrument of transfer shall be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Subject to the Statutes, the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it.

35.2 Subject to the Statutes and notwithstanding any other provisions of these Articles, the Board shall have power to implement any arrangements it may think fit to enable:-

35.2.1 title to any securities of the Company to be evidenced and transferred without a written instrument in accordance with the Regulations and the facilities and requirements of the relevant system concerned; and

35.2.2 rights attaching to such securities to be exercised notwithstanding that such securities are held in uncertificated form where, in the Board's opinion, these Articles do not otherwise allow or provide for such exercise.

36. Right to refuse registration of partly paid share

Subject to the Statutes, the Board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing provided that, where any such shares are admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper

basis.

37. Other rights to refuse registration

The Board may also refuse to register the transfer of a share:-

37.1 in the case of shares held in certificated form, if it is not lodged, duly stamped (if necessary), at the Office or at such other place as the Board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares and these Articles do not provide for such a transfer to be valid without production of the certificate) and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

37.2 if it is not in respect of one class of share only;

37.3 if it is not in favour of four or fewer transferees;

37.4 if it is in favour of a minor, bankrupt or person of mental ill health;

37.5 without prejudice to the foregoing, in the case of shares held in uncertificated form, in any other circumstances permitted by the Regulations and/or the system's rules; or

37.6 where the Board is obliged or entitled to refuse to do so as a result of any failure to comply with a notice under section 212 of the Act.

38. Notice of refusal

If the Board refuses to register a transfer it shall, in the case of shares held in certificated form, within two months after the date on which the transfer was lodged and in the case of shares held in uncertificated form, within two months after the date on which the relevant Operator-instruction was received by or on behalf of the Company, send to the transferee notice of the refusal.

39. Suspension of registration

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any calendar year) as the Board may determine but if the Company is a participating issuer within the meaning of the Regulations the Register will not be closed without the prior consent of the Operator of the relevant system.

40. No fee for registration

No fee shall be charged for the registration of any transfer or document relating to or affecting the title to any share.

41. Retention of documents

Any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

42. Other Registers

Subject to the Statutes, the Company may keep an overseas, local or other register in any place, and the Board may make and vary such regulations as it may think fit concerning the keeping of that register.

TRANSMISSION OF SHARES

43. Transmission on death

If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders shall be the only persons recognised by the Company as having any title to his shares; but nothing contained in this Article shall release the estate of a deceased member from any liability in respect of any share solely or jointly held by him.

44. Election by person entitled by transmission

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law may, upon such evidence being produced as the Board may require and subject (where relevant) to the system's rules, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall, subject (where relevant) to the system's rules, effect or procure a transfer of the share in favour of that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by the member.

45. Rights in respect of the share

A person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law shall have the same rights to which he would be entitled if he were the holder of that share, except that he shall not be entitled in respect of it

to attend or vote at any general meeting of the Company or at any separate meeting of the holders of any class of shares in the Company until he is registered as the holder of the share. The Board may at any time give notice to such person requiring him to elect either to become the holder of the share or to transfer the share and if the notice is not complied with within 60 clear days from the date of the notice, the Board may withhold payment of all dividends and other moneys payable in respect of the share until he complies with the notice.

ALTERATION OF CAPITAL

46. Increase, consolidation, sub-division and cancellation

The Company may by ordinary resolution:-

46.1 increase its share capital by new shares of such amount as the resolution prescribes;

46.2 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

46.3 subject to the Statutes, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or have such qualified or deferred rights or be subject to any restrictions as compared with the others; and

46.4 cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

47. Fractions

Whenever as a result of a consolidation, division or sub-division of shares any member would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit and, in particular, may sell the shares representing the fractions to any person (including, subject to the Statutes, the Company) and may distribute the net proceeds of sale in due proportion among those members save for amounts of £3.00 or less, which shall be retained for the benefit of the Company. To give effect to any such sale, the Board may authorise and instruct a person to take such steps as may be necessary (subject, in the case of shares held in uncertificated form, to the system's rules) to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money and his title shall not be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

48. Reduction of capital

Subject to the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner.

STOCK

49. Conversion of shares into stock

49.1 The Company may by ordinary resolution convert any fully paid up shares into stock and re-convert any stock into fully paid up shares of any denomination.

49.2 Any such resolution to convert shares of a particular class into stock which does not expressly disapply this paragraph of this Article shall (notwithstanding any other terms of the resolution) operate automatically to convert shares of that class which subsequently become fully-paid into stock on the same basis, but not if the stock initially created by the resolution has been re-converted into shares of any denomination.

50. Transfer of stock

Stock may be transferred in accordance with these Articles which, prior to conversion, applied to the shares from which the stock arose or as near thereto as circumstances allow, but the Board may from time to time fix the minimum amount of stock which is transferable (which minimum amount shall not exceed the nominal amount of the shares from which the stock arose), in which case stock may be transferred in the sum of the minimum amount or a multiple of it.

51. Rights attaching to stock

A holder of stock shall, according to the amount of the stock held by him, have the same rights (including voting rights) as if he held the shares from which the stock arose, but no such rights (except participation in dividends and in assets on a winding-up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred those rights.

52. Articles applicable to stock

The provisions of these Articles applicable to paid up shares shall apply to stock, and the word "share" shall include "stock" and "member" and "holder" shall include "stockholder".

PURCHASE OF OWN SHARES

53. Purchase of own shares

Subject to the Statutes and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class (including any redeemable shares). The Company may not purchase any of its shares unless the purchase has been sanctioned (at the time that authority for a market purchase is given or an off-market purchase contract is approved) by such resolution of the Company as may be required by the Statutes and by an extraordinary resolution passed at a separate general meeting (or meetings if there is more than one class) of the holders of any shares which entitle the holders to convert them into equity share capital of the Company. Neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.

GENERAL MEETINGS

54. Annual general meetings

Subject to the requirements of the Statutes, annual general meetings shall be held at such time and place as the Board may determine.

55. Extraordinary general meetings

Any general meeting of the Company other than an annual general meeting shall be called an extraordinary general meeting.

56. Convening an extraordinary general meeting

The Board may convene an extraordinary general meeting whenever it thinks fit and shall do so on requisition in accordance with the Statutes.

NOTICE OF GENERAL MEETINGS

57. Length of notice period

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution appointing a person as a director shall be convened by at least 21 clear days' notice. All other extraordinary general meetings shall be convened by at least 14 clear days' notice. Notwithstanding that a meeting of the Company is convened by shorter notice than that specified in this Article, it shall be deemed to have been properly convened if it is so agreed:-

57.1 in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

57.2 in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Subject to these Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled by transmission and to the Directors and Auditors. The Board may determine that members entitled to receive such notices are those members entered on the Register at the close of business on a day determined by the Board (provided that it is not more than 21 days before the day that the notices are sent).

58. Contents of notices

Every notice calling a general meeting specify the place, the day and the time of the meeting and the general nature of the business to be transacted. In the case of an annual general meeting, the notice shall also specify the meeting as such. A notice convening a meeting to pass a special or extraordinary resolution shall contain a statement to that effect. In every notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead and that a proxy need not be a member. Every such notice shall also state the place where instruments of proxy are to be deposited if the Board determines that place to be other than the Office.

59. Omission or non-receipt of notice

The accidental omission to give notice of a meeting or to send an instrument of proxy with a notice (where required by these Articles) to, or the non-receipt of a notice or instrument of proxy by, any person entitled to receive either or both shall not invalidate the proceedings at that meeting.

60. Change of date, time or place of meeting

If for any reason the Board considers it impractical or undesirable to hold a meeting on the day, at the time or in the place specified in the notice calling the meeting it can change the date, time and place of the meeting (or whichever it requires), and may do so more than once in relation to the same meeting. The Board will, insofar as it is practicable, announce by advertisement in at least one newspaper with a national circulation the date, time and place of the meeting as changed, but it shall not be necessary to restate the business of the meeting in that announcement.

<u>PROCEEDINGS AT GENERAL MEETINGS</u>

61. **Quorum**

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

62. **Procedure if quorum not present**

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall (if requisitioned in accordance with the Statutes) be dissolved or (in any other case) stand adjourned to such other day (not being less than ten nor more than 28 days later) and at such time and place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven clear days' notice in writing of any meeting adjourned through want of a quorum and the notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

63. **Chairman of general meeting**

63.1 The chairman (if any) of the Board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no such chairman or deputy chairman, or if at any meeting neither the chairman nor a deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman, if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote shall elect one of their number to be chairman.

63.2 The chairman of the meeting may invite any person to attend and speak at any general meeting of the Company whom he considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting.

64. **Directors' right to attend and speak**

Each Director shall be entitled to attend and to speak at any general meeting of the Company and at any separate general meeting of the holders of any class

of shares or debentures in the Company.

65. Meeting at more than one place and/or in a series of rooms

65.1 A general meeting or adjourned meeting may be held at more than one place. The notice of meeting will specify the place at which the chairman will be present (the "Principal Place") and a letter accompanying the notice will specify any other place(s) at which the meeting will be held simultaneously (but any failure to do this will not invalidate the notice of meeting).

65.2 A general meeting or adjourned meeting will be held in one room or a series of rooms at the place specified in the notice of meeting or any other place at which the meeting is to be held simultaneously.

65.3 If the meeting is held in more than one place and/or in a series of rooms, it will not be validly held unless all persons entitled to attend and speak at the meeting are able:

65.3.1 if excluded from the Principal Place or the room in which the chairman is present, to attend at one of the other places or rooms; and

65.3.2 to communicate with one another audio visually throughout the meeting.

The Board may make such arrangements as it thinks fit for simultaneous attendance and participation at the meeting and may vary any such arrangements or make new arrangements. Arrangements may be notified in advance or at the meeting by whatever means the Board thinks appropriate to the circumstances. Each person entitled to attend the meeting will be bound by the arrangements made by the Board.

65.4 Where a meeting is held in more than one place and/or a series of rooms, then for the purpose of these Articles the meeting shall consist of all those persons entitled to attend and participate in the meeting who attend at any of the places or rooms.

66. Security arrangements

The Board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to such general meeting to any member or proxy who fails to submit to such searches or to otherwise comply with such security arrangements or restrictions. If a member or proxy has gained entry to a general meeting and refuses to comply with any such security arrangements or restrictions or disrupts the proper and orderly conduct of the general meeting, the chairman of the meeting may at any time without the consent of the general meeting require such member or proxy to leave or be removed from the meeting.

68. Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either indefinitely or to such time and place as he may decide if it appears to him that:-

68.1 the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting;

68.2 the conduct of persons present prevents, or is likely to prevent, the orderly continuation of business; or

68.3 an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either indefinitely or to such time and place as he may decide. When a meeting is adjourned indefinitely the time and place for the adjourned meeting shall be fixed by the Board.

No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.

69. Notice of adjourned meeting

If a meeting is adjourned indefinitely or for 30 days or more or for lack of a quorum, at least seven clear days' notice in writing specifying the place, the day and the time of the adjourned meeting shall be given, but it shall not be necessary to specify in the notice the nature of the business to be transacted at the adjourned meeting. Otherwise, it shall not be necessary to give notice of an adjourned meeting.

VOTES OF MEMBERS

70. Method of voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll a poll is duly demanded. Subject to the Statutes, a poll may be demanded by:-

70.1 the chairman of the meeting;

70.2 at least five members present in person or by proxy and entitled to vote at the meeting;

70.3 any member or members present in person or by proxy and representing in aggregate at least one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

70.4 any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

71. Votes of members

Subject to any rights or restrictions attached to any shares and to any other provisions of these Articles, on a show of hands every member who is present in person and every proxy appointed by the Depository who is present shall have one vote and on a poll every member shall have one vote for every share of which he is the holder. If the notice of the meeting has specified a time (which is not more than 48 hours before the time fixed for the meeting) by which a person must be entered on the Register in order to have the right to attend and vote at the meeting, no person registered after that time shall be eligible to attend and vote at the meeting by right of that registration, even if present at the meeting. References in these Articles to members present in person shall be construed accordingly.

72. Votes of joint holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register.

73. Corporations acting by representatives

A corporation which is a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any general meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers (other than the power to appoint a proxy) on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so

authorised is present at that meeting.

74. Votes of member suffering incapacity

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.

75. No right to vote where sums overdue on shares

No member shall, unless the Board otherwise decides, vote at any general meeting or at any separate meeting of holders of any class of shares in the Company, either in person or by proxy, or exercise any other right or privilege as a member in respect of any share in the Company held by him unless all moneys presently payable by him in respect of that share have been paid.

76. Votes on a poll

On a poll votes may be given either personally or by proxy. A member entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

77. Right to withdraw demand for a poll

The demand for a poll may, before the earlier of the close of the meeting and the taking of the poll, be withdrawn but only with the consent of the chairman of the meeting and, if a demand is withdrawn, any other members entitled to demand a poll may do so. If a demand is withdrawn, it shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

78. Procedure if poll demanded

If a poll is duly demanded, it shall be taken in such manner as the chairman of the meeting directs and he may appoint scrutineers (who need not be

members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

79. When poll to be taken

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not more than 30 days after the poll is demanded) and at such time and place and in such manner or by such means as the chairman of the meeting directs. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

80. Continuance of other business after poll demanded

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded.

81. Suspension of rights for non-disclosure of interest

81.1 If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act (a "Disclosure Notice") and has failed in relation to any shares (the "default shares") to give the Company the information required by such notice within 14 days of the date of such notice, then at any time after the expiry of such period the Board may, in its absolute discretion, by notice (a "Default Notice") direct to such member that:

81.1.1 the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

81.1.2 where the default shares represent at least 0.25 per cent. of the issued shares of the Company or the class in question, the Default Notice may additionally direct that:

(a) any dividend (including shares issued in lieu of dividends) or other monies payable in respect of the default shares shall be withheld by the Company, which shall not have any obligation to pay interest on it; and

(b) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless the member is not himself in default as regards supplying the information required and the transfer is of part only of the member's holding and when lodged for registration is accompanied by a certificate from the member in a form satisfactory to the Board that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

81.2 The Company shall send a copy of any Default Notice to each other person appearing to be interested in the default shares, but failure to do so, or the non-receipt of a copy by any such person, shall not invalidate such notice.

81.3 Any new shares in the Company issued in right of any default share shall also be subject to such notice, and the Board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the Default Notice when such shares are issued.

81.4 Any member on whom a Default Notice has been served may at any time request the Company to give in writing the reason why the Default Notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a request the Company shall give that information accordingly.

81.5 Where any sanctions imposed under this Article apply in relation to any shares, they shall cease to have effect seven days after the earlier of (a) receipt by the Board of notice that such shares are the subject of an excepted transfer and (b) due compliance, to the satisfaction of the Board, with the Disclosure Notice. The Company may at any time at its discretion cancel or suspend any Default Notice or exclude any shares from it. Where any Default Notice is cancelled or ceases to have effect, any dividends and other monies withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

81.6 This Article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the Company arising from any failure by any person to give any information required by a Disclosure Notice within the time specified in it. For the purpose of this Article, a Disclosure Notice may require any information to be given before the expiry of 14 days from the date of the notice.

81.7 In this Article:

81.7.1 an "excepted transfer" means

(a) a transfer pursuant to acceptance of a takeover offer (as defined in section 428 of the Act);

(b) a transfer in consequence of a sale of the entire interest in the shares the subject of the transfer on a recognised investment

exchange or on any other stock exchange outside the United Kingdom on which shares in the Company of that description are normally traded; or

(d) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of such an entire interest otherwise than on any such stock exchange to a person who is not connected (within the meaning of section 346 of the Act) with the relevant member or with a person appearing to be interested in the shares the subject of the transfer;

81.7.2 a "person appearing to be interested" in any shares means any person named in a response to a Disclosure Notice as being so interested or shown in any register kept by the Company under the Act as so interested or, taking into account any response or failure to respond to such notice or to any other statutory notice or any other relevant information, any person whom the Company has reasonable cause to believe is so interested; and

81.7.3 references to a person having failed to give the Company the information required by a Disclosure Notice, or being in default as regards supplying such information, include (without limitation) (i) references to his having failed or refused to give all or any part of it and (ii) references to his having given information which he knows to be false in a material particular or his having recklessly given information which is false in a material particular.

82. Chairman's casting vote

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may have.

83. Proposal or amendment of resolution

A resolution proposed by the chairman of the meeting does not need to be seconded. In the case of a resolution duly proposed as an extraordinary or special resolution, no amendment to that resolution (other than an amendment to correct a patent error) may be considered or voted upon. In the case of a resolution duly proposed as an ordinary resolution no amendment to that resolution (other than an amendment to correct a patent error) may be considered or voted upon unless at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed, notice in writing of the terms of the amendment and of the intention to move the amendment has been lodged at the Office or the chairman of the meeting in his absolute discretion decides that it may be considered and voted upon.

84. Amendment of resolution ruled out of order

If an amendment is proposed to any resolution under consideration which the chairman of the meeting rules out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

85. Objections or errors in voting

If:-

85.1 any objection shall be raised to the qualification of any voter;

85.2 any votes have been counted which ought not to have been counted or which might have been rejected; or

85.3 any votes are not counted which ought to have been counted

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman of the meeting decides that the same may have affected the decision of the meeting. The decision of the chairman of the meeting on such matters shall be conclusive.

PROXIES

86. Execution of an instrument of proxy

An instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer of that corporation, it shall be assumed, unless the contrary is shown, that such officer was duly authorised to sign that instrument on behalf of that corporation without further evidence of that authorisation.

87. Times for deposit of an instrument of proxy

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

87.1 be deposited at the Office or at such other place within the United Kingdom as is

specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

87.3 in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

87.4 where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be deposited at the meeting at which the poll was demanded to the chairman of the meeting or to any Director,

and an instrument of proxy which is not so delivered shall be invalid. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which is last delivered (regardless of its date or of the date of execution) shall be treated as replacing the others as regards that share; if the Company is unable to determine which was last delivered, none of them shall be treated as valid in respect of that share. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

88. Form of proxy

88.1 An instrument of proxy shall be in any usual form or any other form which the Board may approve and may relate to more than one meeting. The Board may, if it thinks fit but subject to the Statutes, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to include the right to demand or join in demanding a poll and (except to the extent that the instrument comprises instructions to vote in a particular way) to vote or abstain as the proxy thinks fit on any business properly dealt with at the meeting, including a vote on any amendment of a resolution put to the meeting or on any motion to adjourn. The proxy shall, unless the contrary is stated in it, be as valid for any adjournment of the meeting as for the meeting to which it relates.

88.2 A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion. If a member appoints more than one person to act as his proxy, the instrument appointing each proxy shall specify the shares held by the member in respect of which each such proxy is to vote and no member may appoint more than one proxy (save in the alternate) to vote in respect of any one share held by that member.

88.3 A proxy (other than a proxy appointed by the Depository) may not speak at any meeting except with the permission of the chairman of the meeting. A proxy appointed in respect of any share held by the Depository may speak at any meeting at which the duly appointed representative of the Depository would be entitled to attend and vote by right of that share.

89. Validity of proxy

A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid, notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice in writing of such determination was received by the Company at the Office (or at such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or adjourned meeting or other accompanying document) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded.

90. Maximum validity of proxy

An instrument of proxy shall cease to be valid after the expiration of 12 months from the date of its execution except that it will remain valid after that for the purposes of a poll or an adjourned meeting if the meeting at which the poll was demanded or the adjournment moved was held within the 12 month period.

DIRECTORS

91. Number of Directors

Unless otherwise determined by ordinary resolution of the Company, the number of Directors (disregarding alternate directors) shall not be less than two but shall not be subject to any maximum number.

92. No shareholding qualification for Directors

No shareholding qualification for Directors shall be required.

REMUNERATION OF DIRECTORS

93. Ordinary remuneration

Each of the Directors shall be paid a fee for his services at such rate as may from time to time be determined by the Board or by a committee authorised by the Board provided that the aggregate of such fees (excluding any amounts payable under any other provision of these Articles) shall not exceed £150,000 per annum or such higher amount as the Company by ordinary resolution may determine from time to time. Such fee shall be deemed to accrue from day to day.

94. Expenses

The Directors may be paid all travelling, hotel and other expenses properly incurred by them in the conduct of the Company's business performing their duties as Directors including all such expenses incurred in connection with attending and returning from meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the business of the Company.

95. Extra remuneration

Any Director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of the Company or goes or resides abroad for any purposes of the Company shall (unless the Company by ordinary resolution determines otherwise) receive such remuneration or extra remuneration by way of salary, commission, participation in profits or otherwise as the Board or any committee authorised by the Board may determine in addition to or in lieu of any remuneration paid to, or provided for, such Director by or pursuant to any other of these Articles.

ALTERNATE DIRECTORS

96. Appointment, removal and resignation

Any Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office or in any other manner approved by the Board, appoint any person to be his alternate and may revoke any such appointment. If the alternate Director is not already a Director, the appointment, unless previously approved by the Board, shall have effect only upon and subject to its being so approved. Any appointment of an alternate will only have effect once the person who is to be appointed has consented to act. If his appointor so requests, an alternate Director shall (subject to his giving to the Company an address for service within the United Kingdom) be entitled to receive notice of all meetings of the Board or of committees of the Board of which his appointor is a member, to attend and vote and be counted in the quorum as a Director at any such meeting at which his appointor is not personally present, and generally, in the absence of his appointor, at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at the meeting, these Articles shall apply as if he were a Director. A Director present at a meeting of the Board or committee of the Board and appointed alternate for another Director shall have an additional vote for each of his appointors absent from such meeting (but shall count as one only for the purpose of determining whether a quorum is present). Execution by an alternate Director of any document (including, without limitation, any deed) on behalf of the Company or any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor. An alternate Director shall cease to be an alternate

Director if he resigns or if for any reason his appointment is revoked or if his appointor ceases to be a Director; but, if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment as if he had not retired. The appointment of an alternate Director shall be revoked on the happening of any event which, if he were a Director, would cause him to vacate such office under these Articles. All appointments and revocations of appointments and resignations of alternate Directors shall be in writing and left at the Office or delivered at a meeting of the Board, or in any other manner approved by the Board.

97. Alternate to be responsible for his own acts and remuneration of alternate

An alternate Director shall be deemed an officer of the Company and shall be subject to these Articles relating to Directors (except as regards power to appoint an alternate and remuneration) and an alternate Director shall not be deemed the agent of his appointor and shall alone be responsible to the Company for his acts and defaults. An alternate Director may contract and be interested in and benefit from contracts or arrangements or transactions and be paid expenses and indemnified to the same extent as if he were a Director but, save to the extent that his appointor directs the payment to him of part or all of the remuneration which would otherwise be payable to his appointor, he shall not be entitled to any remuneration from the Company for acting in that capacity.

EXECUTIVE DIRECTORS

98. Executive Directors

98.1 The Board or any committee authorised by the Board may from time to time appoint one or more of its body to hold any employment or executive office with the Company (including that of a managing director) for such period (subject to the Statutes) and on such other terms as the Board or any committee authorised by the Board may decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the Director may have against the Company or that the Company may have against the Director for any breach of any contract of service between him and the Company. A Director so appointed may be paid such remuneration (whether by way of salary, commission, participation in profits or otherwise) in such manner as the Board or any committee authorised by the Board may decide and either in addition to or in place of his ordinary remuneration as a Director.

98.2 The Board may from time to time appoint any person to any office or employment having a descriptive designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title

and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment with the Company shall not imply that the holder of the office is a director of the Company nor shall such holder thereby be empowered in any respect to act as a director of the Company or be deemed to be a director for any of the purposes of the Statutes or these Articles.

POWERS AND DUTIES OF DIRECTORS

99. General powers of the Company vested in the Board

Subject to the Statutes, the Memorandum of Association of the Company and these Articles and to any directions given by the Company in general meeting by special resolution, the business of the Company shall be managed by the Board which may exercise all the powers of the Company. No alteration of the Memorandum of Association or the Company's articles (including these Articles) and no such special resolution shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this Article shall not be limited by any special power given to the Board by any other Article.

DELEGATION OF DIRECTORS' POWERS

100. Agents

The Board may, by power of attorney or otherwise, appoint any person to be the agent of the Company on such terms (including terms as to remuneration) and subject to such conditions as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The Board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by committee authorised by the Board.

101. Delegation to individual Directors

The Board may entrust to and confer upon a Director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms (subject to the Statutes) and subject to such conditions and with such restrictions as it may decide and either collaterally with or to the exclusion of its own powers, authorities and discretions. The Board may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to

delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

102. Delegation to committees

102.1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons as it thinks fit (whether a member or members of its body or not) provided that the majority of the members of the committee are Directors. Subject to any restriction on sub-delegation imposed by the Board, any committee so formed may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the committee). Subject to any regulations imposed on it by the Board, the proceedings of any committee consisting of two or more members shall be governed by the provisions in these Articles for regulating proceedings of the Board so far as applicable except that no meeting of that committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of the committee present at the meeting are Directors. A member of a committee shall be paid such remuneration (if any) in such manner as the Board may decide, and, in the case of a Director, either in addition to or in place of his ordinary remuneration as a Director.

102.2 The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

103. Power to establish local boards etc

The Board may:

103.1 establish any divisional, departmental, regional, local or area boards, divisions or managing agencies for introducing, conducting or managing all or any of the business or affairs of the Company, either in the United Kingdom or elsewhere;

103.2 make regulations for the proceedings and activities of any such establishment (but so that otherwise its proceedings shall be governed by those of these Articles which regulate proceedings of the Board to the extent that they are capable of applying to it);

103.3 appoint any persons (whether Directors or not) as regional directors, local directors, divisional directors, area directors, advisory directors, managers or agents or to serve in any other capacity in connection with any such establishment, and may fix their remuneration;

103.4 delegate to any such establishment and to any such appointee (including anyone appointed before this Article was adopted) any of the powers, authorities and discretions vested in the Board, with power to sub-delegate;

103.5 authorise any such appointees to fill any vacancies in any such establishment and to act notwithstanding vacancies,

provided that any such appointment or delegation shall be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any persons so appointed, and may revoke, suspend or vary any such delegation but this shall not affect the position of any person dealing in good faith who has not had notice that the Board has done so. No such appointee shall be a Director as such or be entitled to be present at any meeting of the Board (except at the request of the Board and, if present at such request, he shall not be entitled to vote at that meeting) or have power under the terms of this Article to enter into any contract or transact any business on behalf of the Company except to the extent (if any) specifically authorised by the Board.

SPECIFIC POWERS

104. Provision for employees

The Board may exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

105. Borrowing Powers

105.1 The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

105.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of such rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Group (exclusive of borrowings owing by one member of the Group to another member of the Group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves.

105.3 For the purposes of this Article:-

105.3.1 "the Adjusted Capital and Reserves" means the aggregate of:-

(a) the amount paid up on the issued share capital of the Company;

(b) the amounts standing to the credit of the capital and revenue reserves of the Company and its subsidiary undertakings (including any share premium account, capital redemption reserve, reserves arising on a revaluation of fixed assets or on consolidation and any credit balance on profit and loss account); and

(c) the amounts, so far as attributable to the Company or a subsidiary undertaking, standing to the credit of investment grants equalisation account, deferred regional development grants equalisation account or any other equalisation account of a similar nature;

as shown by the then latest audited balance sheet but after:-

(d) excluding (so far as not already excluded) any sums set aside for taxation;

(e) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or reserves since the date of the relevant audited balance sheet and any variation in the amounts attributable to the interest of the Company in the share capital of any subsidiary undertaking and so that for this purpose if any issue or proposed issue of shares by a member of the Group for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional); and

(f) making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by any member of the Group (otherwise than to a member of the Group) out of profits earned up to and including the date of the audited balance sheet of the Group to the extent that such distribution is not provided for in such balance sheet;

(g) deducting the amount of any debit balance on profit and loss account existing at the date of the relevant audited balance sheet to the extent that a deduction has not already been made on that account;

(h) deducting any amounts shown as attributable to minority interests;

(i) adding back sums equivalent to the amount of goodwill arising on acquisitions of companies and businesses remaining part of the Group at the date of calculation and which, at that date, had been written off against share capital and reserves in accordance with United Kingdom accounting practice; and

(j) making such other (if any) adjustments as the Auditors after consultation with the Board may consider appropriate.

105.3.2 "borrowings" include not only items referred to as borrowings in the audited balance sheet but also the following, except in so far as otherwise taken into account:-

(a) the nominal amount of any issued share capital and the principal amount of any debentures or borrowed moneys of any person, the beneficial interest in which is not for the time being owned by a member of the Group, and the payment or repayment of which is the subject of a guarantee or indemnity by a member of the Group or is secured on the assets of any member of the Group;

(b) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group, not being acceptances of trade bills for the purchase of goods or services in the ordinary course of business;

(c) the principal amount of any debenture (whether secured or unsecured) of a member of the Group, which debenture is owned otherwise than by another member of the Group Provided that where the amount raised by the Company or any of its subsidiary undertakings by the issue of any debentures, debenture stocks, loan stocks, bonds, notes or other indebtedness is less than the nominal or principal amount thereof (including for these purposes any fixed or minimum premium payable on final redemption or repayment but disregarding the expenses of any such issue) the amount to be treated as monies borrowed for the purpose of this Article shall, so long as the nominal or principal amount of such monies borrowed is not presently due and payable, be the nominal or principal amount thereof (together with any fixed or minimum premium payable on final redemption or repayment) but after deducting therefrom the unexpired portion of any discount applied to such amount in the audited balance sheet of the Group. Any references in this Article to debentures or monies borrowed or the nominal or principal amount thereof shall, accordingly, be read subject to this sub-paragraph ;

(d) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a member of the Group;

(e) any fixed or minimum premium payable on the repayment of any borrowing or deemed borrowing; and

(f) the capital value of any financial lease required to be capitalised and treated as a liability in the audited balance sheet by any applicable accounting standard (as defined in section 256 of the Act) from time to time in force,

but do not include:-

(g) monies borrowed by a member of the Group for the purpose of repaying the whole or any part of any borrowings of such member of the Group or any other member of the Group for the time being outstanding and so to be applied within six months of being so borrowed, pending their application for such purpose within such period;

(h) monies borrowed by a member of the Group for the purpose of financing any contract in respect of which any part of the price receivable by that member or any other member of the Group is guaranteed or insured by the Export Credits Guarantee Department, or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(i) for a period of twelve months from the date upon which a company becomes a member of the Group, an amount equal to the monies borrowed by such company outstanding at the date when it becomes such a member provided always that monies borrowed by the Group (including monies otherwise excluded by the application of this sub-paragraph) must not exceed an amount equal to five times the Adjusted Capital and Reserves;

(j) an amount equal to the minority proportion of monies borrowed by a partly owned subsidiary of the Group (after excluding any monies borrowed owing between members of the Group) except to the extent that such monies borrowed are guaranteed by the Company or any wholly owned subsidiary undertaking of the Company. For these purposes the minority proportion shall be the proportion of the issued equity share capital of such partly owned subsidiary which is not for the time being beneficially owned within the Group. Monies borrowed by a member of the Group from a partly owned subsidiary of the Group which would fall to be excluded as being monies borrowed owing between members of the Group shall

nevertheless be included to the extent of an amount equal to such minority proportion of such monies borrowed; and

(l) sums advanced or paid to any member of the Group (or its agents or nominee) by customers of any member of the Group as unexpended customer receipts or progress payments pursuant to any contract between such customer and a member of the Group in relation thereto;

provided that, in calculating borrowings under this Article there shall be credited (subject, in the case of any item held or deposited by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of the issued equity share capital of the partly owned subsidiary undertaking which is not attributable to the Company or any subsidiary undertaking of the Company) against the amount of any monies borrowed the aggregate of:-

(i) cash in hand of the Group; and

(ii) cash deposits and the balance on each current account of the Group with banks in the United Kingdom and/or elsewhere if the remittance of the cash to the United Kingdom is not prohibited by any law, regulation, treaty or official directive; and

(iii) the amount of all assets ("short term assets") as might be included in "Investments - short term loans and deposits" in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles with which the then latest audited balance sheet was produced; and

(iv) the amount of any cash or short term assets securing the repayment by the Group of any amount borrowed by the Group deposited or otherwise placed with the trustee or similar entity in respect of the relevant borrowing; and

105.3.3 where the aggregate principal amount of borrowings required to be taken into account for the purposes of this Article on any particular date is being ascertained:-

(a) monies borrowed by the Company or any subsidiary undertaking expressed in or calculated by reference to a currency other than sterling shall be converted into sterling by reference to the rate of exchange used for the conversion of such currency in preparation of the audited balance sheet which forms the basis of the calculation of the Adjusted Capital and Reserves or, if such calculation did not involve the relevant currency, by reference to the rate of exchange or approximate rate of exchange ruling as at the date of the aforesaid audited balance sheet as the Auditors may consider appropriate for this

purpose; and

(c) if under the terms of any borrowing or as the result of any exchange cover scheme, forward currency contract, option or other arrangement, the amount of money that would be required to discharge the principal amount of such borrowing in full if it fell to be repaid (at the option of the Company or by reason of default) on such date is less than the amount that would otherwise be taken into account in respect of such borrowing for the purpose of this Article, the amount of such borrowing to be taken into account for the purpose of this Article shall be such lesser amount;

105.3.4 "audited balance sheet" means the audited balance sheet of the Company prepared for the purposes of the Statutes or, if an audited consolidated balance sheet of the Company and its subsidiary undertakings (with such exceptions as may be permitted in the case of a consolidated balance sheet prepared for the purposes of the Statutes) has been prepared for those purposes for the same financial year, means that audited consolidated balance sheet in which event all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively and there shall be excluded any amounts attributable to outside interests in subsidiary undertakings;

105.3.5 the Company may from time to time change the accounting convention on which the audited balance sheet is based, provided that any new convention adopted complies with the requirements of the Statutes; if the Company should prepare its main audited balance sheet on the basis of one such convention, but a supplementary audited balance sheet or statement on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet for the purposes of this Article;

105.3.6 no amount shall be taken into account more than once in the same calculation; and

105.3.7 "the Group" means the Company and its subsidiary undertakings (if any) other than those subsidiary undertakings authorised or required to be excluded from consolidation in the Company's group accounts pursuant to section 229 of the Act.

105.4 The certificate or report of the Auditors as to the amount of the Adjusted Capital and Reserves or borrowings or that the limit imposed by this Article has not been or will not in any particular circumstances be exceeded shall be conclusive and binding on all concerned. Nevertheless the Board may act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit contained in this Article is inadvertently exceeded an amount of borrowings equal to the excess may be disregarded

until the expiration of three months after the date on which by reason of a certificate or report of the Auditors or otherwise the Board became aware that such a situation has or may have arisen.

105.6 Notwithstanding the foregoing, no lender or other person dealing with the Company shall be concerned to see or inquire whether the limit imposed by this Article is observed and no borrowing incurred or security given in excess of such limit shall be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security at the time when the borrowing was incurred or the security given that the limit imposed by this Article had been or was thereby exceeded.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

106. Number to retire by rotation

106.1 Subject to the second paragraph of this Article, at every annual general meeting one-third of the Directors or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third (unless there are fewer than three Directors, in which case one of those Directors) shall retire. Subject to the Statutes and these Articles, the Directors to retire by rotation on each occasion (both as to number and identity) shall be determined by the composition of the Board at start of business on the date of the notice convening the annual general meeting and shall comprise: first, any Director who wishes to retire and not to offer himself for re-election; and secondly, those who have been longest in office since their last appointment or reappointment (but as between persons who became or were last reappointed Directors on the same day, those to retire shall be determined by lot or as the Directors concerned may agree among themselves). No Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after that time on the date of the notice but before the close of the meeting.

106.2 In addition, any Director not otherwise required to retire at an annual general meeting shall do so unless he was appointed or re-appointed as a Director at either of the last two annual general meetings before that meeting.

107. Position of Retiring Director

Subject to these Articles, the Company at the meeting at which a Director retires may fill the vacated office and, in default, the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost. If he is not reappointed or deemed to be reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

108. Eligibility for appointment as a Director

No person other than a Director retiring, whether by rotation or otherwise, shall be appointed or reappointed a Director at any general meeting unless:-

108.1 he is recommended by the Board; or

108.2 not less than seven nor more than 42 clear days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been delivered to the Office of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of Directors together with notice executed by that person of his willingness to be appointed or reappointed.

109. Power of the Company to appoint Directors

Subject to these Articles, the Company may by ordinary resolution appoint any person who is willing to act to be a Director, either to fill a vacancy on or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

110. Power of the Board to appoint Directors

Without prejudice to the power of the Company in general meeting under these Articles to appoint any person to be a Director, the Board may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at the meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion of the meeting.

111. Company's power to remove a Director and appoint another in his place

In addition to any power conferred by the Statutes, the Company may by an ordinary resolution remove any Director before the expiration of his period of office and may, subject to these Articles, by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or reappointed a Director.

112. Vacation of office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these Articles, the office of a Director shall be vacated if:-

112.1 he resigns his office by notice delivered to the Office or tendered at a meeting of the Board;

112.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally;

112.3 he is or has been suffering from mental ill health or becomes a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

112.4 without the permission of the Board, he is absent from meetings of the Board for six consecutive months (whether or not an alternate appointed by him attends) and the Board resolves that his office is vacated;

112.5 he ceases to be a Director by virtue of the Statutes or is prohibited by law from being a Director or is removed from office under these Articles;

112.6 his resignation is requested by all other Directors (provided those Directors are not less than three in number) by notice delivered to the Office or tendered at a meeting of the Board and, for this purpose, like notices each signed by a Director shall be as effective as a single notice signed by all the Directors; or

112.7 his contract of service as a Director expires or is terminated without being renewed within 14 days.

113. Director not to retire on account of age

No person shall be disqualified from being appointed a Director, and no Director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Statutes of any resolution. Where the Board convenes any general meeting of the Company at which (to the knowledge of the Board) a Director will be proposed for appointment or reappointment who will have attained the age of 70 years or more at the date for which the meeting is convened, the Board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or reappointment of that Director, at that meeting.

DIRECTORS' INTERESTS

114. Contracts between a Director and the Company or a company in which the Company is interested

114.1 A Director who, to his knowledge, is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract is first taken into consideration if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested. A general notice to the Board by a Director to the effect that:

114.1.1 he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm; or

114.1.2 he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract.

114.2 Subject to the Statutes, and provided that a Director has disclosed to the Board the nature and extent of his material interest, that Director notwithstanding his office:-

114.2.1 may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company (otherwise than as Auditor) and in either such case on such terms as to remuneration (whether by way of salary, commission, participation in profits or otherwise) and otherwise as the Board may determine; any such remuneration shall be either in addition to or in lieu of any remuneration provided for, by or pursuant to any other Article;

114.2.2 may be a party to, or otherwise interested in, any contract with the Company or in which the Company is otherwise interested;

114.2.3 may be a director or other officer of, or employed by, or a party to any contract with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

114.2.4 shall not, by reason of his office, be accountable to the Company for any remuneration or benefit which he derives from any such office or employment or from any such contract or from any interest in such body corporate and no such office, employment or contract shall be liable to be avoided on the ground of any such interest or benefit.

114.3 The Board may cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in

such manner in all respects as it thinks fit, including the exercise of either of such powers in favour of a resolution appointing the Directors, or any of them, to be directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

114.5 Save as otherwise provided by these Articles, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of, or otherwise in or through, the Company) or duty which (together with any interest of a person connected with him within the meaning of section 346 of the Act) is material and, if he shall do so, his vote shall not be counted. A Director shall be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters:-

114.5.1 the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

114.5.2 the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

114.5.3 his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of the Company or any of its subsidiary undertakings as a holder of securities, or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiary undertakings for subscription, purchase or exchange;

114.5.4 any contract concerning any company not being a company in which the Director owns one per cent. or more (as defined in this Article), in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;

114.5.5 any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner as the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the arrangement relates; and

114.5.6 any contract concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

114.6 A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote on and be counted in the quorum in relation to each resolution which does not concern either: (a) his own appointment or the settlement or variation of the terms or the termination of his own appointment; or (b) the appointment of another Director to an office or place of profit with a company in which the Company is interested and in which the Director seeking to vote or be counted in the quorum is interested by virtue of owning of one per cent. or more (as defined in this Article).

114.7 A company shall be deemed to be a company in which a Director owns one per cent. or more if and so long as he is directly or indirectly the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For this purpose, there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder (if and so long as some other person is entitled to receive the income from such trust) and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

114.8 Where a company in which a Director owns one per cent. or more is materially interested in a contract, he shall also be deemed to be materially interested in that contract.

114.9 For the purposes of this Article, an interest of a person who is, for any purpose of the Statutes (excluding any statutory modification thereof not in force when this Article becomes binding on the Company), connected (which word shall have the meaning given to it by section 346 of the Act) with a Director shall be treated as an interest of the Director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

114.10 References in this Article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

114.11 If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the

Director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to the Director) has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Board.

DIRECTORS' GRATUITIES AND PENSIONS

115. Directors' gratuities and pensions

The Board or any committee authorised by the Board may exercise all the powers of the Company to provide benefits, whether by the payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any Director or former Director who holds or who has held but no longer holds any executive office, other office, place of profit or employment with the Company or with any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office, place of profit or employment) establish, maintain, support, subscribe to and contribute to any scheme trust or fund for the benefit of all or any such persons and pay premiums for the purchase or provision of any such benefits. The Board or any committee authorised by the Board may procure any of these matters to be done by the Company either alone or in conjunction with any other person. No Director or former Director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director.

PROCEEDINGS OF THE BOARD

116. Board meetings

The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A Director may, and the Secretary on the requisition of a Director shall, convene a meeting of the Board.

117. Notice of Board meetings

Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from the United Kingdom may request the Board that notices of Board meetings shall during his absence

be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from the United Kingdom. A Director may waive notice of any meeting either before or after the meeting.

118. Voting

Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

119. Quorum

The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be two. Subject to these Articles, any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

120. Board vacancies below minimum number

The continuing Directors or a sole continuing Director may act notwithstanding any vacancies on the Board, but, if the number of Directors is less than the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act only for the purpose of filling vacancies on the Board or of convening a general meeting of the Company. If there are no Directors or Director able or willing to act, then any two members may call a general meeting of the Company for the purpose of appointing Directors.

121. Appointment of chairman

The Board may appoint a Director to be the chairman of the Board and may at any time remove him from that office. Unless he is unwilling to do so, the Director so appointed shall preside at every meeting of the Board at which he is present. But if there is no Director holding that office, or if the Director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

122. Competence of the Board

A meeting of the Board at which a quorum is present shall be competent to exercise all powers, authorities and discretions for the time being vested in or

exercisable by the Board.

123. Participation in meetings by telephone

All or any of the members of the Board or of any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear and speak to each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is and shall be deemed to be a meeting even if there is only one person physically present where it is deemed to take place.

124. Written resolutions

A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Board (if that number is sufficient to constitute a quorum) or by all the members of a committee of the Board shall be as valid and effectual as if it had been passed at a meeting of the Board or that committee duly convened and held and may be contained in one document (or in several documents in all substantial respects in like form) each signed by one or more of the Directors or members of that committee. Any such document may be constituted by letter, facsimile or otherwise as the Board may from time to time resolve.

125. Company books

The Board shall cause minutes to be made in books kept for the purpose of recording:-

125.1 all appointments of officers made by the Board;

125.2 all proceedings at meetings of the Company, of the holders of any class of shares in the Company and of the Board and of committees of the Board, including the names of the Directors or members of a committee of the Board present at each such meeting.

Subject to the Statutes, any such minutes if purporting to be signed by the chairman of the meeting at which the appointments were made or proceedings held or by the chairman of the next succeeding meeting, shall be sufficient evidence of the facts therein stated without any further proof.

126. Validity of acts of the Board or a committee

All acts done by the Board or by a committee of the Board, or by a person

acting as a Director or member of a committee of the Board shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, member of a committee of the Board, or person acting as a Director, or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if each such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

COMPANY SECRETARY

127. Appointment and removal of Company Secretary

127.1 Subject to the Statutes, the Secretary shall be appointed by the Board at such remuneration and upon such terms as it thinks fit. If thought fit, two or more persons may be appointed as joint Secretaries with the power to act jointly and severally. Any Secretary so appointed may be removed by the Board.

127.2 The Board may from time to time appoint an assistant or deputy secretary who, during such time as there may be no Secretary or no Secretary capable of acting, may act as Secretary and do any act authorised or required by these Articles or by law to be done by the Secretary. The signature of any document as Secretary by such assistant or deputy secretary shall be conclusive evidence (without invalidating that signature for any purpose) that at the time of signature there was no Secretary or no Secretary capable of acting.

THE SEAL

128. Use of seal

The Seal shall only be used by the authority of the Board or of a committee authorised by the Board in that behalf. The Board or any such committee may determine who shall sign any instrument to which the Seal is affixed and unless otherwise so determined it shall be signed by one Director and the Secretary or by two Directors, and any instrument to which an official seal is applied need not, unless the Board for the time being otherwise decides or the law otherwise requires, be signed by any person.

129. Execution as a deed without sealing

Where the Statutes so permit, any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the Board or of a committee authorised by the Board in that behalf.

130. Official seal

The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad, and such powers shall be vested in the Board.

DIVIDENDS

131. Company may declare dividends

Subject to the Statutes, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. Subject to the Statutes, any determination by the Board of the amount of profits at any time available for distribution shall be conclusive.

132. Board may pay interim dividends and fixed dividends

Subject to the Statutes, the Board may pay interim dividends if it appears to the Board that they are justified by the financial position of the Company. If the share capital of the Company is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights to dividends as well as on shares which confer preferential or special rights to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Board may also pay at intervals settled by it any dividend payable at a fixed date if it appears to the Board that the financial position of the Company justifies the payment. If the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss which they may suffer by reason of the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

133. Calculation and currency of dividends

Except in so far as the rights attaching to any share otherwise provide, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, but (for the purposes of this Article only) no amount paid up on a share in advance of calls shall be treated as paid up on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Dividends may be declared or paid in any currency and the Board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of

conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

134. Waiver of dividends

The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the relevant member (or the person becoming entitled by transmission to the share) and delivered to the Company and if or to the extent that it is accepted as such or acted upon by the Company.

135. Non-cash dividends

A general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets and, in particular, of paid-up shares or debentures of any other company and, where any difficulty arises concerning such distribution, the Board may settle it as the Board thinks expedient and in particular may issue fractional certificates or, subject to the Statutes and, in the case of shares held in uncertificated form, the system's rules, authorise and instruct any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the basis of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as the Board may consider expedient.

136. Scrip dividends

Subject to the Statutes, the Board may, if authorised by an ordinary resolution of the Company, offer the holders of ordinary shares (subject to such exclusions or other arrangements as the Board may consider necessary or expedient in relation to any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange) the right to elect to receive new ordinary shares, credited as fully paid, instead of cash for all or part (as determined by the Board) of the dividend specified by the ordinary resolution. The following provisions shall apply:-

136.1 an ordinary resolution may specify a particular dividend or dividends (whether or not already declared), or may specify all or any dividends declared within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

136.2 the basis of allotment to each holder of ordinary shares shall be such number of new ordinary shares credited as fully paid as have a value as nearly as possible equal to (but not greater than) the amount of the dividend (disregarding any tax credit) which he has elected to forego. For this purpose, the "value" of an

ordinary share shall be deemed to be whichever is the greater of its nominal value and the average of the middle market quotations for the Company's ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange on the day on which the shares are first quoted "ex" the relevant dividend and the four subsequent dealing days or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the Auditors as to the amount of the value in respect of any dividend shall be conclusive evidence of that amount;

136.4 no fraction of an ordinary share shall be allotted and if any holder of ordinary shares would otherwise be entitled to fractions of a share, the Board may deal with the fractions as it thinks fit;

136.5 the Board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds which may be capitalised to give effect to the election following the Board's determination of the basis of allotment;

136.6 on or as soon as practicable after announcing that the Board is to declare or recommend any dividend, the Board, if it intends to offer an election for that dividend, shall also announce that intention and having determined the basis of allotment, shall notify the holders of ordinary shares (other than any in relation to whom an election mandate in accordance with this Article is subsisting) in writing of the right of election offered to them, and shall send with, or following, such notification, forms of election and shall specify the procedure to be followed and place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective;

136.7 the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been duly made (the "elected shares") and instead additional ordinary shares shall be allotted to the holders of the elected shares on the basis of allotment so determined. For such purpose, the Board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account), whether or not the same is available for distribution, as the Board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected shares on that basis;

136.8 the additional ordinary shares so allotted shall be allotted as of the record date for the dividend for which the right of election has been offered and shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not rank for the dividend or other distribution entitlement in respect of which they have been issued. Unless the Board otherwise determines (and subject always to the Regulations and the system's rules), the ordinary shares so allotted shall be issued as shares in certificated form (where the ordinary shares in respect of which they have been allotted were in certificated form at

the Scrip Record Time) or as shares in uncertificated form (where the ordinary shares in respect of which they have been allotted were in uncertificated form at the Scrip Record Time) provided that if the Company is unable under the system's rules to issue ordinary shares in uncertificated form to any person, such shares shall be issued as shares in certificated form. For these purposes, the "Scrip Record Time" means such time on the record date for determining the entitlements of members to make elections as described in this Article, or on such other date as the Board may in its absolute discretion determine.

136.10 The Board may establish or vary a procedure for election mandates whereby a holder of ordinary shares may elect concerning future rights of election offered to that holder under this Article until the election mandate is revoked following that procedure.

136.11 The Board may exclude from any offer any holders of ordinary shares if it believes that it is necessary or expedient to do so in relation to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange or other authority in, any territory or that for any other reason the offer should not be made to them.

137. Enhanced scrip dividends

137.1 Without prejudice to the generality of the immediately preceding Article (Scrip dividends), the Board may, in respect of any cash dividend or other distribution (or any part thereof) declared or payable in relation to any financial year or period of the Company, offer to each holder of ordinary shares the right to elect to receive new ordinary shares, credited as fully paid, in respect of the whole or part of the ordinary shares held by them instead of such cash dividend, on any basis described in that Article but so that the entitlement of each holder of ordinary shares to such new ordinary shares shall be determined by the Board such that the value (determined on the basis decided on by the Board) of the new ordinary shares concerned may exceed the cash amount that such holders of ordinary shares would otherwise have received by way of dividend and, in respect of such offer, that Article shall take effect subject to this Article. Any offer made under this Article shall be an alternative to any offer made under that Article in respect of a particular cash dividend (but shall form part of any plan which is in operation thereunder).

137.2 Any exercise by the Board of the powers granted to the Board by this Article shall be subject to a special resolution approving the exercise of such powers in respect of the dividend in question or in respect of any dividends or other distributions declared or payable in respect of a specified financial year or period of the Company which include the dividend in question but such year or period may not end later than the conclusion of the annual general meeting next following the date of the meeting at which such resolution is passed. No further sanction shall be required under the immediately preceding Article (Scrip dividends) in respect of an exercise of powers by the Board under this Article and any authority granted under this Article shall not preclude the granting to the Board

of a separate authority under that Article.

138. Right to deduct amounts due on shares from dividends

The Board may deduct from any dividend or other moneys payable in respect of a share to a member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

139. No interest on dividends

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

140. Payment procedure

140.1 All dividends and interest shall belong and be paid (subject to any lien of the Company) to those members whose names shall be on the Register at the date at which such dividend shall be declared or at the date on which such interest shall be payable respectively, or at such other date as the Company by ordinary resolution or the Board may determine notwithstanding any subsequent transfer or transmission of shares.

140.2 The Company may pay any dividend, interest or other monies payable in cash in respect of shares by direct debit, bank transfer, cheque, dividend warrant, money order or by any other method (including by electronic means) as the Board may consider appropriate.

140.3 Every such cheque, warrant or order shall be made payable to the person to whom it is sent, or to such other person as the holder or the joint holders may in writing direct, and may be sent by post or equivalent means of delivery directed to the registered address of the holder or, in the case of joint holders, to the registered address of the joint holder whose name stands first in the Register, or to such person and to such address as the holder or joint holders may in writing direct.

140.4 Every such payment made by direct debit or bank transfer shall be made to the holder or joint holders or to or through such other person as the holder or joint holders may in writing direct.

140.5 In respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Board shall from time to time consider sufficient, the Company may pay any such dividend, interest or other monies by means of the relevant system. Every such payment shall be made in such manner as may be consistent with the system's rules and, without prejudice to the generality of the foregoing, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the

holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct.

140.7 The Company shall not be responsible for any loss of any such cheque, warrant or order and any payment made in any manner permitted by these Articles shall be at the sole risk of the holder or joint holders. Without prejudice to the generality of the foregoing, if any such cheque, warrant or order has been, or is alleged to have been, lost, stolen or destroyed, the Board may, on request of the person entitled thereto, issue a replacement cheque, warrant or order subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.

140.8 The issue of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment in accordance with the system's rules, shall be a good discharge to the Company.

141. Receipt by joint holders

If several persons are registered as joint holders of any share, any one of them may give effectual receipts for any dividend or other moneys payable in respect of the share.

142. Where payment of dividends need not be made

The Company may cease to send any cheque or warrant through the post or to effect payment by any other means for any dividend or other monies payable in respect of a share which is normally paid in that manner on that share if in respect of at least two consecutive dividends payable on that share payment, through no fault of the Company, has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder) but, subject to these Articles, the Company shall recommence payments in respect of dividends or other monies payable on that share by that means if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

143. Unclaimed dividends

All dividends, interest or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The retention by the Company of, or payment into a separate account of, any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend or interest unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the Company.

CAPITALISATION OF PROFITS

144. Capitalisation of profits

144.1 Upon the recommendation of the Board, the Company may pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution).

144.2 The Board may appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or (subject to approval by ordinary resolution and to any subsisting special rights previously conferred on any shares or class of shares) in paying up in full unissued shares of any class (but not redeemable shares) or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but for the purposes of this Article the share premium account, the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full unissued shares of the Company.

144.3 The Board may authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation and any matters incidental thereto, any agreement made under such authority being binding on all such members.

144.4 If any difficulty arises concerning any distribution of any capitalised reserve or fund, the Board may subject to the Statutes and, in the case of shares held in uncertificated form, the system's rules, settle it as the Board considers expedient and in particular may issue fractional certificates, authorise any person to sell and transfer any fractions or resolve that the distribution should be made as nearly as practicable in the correct proportion or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties as the Board considers expedient.

AUTHENTICATION OF DOCUMENTS

145. Authentication of documents

Any director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the

constitution of the Company and any resolutions passed by the Company or the Board or any committee and any books, records, documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company, the Board or any committee which is certified as such in accordance with this Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith of such document that such resolution has been duly passed or, as the case may be, that such minute or extract is a true and accurate record of proceedings at a duly constituted meeting.

RECORD DATES

146. Power to choose record date

Notwithstanding any other provision of these Articles, the Company or the Board may fix, subject to the Statutes, any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS AND OTHER RECORDS

147. Records to be kept

The Board shall cause accounting records to be kept sufficient to give a true and fair view of the Company's state of affairs and to comply with the Statutes.

148. Copy of accounts to be sent to members

A printed copy of every profit and loss account and balance sheet, including all documents required by law to be annexed to the balance sheet which is to be laid before the Company in general meeting, together with copies of the Directors' and of the Auditors' reports (or such other documents which may be required or permitted by law to be sent in their place) shall not less than 21 clear days before the date of the meeting be sent to every member (whether or not he is entitled to receive notices of general meetings of the Company), and to every holder of debentures of the Company (whether or not he is so entitled), and to the Auditors provided that if the Company is permitted by law to send to any member, to any holder of debentures of the Company or to the Auditors any summary financial statement in place of all or any of such profit and loss account and balance sheet or other documents, this Article shall impose no greater obligation on the Company than that imposed by law; but this Article shall not require a copy of those documents to be sent to any member or holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures.

149. Inspection of records

No member in his capacity as a member shall have any right of inspecting any record, book or document of any description belonging to the Company except as conferred by the Statutes or authorised by the Board or by ordinary resolution of the Company.

150. Destruction of documents

150.1 The Company may destroy:-

150.1.1 any instrument of transfer of shares and any other document on the basis of which an entry is made in the Register, at any time after the expiration of six years from the date of registration;

150.1.2 any instruction concerning the payment of dividends or other monies in respect of any share or any notification of change of name or address, at any time after the expiration of two years from the date the instruction or notification was recorded; and

150.1.3 any share certificate which has been cancelled, at any time after the expiration of one year from the date of cancellation;

provided that the Company may destroy any such type of document after such shorter period as the Board may determine if a copy of such document is retained on microfilm or by other similar means and is not destroyed earlier than the original might otherwise have been destroyed in accordance with this Article.

150.2 It shall conclusively be presumed in favour of the Company that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid and effective document duly and properly cancelled and that every other document so destroyed was a valid and effective document in accordance with its particulars recorded in the books or records of the Company provided that :-

150.2.1 this Article shall apply only to the destruction of a document in good faith and without express notice that its retention was relevant to any claim (regardless of the parties to the claim);

150.2.2 nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than the times referred to in this Article or in any case where the conditions of this Article are not fulfilled; and

150.2.3 references in this Article to the destruction of any document or thing include references to its disposal in any manner.

NOTICES

151. Notices must be in writing

Any notice to be given to or by any person pursuant to these Articles shall be in writing except that a notice calling a meeting of the Board need not be in writing.

152. Service of notice

Any notice or other document (including a share certificate) may be served on or delivered to a member by the Company either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by so addressing the envelope and leaving it at that address or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, all notices or other documents shall be served on or delivered to the joint holder whose name stands first in the Register in respect of the joint holding and such service or delivery shall for all purposes be deemed sufficient service on or delivery to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices or other documents may be served on or delivered to him shall be entitled to have notices or other documents served on or delivered to him at that address, but otherwise no such member shall be entitled to receive any notice or other documents from the Company.

153. When notice deemed served

Any notice or other document, if sent by the Company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post or duly given to delivery agents. Any notice or other document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or other document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document to be given by the Company by advertisement shall be deemed to have been served on the day on which the advertisement appears.

154. Service of notice on person entitled by transmission

Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him by the Company, as if he were the holder of that share and the address noted in the Register were his registered address. Otherwise, any notice or other document served on or

delivered to any member pursuant to these Articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

155. Record date for service

Any notice or other document may be served or delivered by the Company by reference to the Register as it stands at any time not more than 15 days before the date of service or delivery. No change in the Register after that time shall invalidate that service or delivery. Where any notice or other document is served on or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

156. Loss of entitlement to receive notices

It on two consecutive occasions notices or other documents have been sent to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not from then on be entitled to receive notices or other documents from the Company until he has communicated with the Company and supplied to the Company in writing a new address within the United Kingdom for the service of notices.

157. Notice when post not available

157.2.1 If at any time postal services within the United Kingdom are suspended or curtailed so that the Company is unable effectively to convene a general meeting or a meeting of the holders of any class of shares in its capital by notice sent through the post, any such meeting may be convened by a notice advertised in at least one newspaper with a national circulation and in that event the notice shall be deemed to have been served on all members and persons entitled by transmission, who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the giving of notices by post to addresses throughout the United Kingdom has, in the Board's opinion, become practicable, the Company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

157.2.2 At any time that postal services within the United Kingdom are suspended or curtailed, any other document considered by the Board to be capable of communication by advertisement shall, if advertised in at least one such newspaper, be deemed to have been notified to all members and persons entitled by transmission.

WINDING-UP

158. Distribution in kind

If the Company commences liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Statutes:-

158.1 divide among the members in kind the whole or any part of the assets of the Company (whether the assets are of the same kind or not) and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members or otherwise as the resolution may provide; or

158.2 vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall determine,

but no member shall be compelled to accept any assets upon which there is a liability. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same way as if the resolution were a special resolution passed in accordance with the Insolvency Act 1986.

159. Power of sale

The power of sale of the liquidator shall include a power to sell wholly or partly for shares or debentures or other obligations of another company, either then already constituted or about to be constituted, for the purpose of carrying out the sale.

INDEMNITY

160. Officer's indemnity

Subject to the Statutes, the Company may indemnify any Director or other officer against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director or other officer of the Company and the Auditors shall be indemnified out of the assets of the Company against any liability incurred by him as a Director, other officer of the Company or as Auditor in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or which are otherwise disposed of without any finding or admission of any material guilt or breach of duty or breach of trust on his part or in connection with any application under the Statutes in which relief is granted to him by the court.

161. Power to insure

Subject to the Statutes, and without prejudice to the preceding Article (Officer's indemnity), the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a Director or other officer or employee of the Company or of any subsidiary undertaking of the Company or in which the Company has an interest (whether direct or indirect) or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such subsidiary undertaking is or has been interested, indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a Director, officer, employee or trustee.

Registered No. 03468317

The Companies Acts

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

of

GENEMEDIX PLC

(Adopted by a special resolution
passed on 2000)

Incorporated on 18 November 1997

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

T +44(0)20 7367 3000
F +44(0)20 7367 2000

Table of Contents

DEFINITIONS AND INTERPRETATION 1

1. Definitions and interpretation 1
2. Table A excluded 4
3. Form of resolutions 4

SHARE CAPITAL 4

4. Share capital 4
5. Rights attached to shares 4
6. Redeemable shares 4
7. Unissued shares 4
8. Payment of commissions 5
9. Trusts not recognised 5
10. Variation of rights 5
11. Matters not constituting a variation of rights 5

CERTIFICATES 6

12. Right to certificates 6
13. Execution of certificates 6
14. Replacement certificates 6
15. Uncertificated securities 7

LIEN 7

16. Company's lien 7
17. Enforcing lien by sale after notice 7
18. Manner of sale 7
19. Application of sale proceeds 8

CALLS ON SHARES 8

20. Calls 8
21. Time of call 8
22. Liability of joint holders 8
23. Interest 9
24. Sums due on allotment or by way of instalment treated as calls 9
25. Power to differentiate 9
26. Advance payment of calls 9

FORFEITURE OF SHARES 9

27. Notice if call not paid 9
28. Forfeiture if notice not complied with 10
29. Notice of forfeiture 10
30. Sale of forfeited share 10
31. Arrears to be paid notwithstanding forfeiture 10
32. Statutory declaration and validity of sale 11

UNTRACED SHAREHOLDERS 11

33. Power to sell shares of untraced shareholders 11
34. Manner of sale and creation of debt in respect of net proceeds 12
TRANSFER OF SHARES 12
35. Form and execution of transfer 12
36. Right to refuse registration of partly paid share 13
37. Other rights to refuse registration 13
38. Notice of refusal 13
39. Suspension of registration 13
40. No fee for registration 14
41. Retention of documents 14
42. Other Registers 14
TRANSMISSION OF SHARES 14
43. Transmission on death 14
44. Election by person entitled by transmission 14
45. Rights in respect of the share 14
ALTERATION OF CAPITAL 15
46. Increase, consolidation, sub-division and cancellation 15
47. Fractions 15
48. Reduction of capital 15
STOCK 16
49. Conversion of shares into stock 16
50. Transfer of stock 16
51. Rights attaching to stock 16
52. Articles applicable to stock 16
PURCHASE OF OWN SHARES 16
53. Purchase of own shares 16
GENERAL MEETINGS 17
54. Annual general meetings 17
55. Extraordinary general meetings 17
56. Convening an extraordinary general meeting 17
NOTICE OF GENERAL MEETINGS 17
57. Length of notice period 17
58. Contents of notices 18
59. Omission or non-receipt of notice 18
PROCEEDINGS AT GENERAL MEETINGS 18
60. Quorum 18
61. Procedure if quorum not present 18
62. Chairman of general meeting 19
63. Directors' right to attend and speak 19
64. Meeting at more than one place and/or in a series of rooms 19
65. Security arrangements 20
66. Adjournments 20

67. Notice of adjourned meeting 21
VOTES OF MEMBERS 21
68. Method of voting 21
69. Votes of members 21
70. Votes of joint holders 22
71. Corporations acting by representatives 22
72. Votes of member suffering incapacity 22
73. No right to vote where sums overdue on shares 22
74. Votes on a poll 22
75. Right to withdraw demand for a poll 23
76. Procedure if poll demanded 23
77. When poll to be taken 23
78. Continuance of other business after poll demanded 23
79. Suspension of rights for non-disclosure of interest 23
80. Chairman's casting vote 25
81. Proposal or amendment of resolution 25
82. Amendment of resolution ruled out of order 26
83. Objections or errors in voting 26
PROXIES 26
84. Execution of an instrument of proxy 26
85. Times for deposit of an instrument of proxy 26
86. Form of proxy 27
87. Validity of proxy 27
88. Maximum validity of proxy 28
DIRECTORS 28
89. Number of Directors 28
90. No shareholding qualification for Directors 28
REMUNERATION OF DIRECTORS 28
91. Ordinary remuneration 28
92. Expenses 28
93. Extra remuneration 28
ALTERNATE DIRECTORS 29
94. Appointment, removal and resignation 29
95. Alternate to be responsible for his own acts and remuneration of alternate 29
EXECUTIVE DIRECTORS 30
96. Executive Directors 30
POWERS AND DUTIES OF DIRECTORS 30
97. General powers of the Company vested in the Board 30
DELEGATION OF DIRECTORS' POWERS 31
98. Agents 31
99. Delegation to individual Directors 31
100. Delegation to committees 31

101. Power to establish local boards etc 32

SPECIFIC POWERS 32

102. Provision for employees 32

103. Borrowing Powers 33

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS 38

104. Number to retire by rotation 38

105. Position of Retiring Director 38

106. Eligibility for appointment as a Director 38

107. Power of the Company to appoint Directors 39

108. Power of the Board to appoint Directors 39

109. Company's power to remove a Director and appoint another in his place 39

110. Vacation of office by Directors 39

111. Director not to retire on account of age 40

DIRECTORS' INTERESTS 40

112. Contracts between a Director and the Company or a company in which the Company is interested 40

DIRECTORS' GRATUITIES AND PENSIONS 43

113. Directors' gratuities and pensions 43

PROCEEDINGS OF THE BOARD 43

114. Board meetings 43

115. Notice of Board meetings 44

116. Voting 44

117. Quorum 44

118. Board vacancies below minimum number 44

119. Appointment of chairman 44

120. Competence of the Board 45

121. Participation in meetings by telephone 45

122. Written resolutions 45

123. Company books 45

124. Validity of acts of the Board or a committee 45

COMPANY SECRETARY 46

125. Appointment and removal of Company Secretary 46

THE SEAL 46

126. Use of seal 46

127. Execution as a deed without sealing 46

128. Official seal 46

DIVIDENDS 47

129. Company may declare dividends 47

130. Board may pay interim dividends and fixed dividends 47

131. Calculation and currency of dividends 47

132. Waiver of dividends 47

133. Non-cash dividends 48

134. Scrip dividends 48

135. Enhanced scrip dividends 49
136. Right to deduct amounts due on shares from dividends 50
137. No interest on dividends 50
138. Payment procedure 50
139. Receipt by joint holders 51
140. Where payment of dividends need not be made 51
141. Unclaimed dividends 52
CAPITALISATION OF PROFITS 52
142. Capitalisation of profits 52
AUTHENTICATION OF DOCUMENTS 53
143. Authentication of documents 53
RECORD DATES 53
144. Power to choose record date 53
ACCOUNTS AND OTHER RECORDS 53
145. Records to be kept 53
146. Copy of accounts to be sent to members 53
147. Inspection of records 54
148. Destruction of documents 54
NOTICES 55
149. Notices must be in writing 55
150. Service of notice 55
151. When notice deemed served 55
152. Additional methods of service **Error! Bookmark not defined.**
153. Service of notice on person entitled by transmission 55
154. Record date for service 56
155. Loss of entitlement to receive notices 56
156. Notice when post not available 56
WINDING-UP 57
157. Distribution in kind 57
158. Power of sale 57
INDEMNITY 57
159. Officer's indemnity 57
160. Power to insure 57



CERTIFICATE OF INCORPORATION
OF A PUBLIC LIMITED COMPANY

Company No. 3467317

The Registrar of Companies for England and Wales hereby certifies that

GENE MEDIX PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Cardiff, the 18th November 1997

R. C. Edwards
R. C. EDWARDS

For the Registrar of Companies



COMPANIES HOUSE

HC008A


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3467317

The Registrar of Companies for England and Wales hereby certifies that

GENE MEDIX PLC

having by special resolution changed its name, is now incorporated under the name of

GENEMEDIX PLC

Given at Companies House, London, the 16th October 2000

K Davis

K DAVIS

For The Registrar Of Companies

CH

COMPANIES HOUSE



CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

Company No. **3467317**

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

GENE MEDIX PLC

and that the company is entitled to do business and borrow

Given under my hand at Companies House, Cardiff the **15th October 1999**

J J Lewis

An Authorised Officer





GeneMedix **press release**

Placing of new shares for cash

GeneMedix plc ("GeneMedix" or "the Company"), the UK multi-sourced biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces that, in response to investor demand, it is raising approximately £1.5 million before expenses through a placing for cash of 8,983,003 new ordinary shares. The new shares, which represent approximately 3 per cent of GeneMedix's issued share capital prior to the placing, have been placed with a number of investors in Singapore and Malaysia at a placing price of 16.65 pence per share. The placing price represents a discount of approximately 10 per cent to the closing middle market price on London Stock Exchange on 11 June 2003.

Paul Edwards, Chief Executive Officer, commented:

"As we announced today in a separate press release, we have signed a letter of intent to establish a new company in Malaysia to develop and commercialise our insulin know-how. As part of this venture, local investors in Malaysia and Singapore were contacted to secure equity financing for the new company. Some of these investors expressed an interest in investing directly in GeneMedix, and this placing provides them with the opportunity to secure a valuable shareholding in GeneMedix.

The new shares will, when issued and fully paid, rank pari passu with the existing issued GeneMedix shares. Application will be made today to the UK Listing Authority for the new shares to be admitted to the Official List. Application will also be made to the London Stock Exchange for the new shares to be admitted to trading on its market for listing securities. It is expected that admission to listing of such securities will become effective, and dealings on the London Stock Exchange will commence, on 24 June 2003 and shortly thereafter in Singapore.

12 June 2002

ENQUIRIES:

GeneMedix plc **Tel: 01638 663320**
Paul Edwards, Chief Executive Officer

College Hill **Tel: 020 7457 2020**
Nicholas Nelson
Clare Warren


EXAMPLE PLACING MEMORANDUM.


GMX

GeneMedix

GeneMedix plc
Rosalind Franklin House
Fordham Road
Newmarket
Suffolk CB8 7XN

Tel: +44 (0) 1638 663320
Fax: +44 (0) 1638 663411

enquiries@genemedix.com
www.genemedix.com

Strictly Private and Confidential

TH Group

For the attention of:

By fax: «Fax»

Dear Sirs,

GENEMEDIX PLC ("THE COMPANY")

Placing ("Placing") of 8,983,003 new ordinary shares of 1 pence each ("New Ordinary Shares") at 16.65 pence per New Ordinary Share (the "Placing Price")

Placing participation being offered to you of 3,003,003 shares. All of these shares are being offered to you at 16.65 pence per new share, corresponding to a total value for your placing participation of **£ 500,000.00**

ACTION TO BE TAKEN AND TIMETABLE
• Sign and return Letter of Confirmation and Settlement Schedule to **today, 13 June 2003 or at the latest by 12.00 p.m. tomorrow, 14 June 2003**
• Trade date: 14 June 2003
• Deadline for you to input instructions into CREST (if applicable): 8.00pm on 17 June 2003
• Expected date of Admission: 24 June 2003
• Settlement date: 24 June 2003

Placing

We enclose a draft announcement of the Company (which is subject to amendment, updating and completion) in connection with, and giving details, of the Placing. It is expected that a document in substantially the same form as the announcement will be published on or about 12th June 2003.

The New Ordinary Shares are being placed for cash at the Placing Price for the account of the Company.

Admission to the Official List and Dealings

Applications are to be made to the United Kingdom Listing Authority and the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange ("**Admission**") and it is expected that Admission will become effective and dealings in the New Ordinary Shares will commence on the London Stock Exchange on 24 June 2003. Trading on Singapore Exchange for shares transferred into CDP will commence on 25 June 2003.

It is expected that members' CREST stock accounts for the New Ordinary Shares agreed to be issued in uncertificated form will be credited on 24 June 2003 (unless the Company exercises its right to issue the New Ordinary Shares in certificated form). Otherwise, definitive certificates for the New Ordinary Shares will, where appropriate, be despatched not later than 24 June 2003. Pending receipt of definitive certificates, transfers will be certified against the relevant register.

Placing Participation Offer

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the existing ordinary shares of the Company. The New Ordinary Shares will be issued free from all liens, charges and encumbrances and will be in registered form.

Conditions and Termination

On receipt by us of a completed Letter of Confirmation and Settlement Schedule, your commitment to us to subscribe for the number of New Ordinary Shares comprising your Placing Participation will become binding on you. Your commitment will then be absolutely irrevocable and not terminable by you in any circumstances. However, we may terminate your commitment at any time in our absolute discretion prior to the release of the Announcement and we shall have no liability to you in relation to the exercise of such discretion. The Placing and your Placing Participation are also conditional upon Admission.

Settlement of your Placing Participation

The New Ordinary Shares that you acquire pursuant to the Placing will be delivered in either certificated or uncertificated form (i.e. within CREST) depending upon the preference you express in the Letter of Confirmation and Settlement Schedule.

Where you choose delivery in uncertificated form (i.e. through CREST) delivery will be made against payment. In order to enable instructions to be successfully matched in CREST, the relevant details are as follows:

(a) CREST participant ID of GeneMedix: GMXG

(b) Trade date: **12 June 2003**

(c) Settlement date**: 24 June 2003**

(d) Deadline for you to input instructions into CREST**: 8.00pm on 17 June 2003**

Where you choose delivery of the New Ordinary Shares in certificated form, payment for the full amount due (on the basis of the Placing Price) will be required for value no later than 12.00pm on 24 June 2004. The amounts due to us should be remitted by CHAPS (Electronic Funds Transfer) direct to our account at HSBC, Guildford, Surrey, GU1 3YU , sort code 40 22 26, swift MIDLGB22 for the account of GeneMedix plc, account number 32071223 and quoting reference "GMXINS". Delivery of the New Ordinary Shares will be free of payment.

Where you choose delivery of the New Ordinary Shares in certificated form, or where you have not matched your CREST instructions to our participant ID by the above date, we will deliver definitive certificates to you for New Ordinary Shares, by first class post and at your risk, by 30 June 2003 or such later date as may be determined by GeneMedix if Admission does not occur on 24 June 2003.

In the event that the Placing is terminated, the Placing will not proceed and any funds delivered to us pursuant to this letter will be returned to you without interest (in our absolute discretion as to manner, terms and timing) at your risk.

7. Representations and Warranties

GeneMedix plc represents and warrants that the shares upon allotment and issuance will

(a) be in issued in accordance with the Company's articles of Association, and all necessary authorisations from the Company's Directors and Members in general meeting have been obtained.

(b) have all necessary permissions have been obtained to list and deal the shares on the London Stock Exchange and Singapore Exchange.

Governing Law

This letter (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this letter or the formation of any contract or agreement in connection with it) shall be governed by and construed in accordance with English law.

Submission to Jurisdiction

In relation to any action or proceedings to enforce the terms of this letter or arising out of or in connection with it ("**Proceedings**"), you hereby irrevocably submit to the exclusive jurisdiction of the English Courts and waive any objection to Proceedings in such courts on the grounds of venue or on the grounds that the Proceedings have been brought in an inconvenient forum.

It is also acknowledged that this placing is subject to the Placee obtaining the necessary approvals from Bank Negara.

Action to be taken

To confirm acceptance of your Placing Participation offered to you pursuant to the terms of this letter:

(a) telephone ....on ...., as soon as possible; and

(b) sign the attached Letter of Confirmation and Settlement Schedule of your Placing Participation as soon as possible, and send it by facsimile to .... on ....(with the original to follow by hand or by first class post) so as to arrive no later than 18 June 2003

Yours faithfully

For and on behalf of
GeneMedix plc

Registered in England No 03467317
Registered Office:
Rosalind Franklin House, Fordham Road
Newmarket CB8 7XN, England

LETTER OF CONFIRMATION

To: GeneMedix plc

Rosalind Franklin House
Fordham Road
Newmarket
England
CB8 &XN

For the attention of: Mr Julian Attfield
Fax number: 0044 1638 663411
Our reference: GMXINS

Total placing participation of .... shares. All of these shares are being offered at 16.65 pence per new share, corresponding to a total value of **£** ....

Dear Sirs,

GENEMEDIX PLC (THE "COMPANY")

Placing ("Placing") of 8,983,003 new ordinary shares of 1 pence each ("New Ordinary Shares) at 16.65 pence per New Ordinary Share (the "Placing Price")

We refer to your letter dated 13 June 2003 (the "**Placing Letter**") regarding the Placing and hereby confirm our acceptance of our Placing Participation set out in the box above on the terms and subject to the conditions set out in the Placing Letter.

Without prejudice to the generality of the foregoing, we irrevocably undertake:

(a) if taking the New Ordinary Shares in uncertificated form (i.e. through CREST), to comply with the deadlines and instructions set out in the Placing Letter to ensure a successful matching of instructions in CREST; or

(b) if taking physical delivery of the New Ordinary Shares in certificated form, to make payment by CHAPS (Electronic Funds Transfer) direct to your account at , HSBC, Guildford, Surrey, GU1 3YU , sort code 40 22 26, for the account of GeneMedix plc, account number 32071223 for the account of Nomura International plc, account number 40673358 and quoting reference "GMXINS" for the full amount due (on the basis of the Placing Price) for value by not later than 24 June 2003.

Signed: ....
for and on behalf of
«Institution»

Name: .... Position: ....

Date: 2003

Contact telephone number for Settlement purposes..

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 19 June 2003

Details of securities to be listed

GENEMEDIX PLC ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
600,000,000	in	1p Ordinary Shares	299,085,755
	in		
	in		
£●			£●

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing
Primary London Stock Exchange
Secondary Singapore Stock Exchange

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
8,983,003 Ordinary Shares of 1p each

Type of issue for which application is being made
Placing

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed
Director or secretary or other duly authorised officer for and on behalf of
Name of issuer GENEMEDIX PLC

To be completed in all cases

Application to be heard on:	23 June 2003
Admission expected to be effective on:	24 June 2003

Name(s) of contact(s) at issuer regarding the Application Julian Attfield
Telephone number: 01638 675115